9

Follow-Up Materials

06013747

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangzhou Investment Co Ltd

*CURRENT ADDRESS

PROCESSED

MAY 25 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4247 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 5/25/06

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

(Stock Code: 123)



2005 Annual Report

Contents

Guangzhou Investment Company Limited ("Company") was listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange") in December 1992. Yue Xiu Enterprises (Holdings) Limited, the controlling shareholder of the Company, is the principle investment vehicle of the Guangzhou Municipal People's Government in Hong Kong. The Company and its subsidiaries ("Group") has built up several businesses consisting of property, paper and toll road mainly located in the Guangdong Province of the Mainland of China ("China"). These businesses all have substantial market share in Southern China. Regarding the China property business, the Group currently has property projects and land bank in Guangzhou Municipality with total gross floor area of 5,800,000 sq. meters. The newsprint plant has annual production capacity of 300,000 tonnes. The toll road business is conducted through GZI Transport Limited, a subsidiary of the Company separately listed on the Stock Exchange in 1997. GZI Transport Limited is currently operating an attributable length of 315.2 kms of toll road and bridge projects in Guangdong and other selective provinces of China.


Guangzhou Investment Company Limited
GZI Transport Limited
Property
Paper
Toll Roads and Bridges (315.2 kms)
Hong Kong Properties (130,000m²)
China Properties (5,800,000m²)
Newsprint (300,000 tonnes)

	Year ended 31st December	
	2005	2004 Restated
	HK$'000	HK$'000
Turnover	3,954,998	4,544,209
Operating profit	3,163,517	614,011
Share of profits less (losses) of		
Jointly controlled entities	38,210	(29,228)
Associated companies	202,062	151,942
Profit attributable to shareholders	2,527,765	272,736
Basic earnings per share	HK39.54 cents	HK4.32 cents
Fully diluted earnings per share	HK38.94 cents	HK4.25 cents
Interest coverage	9.38 times	6.20 times

	As at 31st December	
	2005	2004 Restated
	HK$'000	HK$'000
Total assets	27,095,641	24,471,063
Total liabilities	13,156,154	13,999,168
Minority interests	3,550,726	3,451,189
Shareholders' funds	10,388,761	7,020,706
Net assets per share	HK$1.59	HK$1.11
Gearing ratio	32%	41%



The Group's major business operations are centered around the Guanghzou Municipality and its vicinity. In 2005, the Group benefited from the sustaining growth in Guangzhou's economy, and achieved satisfactory results in various business operations. Attributable profit to shareholders increased to HK$2.528 billion, representing an increase of 827% compared to 2004. Earnings per share is approximately HK$0.39, an increase of approximately 815% compared to 2004. The Board recommends a total dividend of HK$0.08 per share for the year.

On 21st December 2005, the Group obtained approval from The Securities and Futures Commission and the Stock Exchange to spin-off a portfolio of 4 grade A office and prime commercial investment properties including White Horse Building for an aggregate area of approximately 160,000 square meters in the form of a real estate investment trust. The spin-off of GZI REIT (stock code:405) brought HK$3.3 billion cash to the Group and a HK$2 billion profit, resulting in significant contribution to the Group in terms of cash flow, capital structure, net asset value as well as profit, and realised the market value of the Group's investment properties.

As a result of the changes in Hong Kong accounting standards which require the change of profit recognition from percentage of completion method to recognition upon full completion of the project, the Group's book sales of GFA decreased to approximately 129,200 square meters, and book sales revenue also decreased to HK$1.247 billion; representing a reduction of 58.52% and 37% respectively. However, with the improvement in rental revenue in both Hong Kong and Guangzhou (approximately HK$520 million, an increase of 20% compared to 2004), a revaluation gain of HK$799 million was recorded for the Group's properties.

During the period, profit attributable to shareholders from toll road operations amounted to HK$306 million, representing an increase of 10.4% compared to 2004. Attributable profit to shareholders from newsprint operations recorded an amount of HK$33.0 million, an increase of 3.09% compared to 2004.

Looking into the future, Guangzhou Municipality in which the Group's major businesses are located, is expected to accelerate the development of various industries such as automobile manufacturing, heavy industry and logistics, exhibitions and conventions, financial and intermediaries, cultural and other services, etc; the object of which is to position Guangzhou Municipality as the economic hub of Southern China. Economic developments take business development opportunities in its stride. In light, the Group's future development strategy will be:

To proactively consider and, when the right opportunity arises, to prepare for the spin-off of the newsprint operation in Hong Kong, rationalizing the Group's segment structure and improving transparency of its business operations, and also providing a platform for the development of the newsprint business.

Focusing on property development business, maximize the advantage in the abundance of land reserve — planned development for 2006 would increase to 2.6 million square meters, and in response to the keen demand for residential units in the old town area, more high quality residence units shall be delivered. Anticipated supply of GFA available for sale in 2006 would be approximately 550,000 square meters.

Strengthen the operations of commercial properties — with a full understanding on the implications of the Central Government's series of macro economic policies targeting to prevent overheating in the property market, the Group would accordingly implement a consistent policy to expand its investment property portfolio in line with the market conditions, but fully aware of the operating risks, and take appropriate expansion in commercial property operation, achieving flexibility for sale or lease. After the spin-off of GZI REIT, the Group still maintains a portfolio of approximately 450,000 square meters of investment properties mainly in commercial properties and offices. Commercial properties under development in 2006 is expected to increase to about 1.1 million square meters, all located in business centers or prosperous districts in Guangzhou. Also, the Group had successfully secured the development right for the West Tower of the Mega Twin Towers in Pearl River New City, the GFA deliverable is approximately 400,000 square meters. The project is expected to become the tallest building of Guangzhou, and is currently under preliminary preparatory work. Over the next few years, the Group is expected to gradually increase its portfolio to approximately 2 million square meters of investment properties. The Group has granted a first right of refusal to GZI REIT when it was listed. We would make full use of the various properties that fit the description of this first right of refusal in interaction with the GZI REIT. We would offer those properties to the GZI REIT on a first refusal basis on the same terms and conditions offered to the Group and in compliance with applicable law and regulations, achieving a win/win situation for both parties.

Appropriately develop other downstream operations, maintaining long term stable development and return.

Guangdong Province will continue to expand its highway network over the coming years, and as long as the appropriate rate of return can be achieved, the Group will actively participate in investments in expressways.

The Group shall execute the above series of business development measures, and strive to improve its competitive capabilities, increase operating efficiency, compress costs, seize market opportunities, thereby bringing better return to shareholders.

I take this opportunity to express our gratitude to all Directors, senior management, and all staff members for their contribution to the Group. And I cordially thank all shareholders and friends in the banking and business community for their support and assistance to the Group.

Ou Bingchang
Chairman

Hong Kong, 25th April 2006

BUSINESS REVIEW

Mainly benefiting from the spin-off of approximately 160,000 square meters of investment properties including White Horse Building on 21st December 2005 through the listing of a real estate investment trust, apart from still owing approximately 31% of unit of the REIT, there was also a receipt of HK$3.3 billion in cash; attributable profit to shareholders increased by 827% to HK$2.528 billion; earning per share increased by 815% over last year to HK$0.39 and NAV per share increased by 40% over last year to HK$1.59. The overall financial position of the Group has been substantially improved. The Board recommended total dividend for the year at HK$0.08 per share, an increase of 362% compared to last year; of which interim dividend was HK$0.01 and final dividend being HK$0.02 and a special dividend of HK$0.05.

Property business

According to the changes in the Hong Kong financial reporting standard in 2005, the Group's property sales recognition basis was changed from percentage of completion method to recognition upon full completion of the project. As a result, floor space book sales during the period decreased to 129,200 square meters from 311,500 square meters last year, while sales proceeds decreased to HK$1.247 billion from HK$1.987 billion last year, representing a drop of 58.52% and 37%, respectively.

However, taking into account the unrecognized pre-sold floor space of 152,100 square meters and sales proceeds of HK$882 million, as well as the sales to GZI REIT of 160,000 square meters at a sales proceeds of approximately HK$4.362 billion, actual floor space sold for the period amounted to 441,300 square meters and sales proceeds was HK$6.491 billion, representing an increase of 41.67% and 226.67%, respectively.

Starting from last year, the Group had been implementing a policy of "balanced development in residential and commercial property", and appropriately expanded its commercial property portfolio, apart from realizing the true value of the investment properties through the spin-off of GZI REIT, rental income also reached HK$520 million, representing an increase of 20% compared to last year.

Other businesses

During the period, the Group's toll road operation realized a turnover of HK$425 million, an increase of 6.2% compared to last year, the attributable profit in associated companies amounted to HK$184 million, representing an increase of 20.9% compared to last year; the jointly controlled entity GSNR had outstanding performance, contributing HK$40 million to the Group's attributable profit from the entity, representing a 295.7% increase compared to last year. The GWSR project which the Group participated 35%, is expected to be in operation by the end of 2006 ahead of schedule; by that time the Groups' operating income is expected to further increase.

During the period, despite the competition from increased newsprint production in the country affecting sales dropping to 275,000 tons, representing a drop of 11.58% compared to last year, but with the increase in market price and the strengthening of cost control by the Group and improvements made to production, attributable profit to shareholders increased by 3.09% to HK$33.00 million for the period.

Future development strategy and business outlook

In 2005 Guangzhou Municipality, where most of the Group's businesses are located, has a GDP reaching RMB511.575 billion, representing an increase of 13% compared to the previous year. Economic development remained positive, and fixed assets investments continued to be strong; with keen internal demand, overall property price increased by 10.7% compared to the previous year, and average transaction price reached RMB5,114 per square meter, a breakthrough of the RMB5,000 mark for the first time since 2000.

At the same time, with full awareness of the series of measures implemented by the Central Government to prevent overheating in the property market, the Group would accordingly implement a consistent business strategy in line with the changes in market conditions. The future strategy would be: streamlining of organization, increase transparency, and on the basis of mainly developing residential property, making best use of the interaction in commercial properties between the Group and GZI REIT, to pursue a win/win situation while at the same time paying high attention to operating risk prevention. And looking into the future:

1. the Group is actively investigating to spin-off the newsprint operation in Hong Kong at an appropriate time, allowing the Group to concentrate its attention on property and infrastructure business and improve transparency; at the same time allowing the newsprint operation to have an independent platform, which is advantageous to its own development.

2. the Group will make use of the advantage of the vast land reserve: planned property development floor space for 2006 would expand gradually to 2.6 million square meters. Seizing the opportunity of robust market condition in Guangzhou with a rising property price, and in response to the keen demand for residential properties, appropriate sales expansion plan is adopted to increase sale. The expected floors space sales target would be approximately 550,000 square meters for 2006, mainly on residential units and an appropriate portion of villas. Major projects on sale include: Jiangnan New Mansion, Springland Garden, Xing Hui Ya Yuan (Happy Valley), Binjiang Yiyuan, Glade Village and Southern Le Sand. Between 2006 and 2007, the target is to complete approximately 1.2 million square meters of GFA, and the increase in sales would mainly come from residential projects like Jiang Nan New Village Phase 4, sector 1.4 Jiang Nan New Village Phase 3 section 7.



Southern Le Sand

3. the Group will accelerate the development of commercial properties. Currently the properties under construction is approximately 1.1 million square meters, including mainly the 2 office towers of Victory Plaza, Yue Xiu City Plaza, Yue Xiu New Metropolis Plaza, Asian Pacific Century Plaza and Nansha Commercial Centre etc. With the securing of the West Tower of the Mega Twin Towers project in Pearl River New City (estimate total GFA would amount to approximately 400,000 square meters), together with the Group's current portfolio of investment properties of over 400,000 square meters, over the next few years, the Group is able to own or complete around 2 million square meters of investment commercial properties and offices. At the time of the spin-off of GZI REIT, the Group granted a first right of refusal to the GZI REIT, and the Group will consider to make full use of those properties that fulfill the acquisition conditions in interaction with the GZI REIT; under similar terms and conditions, those properties shall be firstly considered by the GZI REIT for acquisition and mutual growth, thus achieving a win/win situation.


Jiang Nan New Mansion

4. on the toll road operation: the Group will continue to focus on the investment on expressways, and with the high growth in highway network for the Guangdong Province in the coming years, as long as the return is appropriate, the Group will actively seek to participate in such investments.

5. the Group will also reorganize some of its businesses with good potentials, such as supermarket operation and car park operations etc., to grow these businesses, and at the appropriate time realize their potential value.

FINANCIAL REVIEW

Analysis of results

For the year ended 31st December 2005, profits attributable to shareholders of the Group were approximately HK$2,528 million, increased by 826.8% from 2004. The significant increase in profits attributable to shareholders was mainly attributable to the fact that the Company established GZI REIT by injection of four high quality investment properties, including White Horse Building, and successfully spun off from the Group and separate listed on the main board of the Stock Exchange to raise tremendous funds and release a huge amount of profits. Basic earnings per share of the Group were HK$0.39, increased by 815% from 2004.

Turnover

Turnover of the Group for the year ended 31st December 2005 was approximately HK$3,955 million, decreased by 13.0% from 2004. This was mainly attributable to the effect of a change in the accounting policy for recognising revenue from the sales of development properties of the property business.

Pursuant to the new Hong Kong Financial Reporting Standards implemented in 2005, revenue recognition for the sale of properties has been changed from the percentage of completion method to recognition upon full completion. Under the new method, the nominal sales area recognised for the year 2005 was approximately 129,200 square meters and the property sales income recognised was approximately HK$1,247 million. For 2004, the sales area recognised based on the percentage of completion method was approximately 311,500 square meters. The property sales income recognised was approximately HK$1,987 million. Despite the effect of the change in the accounting policy, property sales income for 2005 increased slightly over 2004. As the Group strengthened the asset enhancement of investment properties to continuously increase the value of investment properties, property rental income increased by 20%, to approximately HK$520 million, over 2004. This initially reflected the achievement of the successful transformation of the single-line property business into the comprehensive commercial property business.

For the toll road business, despite the performance of certain Class I and II highways were compromised by overall enhancement of toll road services' quality, intensify toll inspection strength, heighten collection effectiveness, exploration of new toll road network in the Guangdong Province and surrounding provinces, the toll road's turnover for 2005 grew 6.2% over 2004 to approximately HK$425 million.

For the newsprint business, because of intense competition in the industry, turnover for the newsprint business for the year slightly decreased by 3.7% to approximately HK$1,194 million over 2004.

Gross profit

The property and newsprint businesses of the Group have been respectively affected by the changes in new Hong Kong Financial Reporting Standards and the intensive competition in the industries. Nevertheless, through strengthening corporate management and actively and effectively reducing costs, the Group recorded a gross profit of approximately HK$1,053 million, increased by 9.9% from 2004.

Operating expenses

Operating expenses of the Group for 2005 were approximately HK$1 billion, increased by 70.7% from 2004. The increase was related to the direct recognition of expenses of new projects for the previous period in the profit and loss account and was also affected by an increase in the share option expenses.

Valuation of investment properties

In 2005, benefiting from a pickup in the property market, the investment properties of the Group were revalued and recorded a surplus on revaluation of approximately HK$799 million.

Finance costs

As affected by continuous increase in interest rates, the finance costs of the Group for 2005 increased by 168.2% to approximately HK$302 million over 2004. However, following the separate listing of GZI REIT on the Stock Exchange, the funds raised were mainly used for repayment of bank borrowings. In December 2005, the Group repaid bank borrowings of HK$1.5 billion, thereby significantly reducing the Group's bank borrowings. The interest expenses saving will be reflected in subsequent years, which would effectively offset the financial pressure created as a result of rising interest rates.



Xing Hui Ya Yuan

Share of results of associated companies and jointly controlled entities

During the period, the Group's share of profits of associated companies increased by 33.0% to approximately HK$202 million. This was mainly attributable to the toll road business benefiting from an increase in the income from toll road and a reduction in the operating tax rate since June 2005. Because of the positive impact of an improvement in surrounding highway networks on the GNSR Expressway, the Group's share of profits of jointly controlled entities amounted to approximately HK$38 million.

Taxation

After the elimination of the taxation impact of the separate listing of GZI REIT, the tax expense of the Group increased from approximately HK$110 million in 2004 to approximately HK$270 million. This was mainly attributable to the deferred tax provided as a result of the revaluation of investment properties.

Final dividend

The Directors recommended the payment of final dividend of HK$0.02 (2004: HK$0.009) per share and a special dividend of HK$0.05 (2004: nil) per share to shareholders whose names appear on the register of members of the Company on 15th June 2006. Subject to the approval of shareholders at the Annual General Meeting to be held on 15th June 2006, the final dividend and special dividend will be paid on or about 26th June 2006. Together with the interim dividend of HK$0.01 (2004: HK$0.0083) per share, total dividends for the year ended 31st December 2005 will amount to HK$0.08 (2004: HK$0.0173) per share.

Adoption of new and revised financial reporting standards

Due to the requirement to adopt the new and revised Hong Kong Financial Reporting Standards with effect from 1st January 2005, the Group has incorporated prior year and opening balances restatements in the financial statements included in this annual report. These restatements mainly related to the changes in accounting policy in respect of rental income recognition, leasehold land and land use rights, deferred taxation, shares-based payment and negative goodwill. The shareholders' equity on 31st December 2004 was adjusted downward by approximately HK$213 million to HK$7,021 million which does not have any impact on the Group's cash flow position.



Glade Village

Treasury policies



Southern Le Sand

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions or invested in trading securities.

Financing arranged by the Group was mainly denominated in Hong Kong dollars. In respect of the Group's business activities in China that are conducted through its China subsidiaries, a portion of its borrowings was denominated in Renminbi to fund its operation in China during the financial year under review. As a whole, the core operation of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent. The Group did not enter into any currency hedging agreement during the financial year under review.

Liquidity and financial resources

The Group believes the importance of healthy liquidity position to sustainability of the operation of the Group. The Group's major sources of liquidity are from recurring cash flow of the business and committed banking facilities.

Cash flow

The following table summaries the Group's cash flows for each of the two years ended 31st December 2005:

	2005	2004
	HK$'000	HK$'000
Net cash inflow from operating activities	**1,079,930**	1,157,745
Net cash inflow from investing activities	**1,853,281**	(213,396)
Net cash outflow from financing activities	**(540,405)**	(1,174,010)
Net increase / (decrease) in cash and cash equivalents	**2,392,806**	(229,661)
Cash and cash equivalents at year end	**3,198,953**	806,147

Net cash inflow from operating activities

In 2005, the net cash inflow from operating activities was approximately HK$1,080 million, a decrease of HK$78 million from HK$1,158 million in 2004. Decrease in net cash inflow from operating activities was mainly due to the decrease in the revenue generated from the sales of properties.

Net cash inflow from investing activities

In 2005, net cash inflow from investing activities was HK$1,853 million. The cash used in capital expenditure was overwritten by the cash generated from disposal of interest in subsidiaries.

Net cash outflow from financing activities

In 2005, the net cash outflow from financing activities was approximately HK$540 million, mainly represented by the repayment of bank borrowings of approximately HK$5,910 million which were mainly financed by the new bank loans of approximately HK$5,684 million. As a result, there was a decrease in net cash outflow from financing activities of approximately HK$634 million from approximately HK$1,174 million in 2004.

During the past year, cash inflow of approximately HK$89 million was raised from the issuance of approximately 167 million ordinary shares of HK$0.01 upon exercise of share options. Furthermore, the Group raised approximately HK$3,300 million in cash through the spin-off GZI REIT in December 2005. The majority of the net proceeds from spin-off transaction after related expenses together with the new loans were applied to repay bank borrowings of approximately HK$5,910 million.

Working capital

As at 31st December 2005, the Group's working capital (current assets minus current liabilities) amounted approximately HK$4,543 million which was increased by approximately HK$2,144 million as compared to the end of 2004. The increase was mainly attributable to an increase in bank balances and cash. As at 31st December 2005, the Group's cash and cash equivalents amounted to approximately HK$3,199 million.

Indebtedness

The indebtedness as of the end of the two years ended 31st December 2005 was as follows:

	2005	2004
	HK$'000	HK$'000
Secured bank borrowings	**3,371,645**	3,825,780
Unsecured bank borrowings	**1,571,725**	1,343,947
Unsecured other borrowings	**509,396**	890,694
Obligations under finance leases	**92**	78
Bank overdrafts	**27,285**	24,763
Total indebtedness	**5,480,143**	6,085,262
Ageing analysis:		
Repayable within one year	**1,526,901**	2,046,850
In the second year	**812,512**	1,324,413
In the third to fifth year	**2,718,866**	2,090,764
With no fixed repayment terms	**421,864**	623,235
	5,480,143	6,085,262

By the end of 2005, the Group's total indebtedness was approximately HK$5,480 million representing a decrease of approximately 10% compared to 2004. The main reason for the decrease was the repayment of certain bank borrowings with the net proceeds from the spin-off transaction. As a consequence, the Group's ratio of total indebtedness to total assets decreased from 25% in 2004 to 20% in 2005. Given the substantial decrease in indebtedness and corresponding future finance cost, the management is confident that the Group will achieve an improving liquidity and capital structure which will result in an improving gearing ratio.

Capital structure

The Group's capital structure as at 31st December 2005 and 2004 are summarised below:

	2005		2004	
	HK$'000	**%**	HK$'000	%
Bank borrowings (floating rates)				
Denominated in Renminbi	**3,077,170**	**20.1**	2,382,496	18.7
Denominated in United States dollars	**37,205**	**0.2**	117,000	0.9
Denominated in Hong Kong dollars	**1,828,995**	**11.9**	2,670,231	21.0
Total bank borrowings	**4,943,370**	**32.2**	5,169,727	40.6
Shareholders' funds plus negative goodwill	**10,388,761**	**67.8**	7,547,445	59.4
Total capitalisation	**15,332,131**	**100.0**	12,717,172	100.0
Gearing ratio	**32%**		41%	

As a result of improving capital efficiency of the Group, total bank borrowings share smaller portion of the total capitalisation of the Group, which is reduced from 41% to 32%. As at 31st December 2005, total bank borrowings was reduced by HK$226 million to HK$4,943 million. The ratio of total borrowings to total capitalisation (gearing ratio) was reduced from 41% to 32% in 2005.

As at 31st December 2005, shareholders' fund amounted to approximately HK$10,389 million which accounted for about 68% of the Group's total capitalisation. The increase in shareholders' funds of approximately HK$3,368 million mainly represented by the net profit retained for the year after appropriation of 2004 final dividend and 2005 interim dividend.

Details of the borrowings of the Group are set out in the notes to the financial statements of this annual report.

Interest rate exposure

Interest expenses accounted for a significant proportion of the Group's total expenses. As a result of this, the Group monitors its interest rate exposures closely and appropriate interest rate hedging measures will be adopted.

Foreign exchange exposure

Since the Group's principal operations are in China and most of the income is denominated in Renminbi, the Group is aware of possible currency exchange risk exposure. As such, the Group's hedging strategy is to use as much as practicable re-invested profits and debt financing denominated in Renminbi to match with the Renminbi capital expenditure requirements. Therefore, the Group aims to have minimal mismatches in currency and does not speculate in currency movements. Nevertheless, during the period when interest rate of Renminbi loan stands higher than foreign currency loan, the Group may consider equity and debt financing denominated in foreign currency as an alternative source of funding investment projects, in which the case, appropriate currency hedging measures will be adopted.

Capital expenditure

During the year, the Group had aggregate capital expenditure and investments totalling approximately HK$54.1 million (2004: HK$82.8 million) of which HK$53.8 million was the initial equity capital contribution to a new investment project, the Guangzhou Western Second Ring Expressway. Other than the above, capital expenditure incurred on the purchase of non-current assets amounted to approximately HK$860 million (2004: HK$202 million).

Capital expenditure commitments

During the year 2004, the Group's subsidiary, GZI Transport Limited, had entered into a joint venture agreement to establish Guangzhou Western Second Ring Expressway Company Limited for a shareholding of 35.0 per cent., the outstanding committed equity capital contribution of the Group amounted to approximately Rmb206.5 million (equivalent to approximately HK$198.6 million) as at 31st December 2005. Other than the above, the Group also has capital commitments in respect of property, plant and equipment amounted to approximately HK$266 million as at 31st December 2005 (2004: HK$14 million).

Pledge of assets

As at 31st December 2005, certain banking facilities and loans granted to the Group were secured by assets of the Group. Details of the pledge of assets are set out in note 40 to the financial statements.

Contingent liabilities

During the year, the Group had arranged bank financing for certain buyers of the Group's properties and provided guarantees to secure obligations for repayment of loans. As at 31st December 2005, the total contingent liabilities exposure amounted to approximately HK$264 million (2004: HK$251 million).

Employees and Remuneration Policy

As at 31st December 2005, the Group employed approximately 7,900 employees (2004: 7,080 employees), of whom approximately 7,750 employees (2004: 6,980 employees) were primarily engaging in the properties, toll roads and newsprint business.

The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes, which award it employees according to the performance of the Group and individual employees. Promotion and salary adjustments are based on a performance related basis.

Disclosures Pursuant to Rule 13.21 of the Listing Rules

Reference was made to a HK$3,800 million loan agreement dated 30th May 2005 ("Loan Agreement") with a final maturity in June 2010. In accordance with the terms of the Loan Agreement, it shall be an event of default if Yue Xiu Enterprises (Holdings) Limited ceases to maintain shareholding interest (whether directly or indirectly) of not less than 35 per cent in the issued voting share capital of the Company or an effective management control over the Company. And this obligation has been duly complied with.

Executive Directors

Mr Ou Bingchang, aged 59, was appointed executive director, Chairman and the General Manager of the Company in 2003. He is also the Chairman and the general manager of Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the holding company of the Company, and the Chairman of GZI Transport Limited ("GZT"). Mr Ou graduated from China Pharmaceutical University in China. Prior to joining Yue Xiu in November 2002, he assumed leading roles in Guangzhou Pharmaceutical Factory, Economic Coordinating Office of Guangzhou Municipality and General Office of Guangzhou Municipal People's Government. During the period of serving as the director of the Guangzhou Municipal Transport Commission, Mr Ou had made distinguished contributions to Guangzhou Municipality in relation to transport planning, construction, development and management. He has over 30 years of experience in industrial technology, transportation network, enterprise and economic management.

Mr Liang Yi, aged 53, was appointed executive director of the Company in 2003. He is also a Vice Chairman of the Company, a director of Yue Xiu and GZT. Mr Liang graduated from the Chinese People's Liberation Army Engineering Soldier's University majoring in public administration. Prior to joining Yue Xiu in June 2001, he assumed leading roles in Guangzhou Chemical Industry Bureau and organizations under Committee of Guangzhou. Mr Liang had made outstanding contribution in establishing the administrative supervisory system of Guangzhou Municipality. He has over 20 years of experience in public administration.

Mr Li Fei, aged 53, was appointed executive director of the Company in 2002. He is also a Vice Chairman of the Company and a director of Yue Xiu. Mr. Li graduated from South China Normal University in China majoring in Chinese studies. He is responsible for the strategic planning, business development and operations of the property group of the Company.

Mr Chen Guangsong, aged 63, was appointed executive director of the Company in 2001. He is also a vice chairman of Yue Xiu and a director of GZT. Mr Chen obtained his bachelor's degree from the South China University of Technology in China. He had been the general manager of Guangzhou Gourmet & Food Factory, chairman and general manager of Guangzhou Light Industrial Group. Prior to joining the Group, Mr Chen was the director of Guangzhou Municipal Economic Commission from 1998 to April 2001 and had over 33 years of experience in corporate management.

Mr Tang Shouchun, aged 43, was appointed executive director of the Company on 28th February 2006. Mr Tang graduated from Nanjing Agricultural University and is a senior accountant, senior economist and registered asset appraiser in China, and has a Doctor degree in Agricultural Economics and Management. Prior to joining Yue Xiu in 2002, he taught at Southwestern University of Finance and Economics in Chengdu and was a vice professor of South China Normal University in Guangzhou. He had been a director and chief accountant of Guangzhou City Construction & Development Group Co. Ltd., responsible for overseeing financial accounting, financial management and capital operation of the company. He also participated in the planning and operation management of various large real estate projects. After joining Yue Xiu, Mr Tang has held the positions of Group financial controller and deputy general manager, overseeing the Group's financial and treasury affairs. He has extensive experience in the financial management and capital operation of large enterprises.

Mr Wang Hongtao, aged 56, was appointed executive director and Deputy General Manager of the Company on 28th February 2006. Mr Wang graduated from the Huadong Institute of Hydraulic with a major in port engineering. He joined Guangzhou City Construction & Development Group Co. Ltd. in 1985, and had taken up various leading positions in the planning and development department, Guangzhou Grandcity Development Ltd. and Guangzhou Investment Property Holdings Limited. He has nearly 30 years' experience in infrastructure and real estate development, specializing in real estate investment, project planning, development and construction as well as property operation and management.

Mr Wang has participated in and has been in charge of various large real estate development projects such as Guangzhou Jiang Nan Estate, Er Sha Island and Tianhe Construction Zone, and more than ten residential districts and commercial buildings such as Guangzhou Ming Ya Mansion, Galaxy City, Jiang Nan New Mansion, City Development Plaza and China Mayors Plaza. Among them, City Development Plaza and China Mayors Plaza were awarded the Luban Prize, the highest accolade awarded by the Ministry of Construction of China, while Lingnan Garden won the Zhan Tian You Civil Engineering Award. Mr Wang himself was awarded the Ministerial Award from the Ministry of Construction of China.

Mr Wang is a senior economist, engineer and registered land valuer in China, and is a member of the Expert Committee of the Guangzhou Real Estate Industry Association. He is also the vice chairman of the Guangzhou Real Estate Industry Association, the Guangzhou Construction Industry Association and the Leasing Association of Guangzhou.

Independent Non-Executive Directors

Mr Yu Lup Fat Joseph, aged 58, has been an independent non-executive director of the Company since 1992. Mr Yu is the chairman of Tradeeasy Holdings Limited and is responsible for the Tradeeasy Group's corporate financial development and strategic business planning. He holds a master's degree in applied finance from Macquarie University in Australia and a diploma of management studies from the University of Hong Kong. Mr Yu has over 37 years of experience in investment, banking and finance.

Mr Lee Ka Lun, aged 51, has been an independent non-executive director of the Company since 2000. He is an accountant by profession and is the deputy chief executive of Lloyds TSB Bank plc, Hong Kong Branch. Mr Lee is a Fellow of the Association of Chartered Certified Accountants in UK and has over 20 years of experience in banking and auditing. He is an independent non-executive director of Denway Motors Limited and Chow Sang Sang Holdings International Limited.

Mr Lau Hon Chuen Ambrose, aged 58, has been an independent non-executive director of the Company since 2004. He is also an independent non-executive director of GZT. He holds a Bachelor of Laws degree from the University of London and is a Solicitor of the High Court of the Hong Kong Special Administrative Region, a China-Appointed Attesting Officer and a Notary Public. He is the senior partner of Messrs Chu & Lau, Solicitors & Notaries. Mr Lau is a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference, a member of the Selection Committee for The First Government of The Hong Kong Special Administrative Region and a Non-official Justice of Peace among his many public service appointments. He was awarded the Gold Bauhinia Star by The Government of The Hong Kong Special Administrative Region. He is also a director of The Hong Kong Mortgage Corporation Ltd., an independent non-executive director of companies listed on The Stock Exchange of Hong Kong Limited including Hong Kong Parkview Group Ltd., Beijing Enterprises Holdings Ltd., Glorious Sun Enterprises Ltd., Qin Jia Yuan Media Services Company Limited, as well as Wing Hang Bank Ltd.

The Company recognizes the importance of good corporate governance to the Company's healthy growth and has devoted considerable efforts to identifying and formulating corporate governance practices appropriate to the conduct and growth of its business.

The Company's corporate governance practices are based on the principles and the code provisions ("Code Provisions") as set out in the Code on Corporate Governance Practices ("CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on the Stock Exchange.

The Company has complied with the Code Provisions save for certain deviations from Code Provisions A.2.1, A.4.1 and A.4.2, details of which will be explained below.

The Company periodically reviews its corporate governance practices to ensure that these continue to meet the requirements of the CG Code.

The Board of Directors ("Board") of the Company plays a crucial role in sustaining high standards of corporate governance and transparency and accountability of Company operations.

The key corporate governance principles and practices of the Company are summarised as follows:

THE BOARD

Responsibilities

The overall management of the Company's business is vested in the Board, which assumes the responsibility for leadership and control of the Company and is collectively responsible for promoting the success of the Company by directing and supervising its affairs in the interests of the Company.

The Board has delegated the supervision of the day-to-day management of the Company's business to the executive directorate, and focuses its attention on matters affecting the Company's overall strategic policies and finances, including: the approval and monitoring of all policy matters, overall strategies and budgets, internal control and risk management systems, financial statements, dividend policy, major financial arrangements and major investments, treasury policies, appointment of directors and other significant financial and operational matters.

All directors have full and timely access to all relevant information as well as the advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations are followed.

Each director is normally able to seek independent professional advice in appropriate circumstances at the Company's expense, upon making request to the Board.

Composition

The composition of the Board ensures a balance of skills and experience appropriate to the requirements of the business of the Company and to the exercising of independent judgment.

The Board comprises the following nine members :

Mr Ou Bingchang *(Chairman & General Manager)*
Mr Liang Yi *(Vice Chairman)*
Mr Li Fei *(Vice Chairman)*
Mr Chen Guangsong
Mr Liang Ningguang (resigned on 9th December 2005)
Mr Xiao Boyan (resigned on 10th August 2005)
Mr Tang Shouchun (appointed on 28th February 2006)
Mr Wang Hongtao (appointed on 28th February 2006)
Mr Yu Lup Fat Joseph*
Mr Lee Ka Lun*
Mr Lau Hon Chuen Ambrose*

* *Independent non-executive directors*

None of the members of the Board is related to one another.

During the year ended 31st December 2005, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive directors with at least one independent non-executive director possessing appropriate professional qualifications, or accounting or related financial management expertise.

The Company has received written annual confirmation from each independent non-executive director of his independence pursuant to the requirements of the Listing Rules. The Company considered all independent non-executive directors to be independent.

Through active participation in Board meetings, taking the lead in managing issues involving potential conflict of interests and serving on Board committees, all independent non-executive directors make valuable contributions to the effective direction of the Company.

Appointment and Succession Planning of Directors

The Board as a whole is responsible for reviewing the Board composition, developing and formulating the relevant procedures for nomination and appointment of directors, monitoring the appointment and succession planning of directors and assessing the independence of independent non-executive directors.

The Board reviewed its own structure, size and composition regularly to ensure that it has a balance of expertise, skills and experience appropriate to the requirements of the business of the Company.

Where vacancies on the Board exist, the Board will carry out the selection process by making reference to the skills, experience, professional knowledge, personal integrity and time commitments of the proposed candidates, the Company's needs and other relevant statutory requirements and regulations.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election. None of the non-executive directors of the Company is appointed for a specific term. However, all the non-executive directors of the Company are subject to retirement by rotation at the annual general meeting of the Company in accordance with the Company's Articles of Association. All the non-executive directors of the Company had retired by rotation during the past 3 years. They have been re-elected.

Code Provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

According to the Company's Articles of Association, at the annual general meeting in every year one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, or such other manner of rotation as may be required by the Listing Rules or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time shall retire from office. A managing director and a director holding any other executive office shall not be subject to retirement by rotation. Further, any director appointed to fill a casual vacancy or as an addition to the Board shall retire at the next following annual general meeting and shall then be eligible for re-election.

The Board recommended the re-appointment of the directors standing for re-election at the next forthcoming annual general meeting of the Company.

In order to ensure compliance with code provisions A.4.1 and A.4.2, a special resolution will be proposed to amend the Articles of Association of the Company at the forthcoming annual general meeting.

Training for Directors

Each newly appointed director receives comprehensive, formal and tailored induction and a directors' guidelines on the first occasion of his appointment, so as to ensure that he has appropriate understanding of the business and operations of the Company and that he is fully aware of his responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

There are also arrangements in place for providing continuing briefing and professional development to directors whenever necessary.

Board Meetings

Number of Meetings and Directors' Attendance

In year 2005, the Board held 12 meetings. The attendance record of each member of the Board is set out below :

Directors	**Attendance of Board meetings in 2005**
Executive Directors	
Ou Bingchang	12/12
Liang Yi	10/12
Li Fei	11/12
Chen Guangsong	11/12
Liang Ningguang[1]	9/9
Xiao Boyan[2]	6/6
Independent Non-executive Directors	
Yu Lup Fat Joseph	5/12
Lee Ka Lun	5/12
Lau Hon Chuen Ambrose	6/12

Notes:

1. Resigned on 9th December 2005
2. Resigned on 10th August 2005

Practices and Conduct of Meetings

Notices of the two regular Board meetings are served to all directors at least 14 days before the meetings. For other Board and committee meetings, reasonable notice is generally given.

Board papers together with all appropriate, complete and reliable information are sent to all directors at least 3 days before each Board meeting or committee meeting to keep the directors apprised of the latest developments and financial position of the Company and to enable them to make informed decisions. The Board and each director also have separate and independent access to the senior management whenever necessary.

Minutes of all Board meetings and committee meetings are kept by the Company Secretary. Draft minutes are normally circulated to directors for comment within a reasonable time after each meeting and the final version is open for directors' inspection.

According to current Board practice, any material transaction, which involves a conflict of interests for a substantial shareholder or a director, will be considered and dealt with by the Board at a duly convened Board meeting. The Company's Articles of Association also contain provisions requiring directors to abstain from voting and not to be counted in the quorum at meetings for approving transactions in which such directors or any of their associates have a material interest.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Mr Ou Bingchang is the Chairman and General Manager of the Company. The Chairman is responsible for overseeing the operation of the Board and providing leadership and direction towards achieving the Company's objectives. In contrast the General Manager of the Company is responsible for the operation of the business under the direction of the Board and the implementation of the policies and strategies set by the Board. The combination of the roles of the Chairman and the General Manager in one person is intended to ensure that the Board is in full control of the affairs of the Company and that the policies and strategies set by the Board would be efficiently and effectively implemented.

BOARD COMMITTEES

The Board has established two committees, namely, the Remuneration Committee and the Audit Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with defined written terms of reference. The terms of reference of the Board committees are available to shareholders upon request.

Audit Committee

The Audit Committee comprises three independent non-executive directors (including one independent non-executive director who possesses the appropriate professional qualifications or accounting or related financial management expertise) and Mr Yu Lup Fat Joseph is the chairman of the committee. None of the members of the Audit Committee is a former partner of the Company's existing external auditors.

The main duties of the Audit Committee include the following:

(a) To review the financial statements and reports and consider any significant or unusual items raised by the qualified accountant or external auditors before submission to the Board.

(b) To review the relationship with the external auditors by reference to the work performed by the auditors, their fees and terms of engagement, and make recommendation to the Board on the appointment, re-appointment and removal of external auditors.

(c) To review the adequacy and effectiveness of the Company's financial reporting system, internal control system and risk management system and associated procedures.

The Audit Committee held two meetings during the year ended 31st December 2005 to review the financial results and reports, financial reporting and compliance procedures, internal control system and risk management system and the re-appointment of the external auditors. The attendance record of each Audit Committee member is set out below:

Directors	**Attendance of Audit Committee *meetings in 2005***
Yu Lup Fat Joseph	2/2
Lee Ka Lun	2/2
Lau Hon Chuen Ambrose	2/2

There are no material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

The Company's annual results for the year ended 31st December 2005 has been reviewed by the Audit Committee.

Remuneration Committee

The Remuneration Committee comprises three independent non-executive directors and Mr Tang Shouchun, an executive director, and Mr Lau Hon Chuen Ambrose is the chairman of the committee.

The primary objectives of the Remuneration Committee include making recommendations on and approving the remuneration policy and structure and remuneration packages of the executive directors and the senior management. The Remuneration Committee is also responsible for establishing transparent procedures for developing such remuneration policy and structure to ensure that no director or any of his associates will participate in deciding his own remuneration, which remuneration will be determined by reference to the performance of the individual and the Company as well as market practice and conditions.

The Remuneration Committee met once on 25th April 2006 (with all members present) and reviewed and approved the remuneration policy and structure of the Company and remuneration packages of the executive directors for the year under review.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 to the Listing Rules.

Specific enquiry has been made of all the directors and the directors have confirmed that they have complied with the Model Code throughout the year ended 31st December 2005.

Specific employees who are likely to be in possession of unpublished price sensitive information have been requested to comply with the provisions of the Model Code. No incident of non-compliance was noted by the Company.

RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS AND AUDITORS' REMUNERATION

The Board is responsible for presenting a balanced, clear and understandable assessment of annual and interim reports, price-sensitive announcements and other disclosures required under the Listing Rules and other regulatory requirements.

The directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended 31st December 2005.

The statement of the external auditors of the Company about their reporting responsibilities on the financial statements is set out in the "Report of the Auditors" on page 32.

The remuneration paid to the external auditors of the Company in respect of audit services and non-audit services for the year ended 31st December 2005 amounted to HK$5,975,000 and HK$4,676,000 respectively.

INTERNAL CONTROLS

The Board is responsible for maintaining an adequate internal control system to safeguard shareholder interests and Company assets. In meeting its responsibility, the Board seeks to increase risk awareness of its business operations and puts in place policies and procedures, including the parameters of delegated authority, which provide for the identification and arrangement of business risk.

The Board assumes overall responsibility in monitoring the operation of the businesses within the Group. Executive directors are appointed to the boards of all significant material operating subsidiaries to attend their board meetings and to oversee the operations of those companies. Monitoring activities include the review and approval of business strategies, budgets and plans, and the setting of key business performance targets. The executive management team of each core business division is accountable for the conduct and performance of each business in the division within the agreed strategies and similarly the management of each business is accountable for its conduct and performance.

Business plans and budgets are prepared annually by the management of individual businesses which are subject to review and approval by both the executive management teams and the executive directors as part of the Group's corporate planning. The Executive Directors hold monthly meetings to review management reports on the business results and key operating statuses of each core business.

The Group has established procedures and guidelines for the approval and control of expenditures. Operating expenditures are subject to overall budget control and are controlled within each business with the approval levels for such expenditures being set by reference to the level of responsibility of each executive and officer.

SHAREHOLDER RIGHTS AND INVESTOR RELATIONS

The rights of shareholders and the procedures for demanding a poll on resolutions at shareholders' meetings are contained in the Company's Articles of Association. Details of such rights to demand a poll and the poll procedures are included in all circulars to shareholders and will be explained during the proceedings of meetings.

Poll results will be published in newspapers on the business day following the shareholders' meeting and posted on the website of the Stock Exchange.

The general meetings of the Company provide a forum for communication between the shareholders and the Board. The Chairman of the Board as well as chairman of the Audit Committee are available to answer questions at the shareholders' meetings.

Separate resolutions are proposed at shareholders' meetings on each substantial issue, including the election of individual directors.

The Company continues to enhance communications and relationships with its investors. Designated senior management maintain regular dialogue with institutional investors and analysts to keep them abreast of the Company's developments. Enquiries from investors are dealt with in an informative and timely manner.

To promote effective communication, the Company also maintains a website at www.gzinvestment.com.hk, where extensive information and updates on the Company's business developments and operations, financial information, corporate governance practices and other information are posted.

The Directors submit their report together with the audited financial statements for the year ended 31st December 2005.

PRINCIPAL ACTIVITIES

The principal activities of the Group consist of three major businesses: properties, toll roads and paper. The principal activities of its principal subsidiaries, jointly controlled entities, associated companies are set out in the Group Structure section on pages 104 to 117.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 5 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 33.

The Directors have declared an interim dividend of HK$0.01 per ordinary share, totalling approximately HK$64 million which was paid on 8th November 2005.

The Directors have declared a dividend in specie of 16,269,505 units of GZI REIT, totalling approximately HK$44 million which was paid on 20th December 2005.

The Directors recommend the payment of a final dividend of HK$0.02 per ordinary share, totalling approximately HK$133 million.

The Directors also recommend the payment of a special dividend of HK$0.05 per ordinary share, totalling approximately HK$334 million.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 31 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group and the Company are set out in note 17 to the financial statements.

MAJOR PROPERTY PROJECTS

Details of the major property projects held for/under development, for sale and for investment purposes of the Group in Guangzhou Municipality are set out in the List of Major Property Projects in Guangzhou Municipality section on pages 119 to 123.

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are set out in note 29 to the financial statements.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Articles of Association and there was no restriction against such rights under the Hong Kong Companies Ordinance.

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out below.

	Year ended 31st December				
	2005	2004 Restated	2003	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Results					
Profit/(loss) attributable to shareholders	**2,527,765**	272,736	300,653	(960,230)	39,782
Assets and liabilities					
Total assets	**27,095,641**	24,471,063	25,785,918	26,685,015	19,961,555
Total liabilities	**(13,156,154)**	(13,999,168)	(15,441,736)	(16,571,103)	(7,005,499)
Minority interests	**(3,550,726)**	(3,451,189)	(3,374,822)	(3,403,865)	(6,425,518)
Net assets	**10,388,761**	7,020,706	6,969,360	6,710,047	6,530,538

Comparative figures for the year ended 31st December 2004 have been restated to reflect the adoption of HKAS 16, HKAS 17, HK-Int 21 and HKFRS 2 which are effective for accounting periods commencing on or after 1st January 2005. The comparative figures for the three years ended 31st December 2003 have not been restated as the directors are of the opinion that it is impracticable to do so.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

INTEREST CAPITALISED

During the year, interest capitalised as development cost in respect of properties held under development and associated companies amounted to approximately HK$34 million (2004: HK$55 million).

DISTRIBUTABLE RESERVES

As at 31st December 2005, the distributable reserves of the Company available for distribution amounted to approximately HK$3,113 million (2004: HK$289 million).

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Mr Ou Bingchang
Mr Liang Yi
Mr Li Fei
Mr Chen Guangsong
Mr Liang Ningguang - resigned on 9th December 2005
Mr Xiao Boyan - resigned on 10th August 2005
Mr Tang Shouchun - appointed on 28th February 2006
Mr Wang Hongtao - appointed on 28th February 2006
Mr Yu Lup Fat Joseph*
Mr Lee Ka Lun*
Mr Lau Hon Chuen Ambrose*

* *Independent non-executive directors*

Messrs Ou Bingchang, Liang Yi and Li Fei retire by rotation in accordance with Article 91 of the Company's Articles of Association at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Messrs Tang Shouchun and Wang Hongtao retire in accordance with Article 97 of the Company's Articles of Association at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Directors' Profiles are set out on pages 16 and 17.

DIRECTOR'S SERVICE CONTRACTS

None of the directors of the Company has a service contract with the Company which is not determinable by the employer within one year without payment of compensation, other than statutory compensation.

DIRECTOR'S INTEREST IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company, its subsidiaries or its fellow subsidiaries was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

Significant related party transactions, which also constitute as connected transactions under the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange"), required to the disclosed in accordance with the Listing Rules, are disclosed in notes 39(c), 41(b)(ii) and 41(e)(iii) to the financial statements. In respect of the lease and utility service transactions entered into between the Company and Guangzhou Paper Holdings Limited disclosed in note 41(b) to the financial statements, Messrs Yu Lup Fat Joseph, Lee Ka Lun and Lau Hon Chuen Ambrose, the independent non-executive directors of the Company, have confirmed that the transactions have been entered into in accordance with the terms of the relevant agreements governing such transactions.

The auditors of the Company have performed certain agreed-upon procedures in respect of the lease and utility service transactions entered into between the Group and Guangzhou Paper Holdings Limited and reported their findings to the Directors that the transactions (i) have received the approval of the board of directors; (ii) have been entered into in accordance with the terms of the relevant agreements governing the transactions; and (iii) have not exceeded the cap for the transactions.

INTERESTS OF DIRECTORS

As at 31st December 2005, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), which are required to be recorded in the register maintained by the Company under Section 352 of the SFO or notified to the Company and the Stock Exchange were as follows:

1. Long positions in shares of the Company:

Name of Director	Nature of interest	Beneficial interest in shares	Approximate % of interest
Mr Lee Ka Lun	Personal	1,050,000	0.02

2. Long positions in underlying shares of equity derivatives of the Company:

Name of Director	Date of grant	Exercise price per share HK$	Number of share options outstanding as at 1st January and 31st December 2005
Mr Ou Bingchang	02/06/2003	0.5400	9,000,000
Mr Liang Yi	02/06/2003	0.5400	7,000,000
Mr Li Fei	02/06/2003	0.5400	7,000,000
Mr Chen Guangsong	02/06/2003	0.5400	8,000,000
Mr Yu Lup Fat Joseph	02/06/2003	0.5400	3,500,000
Mr Lee Ka Lun	02/06/2003	0.5400	2,450,000

Notes:

The share options are exercisable from 2nd June 2003 to 1st June 2013, of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)) thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant, respectively.

Save as disclosed herein, as at 31st December 2005, none of the directors of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which are required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Save as disclosed herein, at no time during the year was the Company, its holding company, its subsidiaries, or its fellow subsidiaries a party to any arrangement to enable the directors of the Company (including their spouse and children under 18 years of age) to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31st December 2005, the following persons have an interest or short position in the shares or underlying shares of the Company which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

Name	Long position in shares	Approximate % of interest
Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu") *(Note 1)*	3,229,435,248	49.88
JPMorgan Chase & Co. *(Note 2)*	327,863,000	5.10

Notes:

1) The capacity of Yue Xiu in holding the 3,229,435,248 shares was, as to 10,928,184 shares, as beneficial owner and, as to 3,218,507,064 shares, attributable to interests of controlled corporations. Details of the breakdown of the shares held by Yue Xiu were as follows:

Name	Long position in shares
Yue Xiu	3,229,435,248
Excellence Enterprises Co., Ltd. ("Excellence")	3,174,015,064
Bosworth International Limited ("Bosworth")	2,279,312,904
Sun Peak Enterprises Ltd. ("Sun Peak")	565,683,000
Novena Pacific Limited ("Novena")	565,683,000
Shine Wah Worldwide Limited ("Shine Wah")	158,049,000
Morrison Pacific Limited ("Morrison")	158,049,000
Perfect Goal Development Co., Ltd. ("Perfect Goal")	135,737,000
Greenwood Pacific Limited ("Greenwood")	135,737,000
Yue Xiu Finance Company Limited ("YXF")	44,492,000
Seaport Development Limited ("Seaport")	35,233,160
Goldstock International Limited ("Goldstock")	35,233,160

(i) 2,279,312,904 shares were held by Bosworth, which was wholly-owned by Excellence which was, in turn, wholly-owned by Yue Xiu.

(ii) 565,683,000 shares were held by Novena, which was wholly-owned by Sun Peak which was, in turn, wholly-owned by Excellence.

(iii) 158,049,000 shares were held by Morrison, which was wholly-owned by Shine Wah which was, in turn, wholly-owned by Excellence.

(iv) 135,737,000 shares were held by Greenwood, which was wholly-owned by Perfect Goal which was, in turn, wholly-owned by Excellence.

(v) 44,492,000 shares were held by YXF, which was wholly-owned by Yue Xiu.

(vi) 35,233,160 shares were held by Goldstock, which was wholly-owned by Seaport which was, in turn, wholly-owned by Excellence.

2) The capacity of JPMorgan Chase & Co. in holding the 327,863,000 shares was, as to 273,644,000 shares, as investment manager and, as to 54,219,000 shares, as approved lending agent.

SHARE OPTIONS

(i) The Company

Pursuant to the share option scheme ("Share Option Scheme") approved by shareholders of the Company on 23rd June 1998, the board of directors of the Company ("Board") may, at their discretion, offer to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares in the Company. The Share Option Scheme is designed to act as an incentive to employees and executives of the Group. The exercise price was determined by the Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 26th June 2002, the shareholders of the Company approved the resolutions relating to the termination of the Share Option Scheme and the adoption of a new share option scheme ("2002 Share Option Scheme"). Upon termination of the Share Option Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the Share Option Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 Share Option Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 Share Option Scheme, the Board may grant to any person being an employee, officer, director, agent, consultant or representative of Yue Xiu, the Company or any of their respective subsidiaries ("Participants") options to subscribe for shares in the Company. The purpose of the 2002 Share Option Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. The total number of shares which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme is 10 per cent of the number of shares in issue as at the date of approval of the 2002 Share Option Scheme, but the Company may seek approval from its shareholders in a general meeting to refresh the 10 per cent limit. On 2nd June 2004, the shareholders of the Company approved the refreshment of the 10 per cent limit under the 2002 Share Option Scheme. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2002 Share Option Scheme and any other schemes of the Company must not exceed 30 per cent of the shares of the Company in issue from time to time. The maximum entitlement of each Participant upon exercise of the options granted or to be granted within any 12-month period immediately preceding the proposed date of grant is limited to 1 per cent of the number of shares in issue as at the proposed date of grant. Any further grant of options in excess of this limit is subject to shareholders' approval in general meeting. The share options are exercisable from the commencement date of the option period (which shall be a period to be notified by the Board at the time of the grant of an option, such period to commence on the date of grant or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed 10 years from the date of grant), of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)), of the options granted under the relevant grant are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the commencement date of the option period respectively. After the second anniversary of the commencement date of the option period the restrictions will cease. In respect of a Participant who is an employee of Yue Xiu, the Company or any of their respective subsidiaries, the same limits on the exercise of the share options as described above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Participant of one year of continuous employment as permanent member of the staff of Yue Xiu, the Company or any of their respective subsidiaries, as the case may be; and (b) the commencement date of the option period, and the date when the restrictions cease shall be modified accordingly. The exercise price is determined by the Board and must be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date of grant; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of the shares. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

Movements during the year of the options granted under the share option schemes of the Company to the employees of the Group other than the directors of the Company as disclosed on page 27 were as follows:

Number of share options							
outstanding as at 1st January 2005	exercised during the year	lapsed during the year	outstanding as at 31st December 2005	Exercise price per share HK$	Date of grant	Exercisable period	Weighted average closing price (d) HK$
9,626,000	4,568,000	5,058,000	—	0.5008	14/12/1999	14/12/2000 - 13/12/2005 (b)	0.826
109,180,000	72,058,000	3,612,000	33,510,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (c)	0.761
23,200,000	768,000	1,200,000	21,232,000	0.5400	02/06/2003	02/06/2003 - 01/06/2013 (c)	0.800
12,404,000	1,180,000	—	11,224,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (c)	0.941
100,234,000	968,000	—	99,266,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (c)	0.947
312,414,000	87,796,000	1,786,000	222,832,000	0.6300	23/06/2004	23/06/2004 - 22/06/2014 (c)	0.872

Notes:

(a) No options have been granted or cancelled during the year.

(b) The options granted are exercisable in 2 tranches.

(c) The options granted are exercisable in 3 tranches.

(d) The weighted average closing price per share immediately before the dates on which the options were exercised.

(ii) GZT

Pursuant to the share option scheme ("GZT Scheme") approved by shareholders of GZT on 3rd January 1997, the board of directors of GZT ("GZT Board") may, at their discretion, grant to directors and employees of GZT or any of its subsidiaries options to subscribe for ordinary shares in GZT. The GZT Scheme is designed to act as an incentive to employees and executives of GZT and its subsidiaries. The exercise price is determined by the GZT Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of offer of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 25th June 2002, the shareholders of GZT approved the resolutions relating to the termination of the GZT Scheme and the adoption of a new share option scheme ("2002 GZT Scheme"). Upon termination of the GZT Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the GZT Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 GZT Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 GZT Scheme with terms and conditions same as those of 2002 Share Option Scheme, the GZT Board may grant to any person being an employee, officer, director, agent, consultant or representative of the Company, Yue Xiu, GZT or any of their respective subsidiaries options to subscribe for shares in GZT.

Movements during the year of the options granted under the GZT Scheme to the employees of the Group were as follows:

Number of share options							
outstanding as at 1st January 2005	exercised during the year	lapsed during the year	outstanding as at 31st December 2005	Exercise price per share HK$	Date of grant	Exercisable period	Weighted average closing price (c) HK$
1,114,000	792,000	92,000	230,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006 (b)	2.589

Notes:

(a) No options have been granted or cancelled during the year.

(b) All options are exercisable in 3 tranches.

(c) The weighted average closing price per share of GZT immediately before the dates on which the options were exercised.

INDEPENDENT NON-EXECUTIVE DIRECTORS' FEES

Three independent non-executive directors of the Company each received HK$68,000 as directors' fees for the year ended 31st December 2005.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

PUBLIC FLOAT

Based on the information that is publicly available to the Company as at the date of this report and within the knowledge of the Directors, there was a sufficiency of public float of the Company's securities as required under the Listing Rules.

MAJOR CUSTOMERS AND SUPPLIERS

No disclosures with regard to the Group's major customers and suppliers are made since the aggregate percentages of sales and purchases attributable to the Group's five largest customers and suppliers are less than 30 per cent of the Group's total sales and purchases respectively.

EVENTS AFTER THE BALANCE SHEET DATE

Details of the events after balance sheet date is set out in note 42 to the financial statements.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Ou Bingchang
Chairman

Hong Kong, 25th April 2006

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF GUANGZHOU INVESTMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 33 to 117 which have been prepared in accordance with Hong Kong Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 25th April 2006

Consolidated Income Statement

For the year ended 31st December 2005

	Note	2005	2004
			Restated
		HK$'000	HK$'000
Turnover	5	**3,954,998**	4,544,209
Cost of sales	8	**(2,901,608)**	(3,585,893)
Gross profit		**1,053,390**	958,316
Gain on disposal of subsidiaries	35	**2,028,993**	—
Revaluation surplus on investment properties		**798,919**	76,750
Other gains	6	**281,718**	164,392
Selling and distribution expenses	8	**(190,019)**	(178,451)
General and administrative expenses	8	**(809,484)**	(406,996)
Operating profit		**3,163,517**	614,011
Interest income	7	**52,107**	35,970
Finance costs	9	**(301,746)**	(112,512)
Share of profits less losses of			
– jointly controlled entities		**38,210**	(29,228)
– associated companies		**202,062**	151,942
Profit before tax		**3,154,150**	660,183
Taxation	10	**(270,477)**	(109,605)
Profit for the year	11	**2,883,673**	550,578
Attributable to			
Equity holders of the Company		**2,527,765**	272,736
Minority interests		**355,908**	277,842
		2,883,673	550,578
Earnings per share for profit attributable to the equity holders of the Company (expressed in HK cents per share)	12		
– Basic		**39.54**	4.32
– Diluted		**38.94**	4.25
Dividends	13	**575,439**	109,797

Consolidated Balance Sheet

As at 31st December 2005

	Note	2005	2004 Restated
		HK$'000	HK$'000
ASSETS			
Non-current assets			
Interests in toll highways and bridges	16	**1,980,017**	2,040,020
Negative goodwill		—	(526,739)
Property, plant and equipment	17	**1,614,567**	1,351,352
Investment properties	18	**3,301,437**	4,775,305
Leasehold land and land use rights	19	**4,372,994**	4,778,439
Interests in jointly controlled entities	21 & 41	**685,729**	643,435
Interests in associated companies	22 & 41	**3,089,126**	1,757,991
Deferred tax assets	33	**67,980**	56,199
Trade receivables, non-current portion		**108,201**	104,900
Available-for-sale financial assets	23	**354,912**	—
Other investments		—	261,347
		15,574,963	15,242,249
Current assets			
Properties under development	24	**2,668,674**	2,343,360
Properties held for sale	24	**682,448**	1,304,257
Leasehold land and land use rights	19	**3,190,945**	3,429,014
Other assets held for sale		**397,000**	—
Inventories	25	**319,105**	195,288
Amounts due from related companies	41	**1,510**	3,234
Trade receivables	26	**431,675**	457,868
Other receivables, prepayments and deposits		**415,744**	594,136
Tax recoverable		**22,447**	—
Charged bank deposits		**164,892**	70,747
Bank balances and cash	27	**3,226,238**	830,910
		11,520,678	9,228,814
LIABILITIES			
Current liabilities			
Trade payables	28	**374,190**	414,493
Land premium payable		**617,319**	729,410
Other payables and accrued charges		**3,870,163**	3,054,229
Amount due to ultimate holding company	41	**148,626**	—
Amounts due to related companies	41	**45,333**	—
Amounts due to jointly controlled entities	21 & 41	**83,559**	123,442
Amounts due to associated companies	22 & 41	**119,938**	112,150
Amounts due to minority shareholders of subsidiaries	41	**112,868**	186,831
Borrowings	32 & 41	**1,526,901**	2,046,850
Derivative financial instruments		—	29,021
Taxation payable		**78,589**	133,798
		6,977,486	6,830,224

As at 31st December 2005

	Note	2005	2004
			Restated
		HK$'000	HK$'000
Net current assets		**4,543,192**	2,398,590
Total assets less current liabilities		**20,118,155**	17,640,839
Non-current liabilities			
Borrowings	32	**3,953,242**	4,038,412
Deferred tax liabilities	33	**2,225,426**	3,130,532
		6,178,668	7,168,944
Net assets		**13,939,487**	10,471,895
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	29	**651,894**	635,160
Other reserves	31	**6,270,299**	5,770,281
Retained earnings			
– Proposed dividend	31	**467,041**	57,266
– Others	31	**2,999,527**	557,999
		10,388,761	7,020,706
Minority interests		**3,550,726**	3,451,189
Total equity		**13,939,487**	10,471,895

On behalf of the Board

Chen Guangsong
Director

Tang Shouchun
Director

Balance Sheet

As at 31st December 2005

	Note	2005	2004
			Restated
		HK$'000	HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	17	**11,060**	12,263
Investment properties	18	**10,500**	10,300
Investments in subsidiaries	20	**10,228,835**	9,968,046
		10,250,395	9,990,609
Current assets			
Other receivables, prepayments and deposits		**20,524**	30,595
Bank and cash balances	27	**1,499,622**	39,832
		1,520,146	70,427
LIABILITIES			
Current liabilities			
Amounts due to subsidiaries	20	**30,968**	377,464
Other payables and accrued charges		**63,241**	39,441
Amount due to ultimate holding company	41	**164,889**	—
Amount due to a related company	41	**2,044**	—
Borrowings	32	**291,573**	633,960
		552,715	1,050,865
Net current assets/(liabilities)		**967,431**	(980,438)
Total assets less current liabilities		**11,217,826**	9,010,171
Non-current liabilities			
Borrowings	32	**1,589,096**	2,316,646
Net assets		**9,628,730**	6,693,525
EQUITY			
Share capital	29	**651,894**	635,160
Other reserves	31	**5,864,247**	5,769,183
Retained earnings			
– Proposed dividend	31	**467,041**	57,266
– Others	31	**2,645,548**	231,916
Shareholders' funds		**9,628,730**	6,693,525

On behalf of the Board

Chen Guangsong
Director

Tang Shouchun
Director

Consolidated Cash Flow Statement

For the year ended 31st December 2005

	Note	2005	2004
			Restated
		HK$'000	HK$'000
Net cash inflow generated from operations	34(a)	**1,529,085**	1,409,488
Interest received		**52,107**	35,970
Interest paid		**(335,342)**	(167,911)
Hong Kong profits tax paid		**(7,518)**	(1,558)
China taxation paid		**(158,402)**	(118,244)
Net cash inflow from operating activities		**1,079,930**	1,157,745
Investing activities			
Dividends received from jointly controlled entities and associated companies		**53,229**	94,060
Dividends received from other investments		—	14,904
Investment in toll highway and bridges		—	(3,121)
Purchases of property, plant and equipment, investment property and leasehold land and land use right		**(859,536)**	(202,338)
Sale of property, plant and equipment		**25,210**	39,972
Purchase of subsidiaries		—	2,339
Acquisition of additional interests in subsidiaries	34(b)	**(86,109)**	—
Disposal of certain interests in a subsidiary	35	**2,768,105**	—
Issue of a subsidiary's shares		**664**	315
Capital injection in a jointly controlled entity		**(53,846)**	(82,160)
Partial disposal of a jointly controlled entity		**51,853**	—
Purchases of other investments		—	(1,496)
Repayment from/(advance to) associated companies and jointly controlled entities		**47,856**	(5,124)
Increase in charged bank deposits		**(94,145)**	(70,747)
Net cash inflow/(outflow) from investing activities		**1,853,281**	(213,396)
Financing activities			
Issue of ordinary shares		**89,274**	43,643
Capital contribution from minority shareholders of subsidiaries		—	4,476
(Repayment to)/advance from associated companies		**(32,095)**	48,031
New bank loans		**5,683,518**	932,996
Repayment of bank loans		**(5,909,875)**	(1,801,602)
New other borrowings		**48**	170,049
Repayment of other borrowings		**(51,202)**	(231,818)
Dividends paid		**(165,967)**	(120,792)
Dividends paid to minority shareholders of subsidiaries		**(154,106)**	(218,993)
Net cash outflow from financing activities		**(540,405)**	(1,174,010)
Increase/(decrease) in cash and cash equivalents		**2,392,806**	(229,661)
Cash and cash equivalents at the beginning of year		**806,147**	1,035,808
Cash and cash equivalents at the end of year		**3,198,953**	806,147
Analysis of balances of cash and cash equivalents			
Bank balances and cash		**3,226,238**	830,910
Bank overdrafts		**(27,285)**	(24,763)
		3,198,953	806,147

Consolidated Statement of Changes in Equity

For the year ended 31st December 2005

	Note	Attributable to equity holders of the Company Share capital HK$'000	Reserves HK$'000	Minority interests HK$'000	Total HK$'000
Balance at 1st January 2005, as previously reported as equity		635,160	6,599,141	—	7,234,301
Balance at 1st January 2005, as previously separately reported as minority interests		—	—	3,467,807	3,467,807
Amortisation of leasehold land and land use rights	31	—	(444,147)	(25,851)	(469,998)
Adjustment for deferred tax arising from the revaluation of investment properties	31	—	202,805	9,233	212,038
Adjustment for rental income from incidental operations capitalised as property under development		—	27,747	—	27,747
Balance at 1st January 2005, as restated		635,160	6,385,546	3,451,189	10,471,895
Opening adjustment on adoption of HKAS 39	31	—	168,424	18,020	186,444
Opening adjustment on adoption of HKFRS 3	31	—	521,099	5,640	526,739
Balance at 1st January 2005 after opening adjustments, as restated		635,160	7,075,069	3,474,849	11,185,078
Currency translation differences	31	—	228,439	66,668	295,107
Release of reserve upon deemed disposal of certain interest in a subsidiary	31	—	34	2,071	2,105
Decrease in fair value of available-for-sale financial assets	31	—	(28,893)	(24,583)	(53,476)
Fair value adjustment on loans from minority interests	31	—	5,356	10,264	15,620
Net income recognised directly in equity		—	204,936	54,420	259,356
Profit for the year	31	—	2,527,765	355,908	2,883,673
Total recognised income for the year ended 31st December 2005		—	2,732,701	410,328	3,143,029
Employees share option scheme - value of employee services	31	—	22,524	—	22,524
Issue of share capital	31	16,734	72,540	—	89,274
Dividend paid	31	—	(165,967)	(154,106)	(320,073)
Acquisition of additional interests in a subsidiary		—	—	(180,345)	(180,345)
		16,734	(70,903)	(334,451)	(388,620)
Balance at 31st December 2005		651,894	9,736,867	3,550,726	13,939,487

For the year ended 31st December 2005

	Note	Attributable to equity holders of the Company Share capital HK$'000	Reserves HK$'000	Minority interests HK$'000	Total HK$'000
Balance at 1st January 2004, as previously reported as equity		624,872	6,344,488	—	6,969,360
Balance at 1st January 2004, as previously separately reported as minority interests		—	—	3,374,822	3,374,822
Amortisation of leasehold land and land use rights	31	—	(406,472)	(22,733)	(429,205)
Adjustment for deferred tax arising from the revaluation of investment properties	31	—	203,063	9,220	212,283
Adjustment for rental income from incidental operations capitalised as property under development	31	—	25,282	—	25,282
Balance at 1st January 2004, as restated		624,872	6,166,361	3,361,309	10,152,542
Currency translation differences	31	—	(1,588)	(2,066)	(3,654)
Release of reserve upon deemed disposal of certain interest in a subsidiary	31	—	(3)	799	796
Release of reserve upon disposal of properties held for sale	31	—	(30,675)	—	(30,675)
Provision for impairment of goodwill	31	—	43,533	—	43,533
Net income/(expenses) recognised directly in equity		—	11,267	(1,267)	10,000
Profit for the year	31	—	272,736	277,842	550,578
Total recognised income for the year ended 31st December 2004		—	284,003	276,575	560,578
Employees share option scheme – value of employee services	31	—	22,619	—	22,619
Issue of share capital	31	10,288	33,355	—	43,643
Capital contribution from minority shareholders of subsidiaries		—	—	4,476	4,476
Deemed acquisition of a subsidiary		—	—	27,822	27,822
Dividend paid	31	—	(120,792)	(218,993)	(339,785)
		10,288	(64,818)	(186,695)	(241,225)
Balance at 31st December 2004		635,160	6,385,546	3,451,189	10,471,895

1 GENERAL INFORMATION

Guangzhou Investment Company Limited ("the Company") and its subsidiaries (together "the Group") is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties and manufacturing and trading of newsprint. The Group's operations are mainly in places within Hong Kong and Mainland China ("China"). During the year, the Group disposed of certain subsidiaries in China and the details of which are disclosed in Note 35.

The Company is a limited liability company incorporated in Hong Kong. The address of its registered office is 26 Floor, Yue Xiu Building, 160 Lockhart Road, Wanchai, Hong Kong.

The Company is listed on The Stock Exchange of Hong Kong Limited.

These consolidated financial statements are presented in thousands of Hong Kong dollars (HK$'000), unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 25th April 2006.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of buildings, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and investment properties, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.1 Basis of preparation (cont'd)

(a) Effect of adopting new HKFRS

In 2005, the Group adopted the new/revised standards and interpretations HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKAS-Int 15	Operating Leases - Incentives
HKAS-Int 21	Income Taxes - Recovery of Revalued Non-Depreciated Assets
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK-Int 3	Revenue - Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases - Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 21, 23, 24, 27, 28, 31, 33, HKAS-Int 15, HKFRS 5 and HK-Int 4 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associated companies and jointly controlled entities and other disclosures.
- HKASs 2, 7, 8, 10, 23, 27, 28, 31, 33 and HKAS-Int 15 and HK-Int 4 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.
- HKFRS 5 has affected the classification and valuation of non-current assets.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.1 Basis of preparation (cont'd)

(a) Effect of adopting new HKFRS (cont'd)

The adoption of HKAS 16 has resulted in a change in the accounting policy relating to the rental income from incidental operations that was earned before or during the construction of properties. Rental income from incidental operations are required to be recognised in the income statement. The Group applied this new policy retrospectively and accordingly the 2004 comparative figures had reflected the retrospective effect of the change.

The adoption of HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights to operating leases from properties under development, properties held for sale and property, plant and equipment. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. Amortisation of lease payments that is incurred during the construction period of properties under development is capitalised as part of properties under development. In prior years, the leasehold land included in leasehold land and buildings was accounted for at cost less accumulated depreciation and accumulated impairment losses; the land use rights included in properties under development and properties held for sale were accounted for at the lower of cost and net realisable value. The transitional provisions require retrospective application of this new policy and accordingly the 2004 comparative figures had reflected the retrospective effect of the change.

The adoption of HKASs 32, 39 and 39 (amendment) has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit and loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

The adoption of revised HKAS 40 has resulted in a change in the accounting policy of investment properties of which the changes in fair values are recorded in the income statement with effect from 1st January 2005. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale. The transitional provisions require retrospective application of this new policy and accordingly the 2004 comparative figures reflected the retrospective effect of the change.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.1 Basis of preparation (cont'd)

(a) Effect of adopting new HKFRS (cont'd)

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2004, the provision of share options to employees did not result in an expense in the income statement. Effective on 1st January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7th November 2002 and had not yet vested on 1st January 2005 was expensed retrospectively in the income statement of the respective periods (Note 2.20).

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill and negative goodwill. Until 31st December 2004, goodwill was amortised on a straight-line basis over a maximum period of 20 years and assessed for an indication of impairment at each balance sheet date; negative goodwill not relating to any identifiable future losses or expenses at the date of acquisition and not exceeding the fair value of the non-monetary assets acquired, was recognised in the income statement over the period of utilisation of those assets. The transitional provisions of HKFRS 3 allow retrospective application of this new policy under certain situations, which are not applicable to the Group, and accordingly the 2004 comparative figures had not reflected the effect of this change. In accordance with the provisions of HKFRS 3, the Group ceased amortisation of goodwill from 1st January 2005, with accumulated amortisation as at 31st December 2004 being eliminated with a corresponding decrease in the cost of goodwill. From the year ended 31st December 2005 onwards, goodwill will be tested annually for impairment, as well as when there is indication of impairment; excess of interest of the Group's share of the net identifiable assets of the acquired subsidiary/business at the date of acquisition over the cost of an acquisition is recognised in the income statement. Negative goodwill of approximately HK$526,739,000 as at 31st December 2004 has been transferred to retained earnings on 1st January 2005.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38 and no adjustment resulted from this reassessment.

The adoption of HK-Int 3 has resulted in a change in the accounting policy relating to revenue recognition arising from the sale of properties. Such revenue is recognised only upon completion of the related sale agreement, which refers to the time when properties are completed and delivered to the buyers. Until 31st December 2004, revenue from the sale of properties under development was recognised according to the percentage of completion method and the sale of other properties was recognised upon signing of sales and purchase agreements. The transitional provisions allow retrospective application of this new policy. However, the Group has chosen to apply this standard prospectively on 1st January 2005 as the management considered that it is impracticable to reflect the retrospective effect.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.1 Basis of preparation (cont'd)

(a) Effect of adopting new HKFRS (cont'd)

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than:

- HKAS 16 under which the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transaction;

- HKAS 21 which requires prospective application for accounting goodwill and fair value adjustments as part of foreign operations;

- HKASs 32 and 39 which do not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for investments in securities" to other investments for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39, if any, are determined and recognised at 1st January 2005;

- HKAS 40 since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at 1st January 2005, including the reclassification of any amount held in revaluation surplus for investment property;

- HKAS-Int 15 which does not require the recognition of incentives for leases beginning before 1st January 2005;

- HKFRS 2 which only requires retrospective application for all equity instruments granted after 7th November 2002 and not vested at 1st January 2005;

- HKFRS 3 which is applied prospectively after the adoption date; and

- HK-Int 3 which allows prospective application.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.1 Basis of preparation (cont'd)

(b) The impact of changes in accounting policies to the Group for the year ended 31st December 2004

The following are the effects of the changes in the accounting policies described above on individual account caption:

	Effect of adoption of				
	HKAS 17	HKAS-Int 21	HKFRS 2	HKAS 16	Total
Increase/(decrease)	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Income statement items for the year ended 31st December 2004					
Revenue	—	—	—	2,465	2,465
Cost of sales	108,692	—	—	—	108,692
Administrative expenses	1,683	—	22,619	—	24,302
Taxation	(69,582)	245	—	—	(69,337)
Minority interest	(3,118)	13	—	—	(3,105)
Net profit attributable to equity holders of the Company	(37,675)	(258)	(22,619)	2,465	(58,087)
Earnings per share					
- basic (HK cents)	(0.60)	(0.00)	(0.35)	0.04	(0.91)
- diluted (HK cents)	(0.59)	(0.00)	(0.35)	0.04	(0.90)
Balance sheet items as at 31st December 2004					
Property, plant and equipment	(89,973)	—	—	—	(89,973)
Leasehold land and land use rights – non-current portion	4,778,439	—	—	—	4,778,439
Interest in jointly controlled entities	(3,282)	—	—	—	(3,282)
Properties under development	(7,986,404)	—	—	27,747	(7,958,657)
Properties held for sale	(885,501)	—	—	—	(885,501)
Leasehold land and land use rights – current portion	3,429,014	—	—	—	3,429,014
Total assets	(757,707)	—	—	27,747	(729,960)
Deferred tax liabilities	(287,709)	(212,038)	—	—	(499,747)
Total liabilities	(287,709)	(212,038)	—	—	(499,747)
Net assets	(469,998)	212,038	—	27,747	(230,213)
Reserves	(444,147)	202,805	—	27,747	(213,595)
Minority interests	(25,851)	9,233	—	—	(16,618)
Total equity	(469,998)	212,038	—	27,747	(230,213)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.1 Basis of preparation (cont'd)

(c) The impact of changes in accounting policies to the Group for the year ended 31st December 2005

The following are the effects of the changes in the accounting policies described above on individual account caption:

	Effect on adoption							
	HKAS 17	HKAS 32 & 39	HKAS-Int 21	HKFRS 2	HK-Int 3	HKFRS 3	HKAS 16	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Increase/(decrease)								
Income statement items for the year ended 31st December 2005								
Revenue	—	—	—	—	(643,364)	—	1,897	(641,467)
Cost of sales	103,869	—	—	—	(445,154)	15,653	—	(325,632)
Administrative expenses	—	—	—	22,524	—	—	—	22,524
Finance costs	—	15,620	—	—	—	—	—	15,620
Taxation	(66,494)	—	(3,503)	—	(65,409)	—	—	(135,406)
Minority interest	(2,980)	—	575	—	—	—	—	(2,405)
Net profit attributable to equity holders of the Company	(34,395)	(15,620)	2,928	(22,524)	(132,801)	(15,653)	1,897	(216,168)
Earnings per share								
– basic (HK cents)	(0.54)	(0.24)	0.05	(0.35)	(2.08)	(0.24)	0.03	(3.38)
– diluted (HK cents)	(0.53)	(0.24)	0.05	(0.35)	(2.05)	(0.24)	0.03	(3.33)
Balance sheet items as at 31st December 2005								
Property, plant and equipment	(68,330)	—	—	—	—	—	—	(68,330)
Leasehold land and land use rights – non-current portion	4,372,994	—	—	—	—	—	—	4,372,994
Other intangible assets	—	—	—	—	—	511,086	—	511,086
Available-for-sale financial assets	—	354,912	—	—	—	—	—	354,912
Other investments	—	(161,991)	—	—	—	—	—	(161,991)
Properties under development	(8,206,652)	—	—	—	394,015	—	29,644	(7,782,993)
Properties held for sale	(150,533)	—	—	—	59,700	—	—	(90,833)
Trade receivables	—	—	—	—	(643,364)			(643,364)
Leasehold land and land use rights – current portion	3,190,945	—	—	—	—	—	—	3,190,945
Total assets	(861,576)	192,921	—	—	(189,649)	511,086	29,644	(317,574)
Deferred tax liabilities	—	75,573	(215,491)	—	—	—	—	(139,918)
Taxation payable	(354,203)	—	—	—	(65,408)	—	—	(419,611)
Other long-term loans	—	(15,620)	—	—	—	—	—	(15,620)
Total liabilities	(354,203)	59,953	(215,491)	—	(65,408)	—	—	(575,149)
Net assets	(507,373)	132,968	215,491	—	(124,241)	511,086	29,644	257,575
Reserves	(478,542)	129,267	205,733	—	(124,241)	505,446	29,644	267,307
Minority interests	(28,831)	3,701	9,758	—	—	5,640	—	(9,732)
Total equity	(507,373)	132,968	215,491	—	(124,241)	511,086	29,644	257,575

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.1 Basis of preparation (cont'd)

(d) The impact of changes in accounting policies to the Company for the years ended 31st December 2004 and 2005

The following are the effects of the changes in the accounting policies described above on individual account caption:

	Effect on adoption of HKFRS 2 HK$'000
Increase/(decrease)	
Income statement items for the year ended 31st December 2004	
Administrative expenses	12,788
Profit for the year	(12,788)
Balance sheet items as at 31st December 2004	
Investment in subsidiaries	10,360
Net assets	10,360
Other reserve	26,635
Retained earnings	(16,275)
Total equity	10,360
Income statement items for the year ended 31st December 2005	
Administrative expenses	11,731
Profit for the year	(11,731)
Balance sheet items as at 31st December 2005	
Investment in subsidiaries	21,153
Net assets	21,153
Other reserve	49,159
Retained earnings	(28,006)
Total equity	21,153

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.1 Basis of preparation (cont'd)

(e) Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1st January 2006 or later periods but which may be relevant to the Group and the Group has not early adopted, as follows:

- HKAS 19 (Amendment), Employee Benefits (effective from 1st January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. The Group will apply this amendment from 1st January 2006.

- HKAS 39 (Amendment), The Fair Value Option (effective from 1st January 2006) This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from annual periods beginning 1st January 2006.

- HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures (effective from 1st January 2007). HKFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces HKAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in HKAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under HKFRS. The amendment to HKAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the capital disclosures required by the amendment of HKAS 1. The Group will apply HKFRS 7 and the amendment of HKAS 1 from annual periods beginning 1st January 2007.

- HKFRS-Int 4, Determining whether an Arrangement contains a Lease (effective from 1st January 2006). HKFRS-Int 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. The Group is currently assessing the impact of HKFRS-Int 4 on the Group's operations.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement (see Note 2.8).

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(b) Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the excess of any consideration paid over the relevant share acquired of the carrying value of net assets of the subsidiary. If the consideration is less than the relevant share acquired of the carrying value of net assets of the subsidiary, the difference is recognised directly in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(c) Associated companies

Associated companies are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associated companies are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associated companies includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Note 2.8).

The Group's share of its associated companies' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated company are eliminated to the extent of the Group's interest in the associated company. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated company have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d) Joint ventures

A jointly controlled entity is a joint venture where the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. Investments in jointly controlled entities are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Note 2.8).

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealised gains on transactions between the Group and its jointly controlled entity are eliminated to the extent of the Group's interest in the jointly controlled entity. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entity have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.5 Interests in toll highways and bridges

Interests in toll highways and bridges comprise tangible infrastructures and intangible operating rights. Depreciation of tangible infrastructure is calculated to write off their costs on a unit-of-usage basis based on the traffic volume for a particular period over the projected total traffic volume throughout the life of the assets. The Group reviews regularly the projected total traffic volume throughout the life of the respective assets, and if it is considered appropriate, independent professional traffic studies will be obtained. Appropriate adjustment will be made should there be a material change. Amortisation of intangible operating rights is provided on a straight-line basis over periods of 20 to 30 years in which the operating rights are held.

2.6 Property, plant and equipment

Buildings comprise mainly offices. All property, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, as follows:

– Buildings	25-50 years
– Plant and machinery and tools	3-30 years
– Leasehold improvement, furniture, fixtures and office equipment	3-5 years
– Motor vehicles	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing proceeds with carrying amounts.

2.7 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.7 Investment properties (cont'd)

After initial recognition, investment property is carried at fair value. These valuations are performed by external valuers at least annually. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the external valuers use alternative valuation methods such as recent prices on less active markets or discounted cash flow projections. Investment property that is being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property. Some of those outflows are recognised as a liability, including finance lease liabilities in respect of land classified as investment property; others, including contingent rent payments, are not recognised in the financial statements.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Until 31st December 2004, increases in valuation were credited to the investment property revaluation reserve. Decreases in valuation were first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases were credited to operating profit up to the amount previously debited. Effective from 1st January 2005, changes in fair values are recognised in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

Investment property held for sale without redevelopment is classified as other assets held for sale, under HKFRS 5.

2.8 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associated company / jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated company and jointly controlled entities is included in interests in associated company and interests in jointly controlled entities respectively.

Until 31st December 2004, goodwill is amortised on a straight-line basis over its estimated economic life of five to ten years. Effective from 1st January 2005, the Group ceased amortisation of goodwill. Separately recognised goodwill is tested annually for impairment, as well as when there is indication of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.8 Goodwill (cont'd)

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2.9 Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.10 Financial assets

From 1st January 2004 to 31st December 2004:

The Group classified its investments in securities, other than subsidiaries, associated company and jointly controlled entities, as other investments.

Other investments held for long term were stated at cost less accumulated impairment losses. The carrying amounts of individual investments were reviewed at each balance sheet date to assess whether the fair value had declined below the carrying amounts. When a decline other than temporary had occurred, the carrying amount of such investment was reduced to its fair value. The impairment loss was recognised as an expense in the income statement. This impairment loss was written back to income statement when the circumstances and events that led to the write-downs or write-offs ceased to exist and there was persuasive evidence that the new circumstances and events would persist for the foreseeable future.

If the rights and interest in investments are to be surrendered by the Group upon the termination of related operating period, amortisation is provided to write off its cost over the joint venture period on a straight-line basis. The results of other investments are accounted for on the basis of dividends received and receivable.

From 1st January 2005 onwards:

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.10 Financial assets (cont'd)

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'trade and other receivables' in the balance sheet (Note 2.14).

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held to maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets. During the year, the Group did not hold any investments in this category.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category including interest and dividend income, are presented in the income statement within 'other (losses)/gains', in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.10 Financial assets (cont'd)

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as 'gains and losses from investment securities'. Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in Note 2.14.

2.11 Properties under development

For sales agreements entered into prior to 1st January 2005:

Properties under development are stated at cost which comprises land cost, development and construction expenditures, borrowing costs capitalised and other direct costs attributable to the development, plus attributable profits recognised on the basis set out in Note 2.22(ii) taken up to date, less provisions for foreseeable losses and sales instalments received.

For sales agreements entered into from 1st January 2005 onwards:

Properties under development are stated at cost which comprises land cost, development and construction expenditures, borrowing costs capitalised and other direct costs attributable to the development less provisions for foreseeable losses. Properties under development are stated at lower of cost and net realisable value. Net realisable value is the estimated price at which the property can be realised less related expenses. Income from incidental operation is recognised in the income statement.

2.12 Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes land cost, development and construction expenditure, borrowing costs capitalised and other incidental costs. Net realisable value is the estimated price at which a property can be realised less related expenses.

2.13 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.14 Trade and other receivables

Until 31st December 2004, provision is made against trade and other receivables to the extent they are considered to be doubtful. Trade and other receivables in the balance sheet are stated net of such provision, if any.

Effective from 1st January 2005, trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2.15 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2.16 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled.

2.17 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.18 Borrowing costs

Borrowing costs incurred for the construction of any qualifying assets are capitalised during the period of time that is required to complete and prepare the assets for its intended use.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.19 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.20 Employee benefits

(a) Pension obligations

The Group has defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are not reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Share-based compensation

The Group operates an equity-settled, share-based compensation plan.

Until 31st December 2004, the provision of share options to employees did not result in an expense in the income statement. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Effective from 1st January 2005, the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement with a corresponding adjustment to equity.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.20 Employee benefits (cont'd)

(c) Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where there is a contractual obligation or where there is a past practice that has created a constructive obligation.

2.21 Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.22 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

(i) Revenues arising from the sale of completed properties held for sale are recognised on the execution of the legally binding contracts of sale.

(ii) For pre-completion contracts for sales of properties under development entered into before 1st January 2005:

The recognition of revenues from the sale of properties under development in advance of completion commences when a legally binding contract of sale has been executed.

When properties under development are sold in advance of completion, and there is reasonable certainty as to the outcome of the property development projects, the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. The profit is computed each year as a proportion of the total estimated profit to completion, the proportion used being the proportion of construction costs incurred at the balance sheet date to total estimated construction costs to completion, limited to the amount of sales instalments received and subject to due allowance for contingencies.

Where purchasers fail to pay the balance of the purchase price on completion and the Group exercises its entitlement to resell the property, sales deposits received in advance of completion are forfeited and credited to operating profit, any profits previously recognised in accordance with the aforesaid policy are reversed.

For pre-completion contracts for sales of properties under development entered into on or after 1st January 2005:

No revenue is recognised on the pre-completion contracts for sales of properties under development.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.22 Revenue recognition (cont'd)

(iii) Operating lease rental income is recognised on a straight-line basis over the lease period.

(iv) Revenue from property management is recognised in the period in which the services are rendered.

(v) Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(vi) Toll revenue is recognised on a receipt basis.

(vii) Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(viii) Dividend income is recognised when the right to receive payment is established.

(ix) Agency fee revenue from property broking is recognised when the relevant agreement becomes unconditional or irrevocable.

2.23 Leases

(a) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(b) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The investment properties acquired under finance leases are carried at fair value.

2.24 Government grants

A government grant is recognised, when there is reasonable assurance that the Group will comply with the conditions attaching to it and that the grant will be received.

Grants relating to income are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Grants relating to the purchase of fixed assets are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

2.25 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders/directors.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: foreign exchange risk, price risk, credit risk, liquidity risk, and cash flow and fair value interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group regularly monitors its exposure and currently considers not necessary to hedge any of these financial risks.

(a) Foreign exchange risk

Majority of the subsidiaries of the Group operates in China with most of the transactions denominated in Renminbi. The Group is exposed to foreign exchange risk arising from the exposure of Renminbi against Hong Kong dollars. It has not hedged its foreign exchange rate risk.

In addition, the conversion of Renminbi into foreign currencies is subject to the rules and regulations of the foreign exchange control promulgated by the Chinese government.

(b) Price risk

The Group is exposed to property price and market rental risk because investment properties are carried at fair value. Any change in fair values is recognised in the financial statements.

(c) Credit risk

The Group has no significant concentrations of credit risk. Derivative counter parties and cash transactions are limited to high-credit-quality financial institutions.

(d) Liquidity risk

The Group ensures that it maintains sufficient cash and credit lines to meet its liquidity requirements.

(e) Cash flow and fair value interest rate risk

The Group's interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. It has not hedged its cash flow and fair value interest rate risk.

3.2 Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets or liabilities are discussed below.

(a) Depreciation of interests in toll highways and bridges

Interests in toll highways and bridges of the Group and investee companies comprise tangible infrastructures and intangible operating rights. Depreciation of tangible infrastructures is calculated to write off their costs on a unit-of-usage basis based on the traffic volume for a particular period over the projected total traffic volume throughout the life of the assets.

The Group reviews regularly the projected total traffic volume throughout the life of the respective assets, and if it is considered appropriate, independent professional traffic studies will be obtained. Appropriate adjustment will be made should there be a material change.

At present, the range of annual traffic growth rates that have been projected for individual toll highways and bridges is around 2 per cent to 5 per cent.

(b) Estimated impairment of leasehold land and land use rights and properties, plant and equipment

Property, plant and equipment and leasehold land and land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of properties, plant and equipment, leasehold land and land use rights have been determined based on value-in-use calculations, taking into account the latest market information and past experience. These calculation and valuations require the use of judgement and estimates.

(c) Estimated write-downs of properties under development and properties held for sale

The Group writes down properties under development and properties held for sale to net realisable value based on assessment of the realisability of properties under development and properties held for sale, taking into account cost to completion based on past experience and net sales value based on prevailing market conditions. If there is an increase in cost to completion or a decrease in net sales value, the net realisable value will decrease and this might result in write-downs of properties under development for sale and completed properties for sale to net realisable value. Write-downs are recorded where events or changes in circumstances indicate that the balances may not be realised. The identification of write-downs requires the use of judgement and estimates. Where the expectation is different from the original estimate, the carrying value and write-downs of properties under development and properties held for sale in the periods in which such estimate is changed will be adjusted accordingly.

4 CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS (cont'd)

(d) Estimate of fair value of investment properties

The best evidence of fair value is current prices in an active market for similar lease and other contracts. In the absence of the information, the Group determines the amount within a range of reasonable fair value estimates. The Group employed an independent firm of professional surveyor, Greater China Appraisal Limited, to determine the open market values for the investment properties of the Group.

In making its judgment, the Group considers information from a variety of sources including:

i) current prices in an active market for properties of different nature, condition or location (or subject to different lease or other contracts), adjusted to reflect those differences.

ii) recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and

iii) discounted cash flow projections based on reliable estimates of future cash flows, derived from the terms of any existing lease and other contracts, and (where possible) from external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

If information on current or recent prices of investment properties is not available, the fair values of investment properties are determined using discounted cash flow valuation techniques. The Group uses assumptions that are mainly based on market conditions existing at each balance date.

The principal assumptions underlying management's estimation of fair value are those related to: the receipt of contractual rentals; expected future market rentals; void periods; maintenance requirements; and appropriate discount rates. These valuations are regularly compared to actual market yield data, and actual transactions by the Group and those reported by the market.

The expected future market rentals are determined on the basis of current market rentals for similar properties in the same location and condition.

(e) Estimate of fair value of share-based options

The Group has taken advantage of the transitional provisions of HKFRS 2 to apply the standard to grants of share options after 7th November 2002 and had not yet vested at 1st January 2005. Share options vested before 1st January 2005 totalling 230,790,200 were not included in the calculation of fair value of options granted.

The fair value of options granted was determined using the Black-Scholes valuation model which was performed by an independent valuer, Greater China Appraisal Limited. The significant inputs into the model were share price at the grant date, exercise price, standard deviation of expected share price returns, expected life of options, expected dividend paid out rate and annual risk-free rate. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over one year before the option grant date.

4 CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS (cont'd)

(f) Current taxation and deferred taxation

The Group is subject to taxation in China and Hong Kong. Significant judgement is required in determining the amount of the provision for taxation and the timing of payment of the related taxations. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the periods in which such determination are made.

Deferred tax assets relating to certain temporary differences and tax losses are recognised as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. Where the expectation is different from the original estimate, such differences will impact the recognition of deferred taxation assets and taxation in the periods in which such estimate is changed.

(g) Depreciation and amortisation

The Group's net book value of property, plant and equipment as at 31st December 2005 was approximately HK$1,614,567,000. The Group depreciates the buildings, plant and machinery and tools, leasehold improvement, furniture, fixtures and office equipment and motor vehicles on a straight line basis over the estimated useful life of 25-50 years, 3-30 years, 5 years and 3 to 5 years, respectively, and after taking into account of their estimated residual value, using the straight-line method, at the rate of 2% to 20% per annum, commencing from the date the asset is placed into productive use. The estimated useful lives reflect the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the Group's assets.

(h) Accruals for construction cost of public facilities

The Group is required to construct certain public facilities in connection with obtaining the land use rights for construction of properties in China. The Group estimates the accrual for these costs for construction based on the historical actual construction costs plus the inflation rate. The Group regularly updates the construction schedules of public facilities and reviews the adequacy of accrued balance.

(i) Estimate of fair value of available-for-sale financial assets

The best evidence of fair value is current prices in an active market for similar available-for-sale financial assets. In the absence of such information, the Group determines the amount within a range of reasonable fair value estimates. In making its judgement, the Group considers information from a variety of sources including:

i) current prices in an active market for the available-for-sale financial assets of different nature, condition or location (or subject to different lease or other contracts), adjusted to reflect those differences.

ii) recent prices of similar available-for-sale financial assets in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices.

5 TURNOVER, REVENUE AND SEGMENT INFORMATION

Turnover recognised is as follows:

	2005	2004
	HK$'000	HK$'000
Turnover		
Toll revenue from toll operations	**424,845**	400,212
Property management fee income	**137,050**	114,610
Rental income		
- Investment properties	**399,491**	316,820
- Other properties	**8,720**	50,230
- Car park	**111,550**	67,804
Sales revenue		
- Sales of properties	**1,247,447**	1,987,231
- Sales of newsprint	**1,194,252**	1,240,693
- Others	**431,643**	366,609
	3,954,998	4,544,209

Turnover and segment results for the period are as follows:

Primary reporting format - business segments

The Group operates mainly in Hong Kong and China and in three main business segments:

- Properties - development, selling and management of properties and holding of investment properties
- Toll operations - development, operation and management of toll highways and bridges
- Paper - manufacturing and selling of newsprint paper

There are no significant sales between the business segments.

Secondary reporting format - geographical segments

The Group's three business segments are mainly managed in Hong Kong and China:

Hong Kong - properties
China - toll operations, properties, and paper
Others - properties

There are no significant sales between the geographical segments.

5 TURNOVER, REVENUE AND SEGMENT INFORMATION (cont'd)

Primary reporting format - business segments

	For the year ended 31st December							
	Toll operations		Properties		Paper		Group	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Turnover	**424,845**	400,212	**2,335,901**	2,903,304	**1,194,252**	1,240,693	**3,954,998**	4,544,209
Segment results	**130,479**	155,431	**3,022,868**	413,489	**96,820**	94,947	**3,250,167**	663,867
Interest income							**52,107**	35,970
Unallocated operation costs							**(85,209)**	(49,375)
Finance costs							**(301,746)**	(112,512)
Loss on deemed disposal of certain interests in a subsidiary							**(1,441)**	(481)
Share of profits less losses of:								
- A jointly controlled entity	**40,014**	10,112	**(1,804)**	(39,340)	**—**	—	**38,210**	(29,228)
- Associated companies	**184,414**	151,942	**17,648**	—	**—**	—	**202,062**	151,942
Profit before taxation							**3,154,150**	660,183
Taxation							**(270,477)**	(109,605)
Profit for the year							**2,883,673**	550,578
Capital expenditure	**300**	3,788	**475,971**	130,247	**383,265**	68,303	**859,536**	202,338
Depreciation and amortisation	**108,448**	113,871	**160,977**	104,403	**68,844**	118,931	**338,269**	337,205

Capital expenditure comprises additions to leasehold land and land use rights (Note 19), property, plant and equipment (Note 17) and investment properties (Note 18).

	As at 31st December							
	Toll operations		Properties		Paper		Group	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment assets	**2,468,584**	2,412,254	**17,398,149**	17,940,848	**2,127,807**	1,553,947	**21,994,540**	21,907,049
Interests in jointly controlled entities	**475,549**	422,892	**210,180**	220,543	**—**	—	**685,729**	643,435
Interests in associated companies	**1,686,542**	1,671,842	**1,402,584**	86,149	**—**	—	**3,089,126**	1,757,991
Unallocated assets							**1,326,246**	162,588
Total assets							**27,095,641**	24,471,063
Segment liabilities	**610,764**	732,535	**6,743,262**	6,588,288	**1,014,947**	483,538	**8,368,973**	7,804,361
Unallocated liabilities							**4,787,181**	6,194,807
Total liabilities							**13,156,154**	13,999,168

5 TURNOVER, REVENUE AND SEGMENT INFORMATION (cont'd)

Secondary reporting format - geographical segments

	For the year ended 31st December				As at 31st December	
	Turnover		Capital expenditure		Total assets	
	2005	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Hong Kong	**228,702**	451,356	**2,122**	28,253	**1,460,136**	1,407,288
China	**3,724,429**	4,066,706	**857,414**	174,085	**23,984,427**	22,000,759
Overseas	**1,867**	26,147	**—**	—	**35,711**	46,582
	3,954,998	4,544,209	**859,536**	202,338	**25,480,274**	23,454,629
Unallocated assets					**1,615,367**	1,016,434
Total assets					**27,095,641**	24,471,063

6 OTHER GAINS

	2005	2004
	HK$'000	HK$'000
Dividend income	**—**	14,904
Reversal of provision for doubtful debt	**—**	104,942
Write-back of impairment losses on properties under development	**—**	44,546
Excess of the fair value of additional interests in a subsidiary and an associated company over acquisition cost (Notes 34(b) and 35)	**198,214**	—
Gain on exchange of assets	**83,504**	—
	281,718	164,392

7 INTEREST INCOME

	2005	2004
	HK$'000	HK$'000
Interest income from bank deposits	**12,008**	5,587
Interest income from associated companies	**40,099**	30,383
	52,107	35,970

8 EXPENSES BY NATURE

Expenses included in cost of sales, selling and distribution expenses and general and administrative expenses are analysed as follows:

	2005 HK$'000	2004 HK$'000
Advertising expenses	143,756	129,997
Cost of inventories sold	2,317,346	3,202,685
Direct operating expenses arising from investment properties		
- that generate rental income	241,399	168,694
- that did not generate rental income	656	514
Depreciation:		
- Owned fixed assets	128,315	148,544
- Leased fixed assets	34	23
Amortisation/depreciation of interests in toll highways and bridges (included in cost of good sold)	106,051	104,681
Amortisation of leasehold land and land use rights	103,869	122,475
Operating leases		
- Hire of plant and workshops	16,368	16,215
- Land and buildings	90,474	47,783
Provision for doubtful debts	19,676	5,933
Auditors' remuneration	5,248	4,607
Employee benefit expenses (Note 14)	418,527	322,261
Provision for impairment of available-for - sale financial assets	46,949	—
Provision for impairment loss of property under development	66,208	—
Provision for impairment of property, plant and equipments	69,539	—

9 FINANCE COSTS

	2005 HK$'000	2004 HK$'000
Interest on bank loans and overdrafts	220,369	135,656
Interests on		
- amount due to a minority shareholder of a subsidiary	66,313	4,643
- loan from the ultimate holding company	—	3,455
- loans from related companies	3,295	1,031
- other loans	45,365	23,126
Total borrowing costs incurred	335,342	167,911
Less: amount capitalised in properties under development *(note)*	(33,596)	(55,399)
	301,746	112,512

Note:

The average interest rate of borrowing costs capitalised for the year ended 31st December 2005 was approximately 4.83 per cent per annum (2004: 4.76 per cent per annum).

10 TAXATION

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2004: 17.5 per cent) on the estimated assessable profit for the year.

(b) China enterprise income taxation is provided on the profits of the Group's subsidiaries, associated companies and jointly controlled entities in China in accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises ("China Tax Law") at rates ranging from 18 per cent to 33 per cent. Under the China Tax Law, certain of the Group's subsidiaries, associated companies and jointly controlled entities in China are entitled to an income tax holiday for two to five years from its first profit making year followed by a 50 per cent reduction in income tax for the next three to five years.

(c) China land appreciation tax is levied at progressive rates ranging from 30 per cent to 60 per cent on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land and development and construction expenditures.

(d) The amount of taxation charged to the consolidated income statement represents:

	2005	2004
	HK$'000	HK$'000
Company and subsidiaries		
Current taxation		
Hong Kong profits tax	**2,133**	1,547
China enterprise income tax	**67,187**	135,656
China land appreciation tax	**12,419**	68,295
Under provision in prior years	**6,525**	5,296
Deferred taxation (Note 33)	**182,213**	(101,189)
	270,477	109,605

10 TAXATION (cont'd)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the enterprise income tax rate of China, where majority of the Group's operations were carried out, as follows:

	2005 HK$'000	2004 HK$'000
Profit before taxation less share of profits less losses of associated companies and jointly controlled entities	**2,913,878**	537,469
Calculated at China enterprise income tax rate of 33 per cent (2004: 33 per cent)	**961,580**	177,365
Effect of different taxation rates	**(51,108)**	(81,351)
Effect of tax concession under tax holiday	—	(201)
Income not subject to taxation	**(733,951)**	(22,132)
Expenses not deductible for taxation purposes	**70,212**	56,852
Net effect of tax loss not recognized and utilisation of previously unrecognised tax losses	**45,884**	13,663
Under provision in prior years	**6,525**	5,296
Effect of land appreciation tax deductible for calculation of income tax purposes	**14,118**	19,646
	313,260	169,138
Land appreciation tax	**(42,783)**	(59,533)
Taxation charges	**270,477**	109,605

11 PROFIT FOR THE YEAR

The profit for the year is dealt with in the financial statements of the Company to the extent of HK$2,989,374,000 (2004: HK$87,568,000).

12 EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005	2004
Profit attributable to equity holders of the Company (HK$'000)	**2,527,765**	272,736
Weighted average number of ordinary shares in issue ('000)	**6,392,162**	6,318,186
Basic earnings per share (HK cents)	**39.54**	4.32

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has share options outstanding during the period which are dilutive potential ordinary shares. Calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average daily market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2005	2004
Profit attributable to equity holders of the Company (HK$'000)	**2,527,765**	272,736
Weighted average number of ordinary shares in issue ('000)	**6,392,162**	6,318,186
Adjustments for - share options ('000)	**99,097**	106,215
Weighted average number of ordinary shares for diluted earnings per share ('000)	**6,491,259**	6,424,401
Diluted earnings per share (HK cents)	**38.94**	4.25

13 DIVIDENDS

	2005 HK$'000	2004 HK$'000
Interim, paid, of HK$0.01 (2004: HK$0.0083) per ordinary share	**64,028**	52,531
Dividend in specie, paid, 16,269,505 units of GZI Real Estate Investment Trust	**44,370**	—
Final, proposed, of HK$0.02 (2004: HK$0.009) per ordinary share	**133,440**	57,266
Special, proposed, of HK$0.05 (2004: Nil) per ordinary share	**333,601**	—
	575,439	109,797

At a meeting held on 25th April 2006, the directors proposed a final dividend and special dividend of HK$0.02 and HK$0.05 per ordinary share, respectively. These proposed dividends are not reflected as dividend payables in these financial statements, but will be reflected as appropriations of retained profits for the year ending 31st December 2006.

14 EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS)

	2005 HK$'000	2004 HK$'000
Wages, salaries and bonus	**300,226**	221,989
Pension costs (defined contribution plans)	**37,607**	38,528
Medical benefits costs (defined contribution plans)	**7,310**	5,492
Social security costs	**16,724**	15,674
Termination benefits	**1,563**	1,554
Staff welfare	**32,573**	16,405
Share options granted to directors and other employees	**22,524**	22,619
	418,527	322,261

14 EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) (cont'd)

Pension scheme arrangements

The Group operates a pension scheme for Hong Kong employees. The scheme is a defined contribution scheme and is administered by independent trustees. In relation to each employee, the employee contributes 5 per cent and the Group contributes 5 per cent to 15 per cent of the employee's basic salary to the scheme. There were no significant forfeited contributions in respect of employees who left the scheme prior to vesting fully in the contributions during the year and as at 31st December 2005.

The Group has also arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme ("MPF Scheme"), a defined contribution scheme managed by an independent trustee. The assets of the fund are held separately from those of the Group and are managed by independent professional fund managers. Under the MPF Scheme, each of the Group and its employees make monthly contributions to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund Legislation. Both the employer's and the employees' contributions are subject to a cap of HK$1,000 per month and thereafter contributions are voluntary.

Subsidiaries of the Company in China are required to participate in a defined contribution retirement plan organised by the Guangzhou Municipal People's Government. All Chinese workers are entitled to a pension equal to a fixed proportion of their ending basic salary amount at their retirement. The subsidiaries are required to make contributions to the retirement plan at the rates of 16 per cent to 24 per cent of the basic salaries of their employees.

The Group's contributions to the person schemes are charged to income statement and such expenses incurred by the Group for the year amounted to HK$37,607,000 (2004: HK$38,528,000).

15 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

The remuneration of every Director for the year ended 31st December 2005 is set out below:

Name of Director	Fees	Salary	Discretionary bonuses	Pension	Others (e)	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
OU Bingchang	—	818	3,800	113	140	4,871
LIANG Yi	—	681	3,300	98	122	4,201
LI Fei	—	649	3,000	—	45	3,694
CHEN Guangsong	—	772	3,100	105	129	4,106
LIANG Ningguang	—	610	2,800	97	—	3,507
XIAO Boyan (a)	—	290	1,500	34	61	1,885
YU Lup Fat Joseph	68	—	—	—	—	68
LEE Ka Lun	68	—	—	—	—	68
LAU Hon Chuen Ambrose	68	—	—	—	—	68
Total	204	3,820	17,500	447	497	22,468

The remuneration of every Director for the year ended 31st December 2004 is set out below:

Name of Director	Fees	Salary	Discretionary bonuses	Pension	Others (e)	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
OU Bingchang	—	687	2,698	12	234	3,631
LIANG Yi	—	550	1,931	12	195	2,688
LI Fei	—	487	495	—	26	1,008
CHEN Guangsong	—	674	2,117	12	208	3,011
LIANG Ningguang	—	303	1,485	—	—	1,788
XIAO Boyan	—	550	1,541	55	195	2,341
YIN Hui (b)	—	35	—	—	—	35
YAN Yuk Fung (c)	—	76	11	8	367	462
WONG Chi Keung (d)	—	1,180	331	10	—	1,521
YU Lup Fat Joseph	38	—	—	—	—	38
LEE Ka Lun	38	—	—	—	—	38
LAU Hon Chuen Ambrose	10	—	—	—	—	10
Total	86	4,542	10,609	109	1,225	16,571

Notes:

(a) Resigned on 10th August 2005
(b) Resigned on 18th March 2004
(c) Resigned on 8th July 2004
(d) Resigned on 5th October 2004
(e) Others included housing allowance and share option benefits

No Directors waived emoluments in respect of years ended 31st December 2005 and 2004. No emoluments were paid or payable by the Group as an inducement to join or upon joining the Group, or as compensation for loss of office for both years presented.

The five individuals whose emoluments were the highest in the Group for the year ended 31st December 2005 are also directors whose emoluments are reflected in the analysis presented above.

16 INTERESTS IN TOLL HIGHWAYS AND BRIDGES

	Group		
	Intangible operating rights HK$'000	Tangible infrastructure HK$'000	Total HK$'000
At 1st January 2004			
Cost	2,197,752	403,755	2,601,507
Accumulated amortisation/depreciation	(401,834)	(54,972)	(456,806)
Net book amount	1,795,918	348,783	2,144,701
Year ended 31st December 2004			
Opening net book amount	1,795,918	348,783	2,144,701
Amortisation/depreciation	(92,234)	(12,447)	(104,681)
Closing net book amount	1,703,684	336,336	2,040,020
At 31st December 2004			
Cost	2,197,752	403,755	2,601,507
Accumulated amortisation/depreciation	(494,068)	(67,419)	(561,487)
Net book amount	1,703,684	336,336	2,040,020
Year ended 31st December 2005			
Opening net book amount	1,703,684	336,336	2,040,020
Exchange differences	38,116	7,932	46,048
Amortisation/depreciation	(93,290)	(12,761)	(106,051)
Closing net book amount	1,648,510	331,507	1,980,017
At 31st December 2005			
Cost	2,248,518	413,462	2,661,980
Accumulated amortisation/depreciation	(600,008)	(81,955)	(681,963)
Net book amount	1,648,510	331,507	1,980,017

The intangible operating rights and tangible infrastructure are located in China.

17 PROPERTY, PLANT AND EQUIPMENT

(a) Group

	Buildings HK$'000	Production facilities under construction HK$'000	Plant and machinery and tools HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
At 1st January 2004						
Cost	276,787	259,378	1,247,023	211,432	72,030	2,066,650
Accumulated depreciation	(106,198)	—	(470,436)	(128,822)	(45,622)	(751,078)
Net book amount	170,589	259,378	776,587	82,610	26,408	1,315,572
Year ended 31st December 2004						
Opening net book amount	170,589	259,378	776,587	82,610	26,408	1,315,572
Additions	985	66,340	1,706	7,322	3,007	79,360
Transfer from properties held for/under development	46,260	—	—	—	—	46,260
Transfer	76,729	—	—	—	—	76,729
Transfer upon completion	13,447	(237,413)	187,740	36,226	—	—
Disposals	(14,855)	—	3,521	(5,076)	(1,592)	(18,002)
Depreciation	(15,809)	—	(106,773)	(19,987)	(5,998)	(148,567)
Closing net book amount	277,346	88,305	862,781	101,095	21,825	1,351,352
At 31st December 2004						
Cost	375,943	88,305	1,414,441	247,963	70,104	2,196,756
Accumulated depreciation	(98,597)	—	(551,660)	(146,868)	(48,279)	(845,404)
Net book amount	277,346	88,305	862,781	101,095	21,825	1,351,352
Year ended 31st December 2005						
Opening net book amount	277,346	88,305	862,781	101,095	21,825	1,351,352
Exchange differences	9,330	2,547	36,618	4,976	1,258	54,729
Additions	58,958	326,301	33,384	12,174	12,219	443,036
Disposals	(9,492)	—	(23,719)	(2,045)	(1,406)	(36,662)
Reclassification	—	(36,546)	30,862	2,333	3,351	—
Impairment loss	(5,706)	—	(63,833)	—	—	(69,539)
Depreciation	(38,123)	—	(57,530)	(25,883)	(6,813)	(128,349)
Closing net book amount	292,313	380,607	818,563	92,650	30,434	1,614,567
At 31st December 2005						
Cost	397,542	380,607	1,410,089	249,349	78,062	2,515,649
Accumulated depreciation	(105,229)	—	(591,526)	(156,699)	(47,628)	(901,082)
Net book amount	292,313	380,607	818,563	92,650	30,434	1,614,567

17 PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

(b) Company

	Buildings HK$'000	Leasehold improvements, furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
At 1st January 2004				
Cost	14,338	9,234	4,465	28,037
Accumulated depreciation	(4,630)	(8,149)	(4,059)	(16,838)
Net book amount	9,708	1,085	406	11,199
Year ended 31st December 2004				
Opening net book amount	9,708	1,085	406	11,199
Additions	—	765	—	765
Transfer from investment properties	1,275	—	—	1,275
Disposals	—	—	—	—
Depreciation	(361)	(469)	(146)	(976)
Closing net book amount	10,622	1,381	260	12,263
At 31st December 2004				
Cost or valuation	15,613	9,999	4,465	30,077
Accumulated depreciation	(4,991)	(8,618)	(4,205)	(17,814)
Net book amount	10,622	1,381	260	12,263
Year ended 31st December 2005				
Opening net book amount	10,622	1,381	260	12,263
Exchange differences				
Addition	—	430	—	430
Disposals	—	(757)	—	(757)
Depreciation	(347)	(382)	(147)	(876)
Closing net book amount	10,275	672	113	11,060
At 31st December 2005				
Cost	15,613	1,545	4,465	21,623
Accumulated depreciation	(5,338)	(873)	(4,352)	(10,563)
Net book amount	10,275	672	114	11,060

17 PROPERTY, PLANT AND EQUIPMENT (cont'd)

(b) Company (cont'd)

Properties with an aggregate carrying amount of HK$128 million (2004: Nil) were mortgaged as collateral for the Group's bank borrowings (Note 40).

The Group reviewed the useful lives of certain machinery and tools in current year. Certain machinery and tools with useful lives ranging from eight to fourteen years were changed to useful lives ranging from five to thirty years. This change in estimated useful life of fixed assets has been applied prospectively from 1st January 2005. The effect is to decrease the depreciation for the year ended 31st December 2005 by approximately HK$50,638,000, calculated based on the carrying value of machinery and tools as at 1st January 2005.

18 INVESTMENT PROPERTIES

(a) Group

	2005	2004
	HK$'000	HK$'000
Beginning of the year	**4,775,305**	4,845,537
Exchange differences	**67,950**	—
Additions	**45,735**	122,978
Transfer from/(to) properties held for sale	**1,313,099**	(164,825)
Revaluation surplus	—	76,750
Transfer to property, plant and equipment	—	(76,729)
Disposals	**(3,699,571)**	(28,406)
Fair value gains credited to income statement	**798,919**	—
End of the year	**3,301,437**	4,775,305

(b) Company

	2005	2004
	HK$'000	HK$'000
Beginning of the year	**10,300**	9,375
Revaluation surplus	—	2,200
Transfer to property, plant and equipment	—	(1,275)
Fair value gains credited to income statement	**200**	—
End of the year	**10,500**	10,300

18 INVESTMENT PROPERTIES (cont'd)

The investment properties were revalued at 31 December 2005 by independent, professional qualified valuers, Greater China Appraisal Limited. Valuations were performed using discounted cash flow projections based on estimates of future cash flow, derived from the terms of any existing lease and other contracts, and from external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

As at 31st December 2005, investment properties of HK$829 million (2004: HK$3,230 million) were mortgaged as collateral for the Group's bank borrowings (Note 40).

The Group's and the Company's interests in investment properties at their net book values are analysed as follows:

	Group		**Company**	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
In Hong Kong:				
Leases of between 10 to 50 years	**340,140**	752,090	**—**	—
Leases of over 50 years	**110,600**	108,680	**10,500**	10,300
Outside Hong Kong*:				
Leases of between 10 to 50 years	**2,850,697**	3,914,535	**—**	—
	3,301,437	4,775,305	**10,500**	10,300

* Properties outside Hong Kong mainly comprise properties located in China.

19 LEASEHOLD LAND AND LAND USE RIGHTS

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book values are analysed as follows:

	2005 HK$'000	2004 HK$'000
Beginning of the year	**8,207,453**	8,954,789
Additions	**370,765**	—
Disposals	**(575,314)**	(526,098)
Transfer to investment properties	**(473,175)**	(98,763)
Amortisation	**(103,869)**	(122,475)
Exchange differences	**138,079**	—
End of the year	**7,563,939**	8,207,453
Analysed as:		
Non-current		
- in relation to properties held for development	**4,304,664**	4,745,032
- in relation to properties, plant and equipment	**68,330**	33,407
	4,372,994	4,778,439
Current		
- in relation to properties under development	**3,040,412**	2,724,934
- in relation to properties held for sale	**150,533**	704,080
	3,190,945	3,429,014
	7,563,939	8,207,453

	2005 HK$'000	2004 HK$'000
In China:		
Land use rights of over 50 years	**3,562,689**	3,857,920
Land use rights of between 10 to 50 years	**3,745,503**	4,080,036
In Hong Kong:		
Leases of over 50 years	**255,747**	269,497
	7,563,939	8,207,453

Land use rights with carrying value of HK$1,570 million (2004: HK$1,241 million) as at 31st December 2005 were pledged as collateral for the Group's bank borrowings (Note 40).

20 INTERESTS IN SUBSIDIARIES AND AMOUNTS DUE FROM/ (TO) SUBSIDIARIES

	Company	
	2005	2004
	HK$'000	HK$'000
Investments in unlisted shares, at cost	**60,480**	39,692
Amounts due from subsidiaries *(note (a))*	**10,168,355**	9,928,354
	10,228,835	9,968,046
Amounts due to subsidiaries *(note (b))*	**(30,968)**	(377,464)

Notes:

(a) The amounts due from subsidiaries are unsecured and have no fixed terms of repayment. Except for the amounts of approximately HK$7,603,759,000 (2004: approximately HK$7,405,982,000) which are interest-free, all amounts due from subsidiaries are interest bearing at 2.5 to 5.5 per cent per annum.

(b) The amounts due to subsidiaries are interest free, unsecured and have no fixed terms of repayment (2004: approximately HK$346,000 are interest bearing at Hong Kong Interbank Offered Rate (HIBOR) plus 0.6 per cent to HIBOR plus 1.25 per cent per annum).

(c) Details of the principal subsidiaries of the Group as at 31st December 2005 are set out on pages 104 to 115.

21 INTERESTS IN JOINTLY CONTROLLED ENTITIES

	2005	2004
	HK$'000	HK$'000
Share of net assets	**538,624**	487,771
Amounts due from jointly controlled entities	**147,105**	155,664
	685,729	643,435
Amounts due to jointly controlled entities	**(83,559)**	(123,442)

21 INTERESTS IN JOINTLY CONTROLLED ENTITIES (cont'd)

The Group's interests in its jointly controlled entities, all of which are unlisted, were as follows:

	Aggregation	
	2005	2004
	HK$'000	HK$'000
Income	**335,854**	245,046
Expenses	**(221,529)**	(216,154)
Profit	**114,325**	28,892
Assets:		
Non-current assets	**3,804,767**	3,273,630
Current assets	**151,457**	64,455
	3,956,224	3,338,085
Liabilities:		
Non-current liabilities	**(2,109,634)**	(1,919,437)
Current liabilities	**(476,284)**	(203,478)
	(2,585,918)	(2,122,915)
Net assets	**1,370,306**	1,215,170

Details of the Group's jointly controlled entities are set out on page 116.

At 31st December 2005, Guangzhou Western Second Ring Expressway Co., Ltd., of which 35% interest is held by the Group, had a capital commitment of approximately HK$1,712,000,000 (2004: HK$2,528,000,000).

22 INTERESTS IN ASSOCIATED COMPANIES

	2005 HK$'000	2004 HK$'000
Share of net assets	**2,281,294**	903,713
Loans receivable from associated companies *(Note)*	**747,322**	787,421
Amounts due from associated companies	**60,510**	66,857
	3,089,126	1,757,991
Amounts due to associated companies	**(119,938)**	(112,150)

Note:

The loan balances are unsecured, have no fixed repayment terms and bear interest at the prevailing Hong Kong dollars prime rates ranging from 5 to 7.75 (2004: 5 to 5.125) per cent per annum; US dollars prime rates ranging from 5.25 to 7.25 (2004: 4 to 5.25) per cent per annum and lending rates of financial institutions in China at 6.12 (2004: 6.12) per cent per annum.

All of the interests in associated companies held by the Group are unlisted except for an investment in an associated company with a carrying value of HK$1,208,569,000 which is listed in The Stock Exchange of Hong Kong Limited. The fair value of the interests in this associated company amounted to HK$1,382,520,000 as at 31st December 2005.

The summarised financial information of the Group's associated companies are as follows:

	Aggregation 2005 HK$'000	Aggregation 2004 HK$'000
Assets	**8,603,624**	7,055,301
Liabilities	**(4,471,377)**	(4,520,231)
Net assets	**4,132,247**	3,535,070
Revenue	**1,405,088**	1,299,497
Profit	**738,379**	590,299

Details of the Group's associated companies are set out on page 117.

23 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	31st December 2005 HK$'000
Opening adjustment on adoption of HKAS 39	
— Transfer from other investments	261,347
— Fair value adjustments credited to equity	254,961
— Transfer to other receivables	(52,883)
At the beginning of the year	463,425
Decrease in fair value charged to equity	(62,040)
Impairment losses	(46,949)
Disposals	(11,600)
Exchange differences	12,076
At the end of the year	354,912

Balances represent financial assets of unlisted securities stated at fair market value at 31st December 2005.

All the balances of available-for-sale financial assets are unlisted equity securities.

24 PROPERTIES UNDER DEVELOPMENT AND PROPERTIES HELD FOR SALE

The amount of properties under development and properties held for sale of the Group carried at net realisable value is approximately HK$360,000,000 (2004: approximately HK$2,140,000,000).

Properties under development and properties held for sale with carrying value of HK$632 million (2004: HK$514 million) and nil (2004: HK$291 million) respectively, were pledged as collateral for the Group's bank borrowings (Note 40).

25 INVENTORIES

	Group	
	2005 HK$'000	2004 HK$'000
Raw materials	**103,062**	103,982
Work-in-progress	**83,879**	78,335
Finished goods	**132,164**	12,971
	319,105	195,288

All inventories were stated at cost as at 31st December 2005 and 2004.

26 TRADE RECEIVABLES

The Group has defined credit policies for different business. The credit terms of the Group are generally within three months. The ageing analysis of the trade receivables is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
0 - 30 days	**117,983**	174,569
31 - 90 days	**92,634**	76,788
91 - 180 days	**40,969**	81,345
181 - 365 days	**45,295**	43,789
Over 1 year	**134,794**	81,377
	431,675	457,868

The fair value of trade receivables approximately their carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

27 BANK BALANCES AND CASH

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash at bank in hand	**1,735,985**	803,000	**9,369**	11,922
Short-term bank deposits	**1,490,253**	27,910	**1,490,253**	27,910
	3,226,238	830,910	**1,499,622**	39,832

Included in the bank and cash balances of the Group and the Company are deposits of approximately HK$1,374,236,000 (2004: HK$757,369,000) and HK$51,000 (2004: HK$59,000), respectively, denominated in Renminbi and placed with banks in China. The conversion of these Renminbi denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the China government.

The effective interest rate on short-term bank deposits was 3.25% (2004: 0.07%). These deposits have an average maturity of 7 days (2004: 6 days).

28 TRADE PAYABLES

The ageing analysis of the trade payables were as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
0 - 30 days	**103,911**	32,433
31 - 90 days	**52,172**	70,560
91 - 180 days	**14,714**	24,008
181 - 365 days	**41,454**	65,755
1 - 2 years	**20,047**	39,243
Over 2 years	**141,892**	182,494
	374,190	414,493

29 SHARE CAPITAL

	Number of shares '000	**Amount HK$'000**
Authorised:		
10,000,000,000 ordinary shares of HK$0.10 each	10,000,000	1,000,000
Issued and fully paid:		
At 1st January 2004	6,248,718	624,872
Issue of shares upon exercise of share options *(Note a)*	102,880	10,288
At 31st December 2004	6,351,598	635,160
At 1st January 2005	6,351,598	635,160
Issue of shares upon exercise of share options *(Note a)*	167,338	16,734
At 31st December 2005	6,518,936	651,894

Note:

(a) During the year, 167,338,000 (2004: 102,880,000) ordinary shares of HK$0.1 each were issued upon the exercise of share options (see note 30).

30 SHARE OPTIONS

Movements of share options are as follows:

	Number of share options '000
At 1st January 2004	393,526
Granted during the year	320,310
Exercised during the year	(102,880)
Lapsed during the year	(6,948)
At 31st December 2004	604,008
At 1st January 2005	604,008
Exercised during the year	(167,338)
Lapsed during the year	(11,656)
At 31st December 2005	425,014

30 SHARE OPTIONS (cont'd)

Particulars of share options as at 31st December 2005 and 31st December 2004 are as follows:

Date of grant	Exercise period	Exercise price HK$	Number of share options 2005 '000	Number of share options 2004 '000
Old share option scheme				
14th December 1999	14th December 2000 - 13th December 2005	0.5008	—	9,626
New share option scheme				
2nd May 2003	2nd May 2003 - 1st May 2013	0.4100	**33,510**	109,180
2nd June 2003	2nd June 2003 - 1st June 2013	0.5400	**58,182**	60,150
27th October 2003	27th October 2003 - 26th October 2013	0.8140	**11,224**	12,404
23rd December 2003	23rd December 2003 - 22nd December 2013	0.8460	**99,266**	100,234
23rd June 2004	23rd June 2004 - 22nd June 2014	0.6300	**222,832**	312,414
			425,014	604,008

On 26th June 2002, the Company adopted a new share option scheme, under which it may grant options to employees (including executive directors of the Company) to subscribe for shares in the Company, subject to a maximum of 10 per cent of the number of shares in issue as at 26th June 2002. The exercise price will be determined by the Company's Board of Directors and shall at least be the highest of (i) the closing price of the Company's shares on the date of grant of the options, (ii) an average closing price of the Company's shares for the five business days immediately preceding the date of grant of the options, and (iii) the nominal value of the Company's shares.

Out of 425,014,000 outstanding options as at 31st December 2005 (2004: 604,008,000 options), 200,797,000 options (2004: 230,790,200 options) were exercisable as at the year end.

The Group has taken advantage of the transitional provisions of HKFRS 2 to apply the standard to grants of share options after 7th November 2002 and had not yet vested at 1st January 2005. Share options vested before 1st January 2005 totalling 230,790,200 were not included in the calculation of fair value of options granted.

The fair value of options granted was determined using the Black-Scholes valuation model which was performed by an independent valuer, Greater China Appraisal Limited. The significant inputs into the model were share price at the grant date, exercise price, standard deviation of expected share price returns, expected life of options, expected dividend paid out rate and annual risk-free rate. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over one year before the option grant date.

31 RESERVES

(a) Group

	Share premium HK$'000	Capital redemption reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Employee share-based compen-sation reserves HK$'000	Retained profits HK$'000	Total HK$'000
Balance at 1st January 2004, as previously reported	5,707,378	1,815	62,606	(76,709)	—	649,398	6,344,488
Amortisation of leasehold land and land use rights	—	—	—	—	—	(406,472)	(406,702)
Adjustment for deferred tax arising from the revaluation of investment properties	—	—	—	—	—	203,063	203,063
Adjustment for rental income from incidental operation	—	—	—	—	—	25,282	25,282
Recognition of share-based options expenses	—	—	—	—	4,016	(4,016)	—
Balance at 1st January 2004, as restated	5,707,378	1,815	62,606	(76,709)	4,016	467,255	6,166,361
Currency translation differences, Group	—	—	—	(1,588)	—	—	(1,588)
Provision for impairment of goodwill	—	—	—	—	—	43,533	43,533
Release of reserve upon disposal of properties held for sales	—	—	—	—	—	(30,675)	(30,675)
Release of reserve upon deemed disposal of certain interest in a subsidiary	—	—	(1)	(2)	—	—	(3)
Profit attributable to shareholders	—	—	—	—	—	272,736	272,736
Transfers	—	—	16,792	—	—	(16,792)	—
Employee share option scheme expenses	—	—	—	—	22,619	—	22,619
Issue of shares net of issuing expenses	33,355	—	—	—	—	—	33,355
Dividend paid	—	—	—	—	—	(120,792)	(120,792)
Balance at 31st December 2004	5,740,733	1,815	79,397	(78,299)	26,635	615,265	6,385,546
Representing:							
2004 Final dividend proposed						57,266	
Others						557,999	
						615,265	

31 RESERVES (cont'd)

	Share premium HK$'000	Capital redemption reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Capital reserves HK$'000	Available-for-sales financial assets fair value reserves HK$'000	Employee share-based compen-sation reserves HK$'000	Retained profits HK$'000	Total HK$'000
Balance at 1st January 2005, as previously reported as equity	5,740,733	1,815	79,397	(78,299)	—	—	—	855,495	6,599,141
Amortisation of leasehold land and land use rights	—	—	—	—	—	—	—	(444,147)	(444,147)
Adjustment for deferred tax arising from the revaluation of investment properties	—	—	—	—	—	—	—	202,805	202,805
Adjustment for rental income from incidental operations								27,747	27,747
Recognition of share-based options expenses	—	—	—	—	—	—	26,635	(26,635)	—
Balance at 1st January 2005, as restated	5,740,733	1,815	79,397	(78,299)	—	—	26,635	615,265	6,385,546
Opening adjustment on adoption of HKAS 39	—	—	—	—	5,356	—	—	163,068	168,424
Opening adjustment on adoption of HKFRS 3	—	—	—	—	—	—	—	521,099	521,099
Balance at 1st January 2005 after opening adjustments, as restated	5,740,733	1,815	79,397	(78,299)	5,356	—	26,635	1,299,432	7,075,069
Currency translation differences, Group	—	—	—	228,439	—	—	—	—	228,439
Transfer to available-for-sale financial assets fair value reserves	—	—	—	—	—	163,068	—	(163,068)	—
Change of fair value of financial assets									
- gross	—	—	—	—	—	(37,457)	—	—	(37,457)
- tax	—	—	—	—	—	8,564	—	—	8,564
Release of reserve upon deemed disposal of certain interests in a subsidiary	—	—	(12)	46	—	—	—	—	34
Profit attributable to shareholders	—	—	—	—	—	—	—	2,527,765	2,527,765
Fair value adjustment to loans from minority shareholders of subsidiaries	—	—	—	—	5,356	—	—	—	5,356
Appropriation of reserves	—	—	31,594	—	—	—	—	(31,594)	—
Employee share option scheme expenses	—	—	—	—	—	—	22,524	—	22,524
Issue of shares net of issuing expenses	72,540	—	—	—	—	—	—	—	72,540
Dividend paid	—	—	—	—	—	—	—	(165,967)	(165,967)
At 31st December 2005	5,813,273	1,815	110,979	150,186	10,712	134,175	49,159	3,466,568	9,736,867

	HK$'000
Representing:	
2005 Final and special dividend proposed	467,041
Others	2,999,527
	3,466,568

31 RESERVES (cont'd)

Statutory reserves represent enterprise expansion and general reserve funds set up by the subsidiaries and associated companies in China. As stipulated by regulation in China, the Company's subsidiaries and associated companies established and operated in China are required to appropriate a portion of their after-tax profits (after offsetting prior year losses) to the enterprise expansion and general reserve funds, at rates determined by their respective boards of directors. According to the Regulations for the Implementation of the Law of The People's Republic of China on Joint Ventures Using Chinese and Foreign Investment, upon approval, the general reserve funds may be used for making up losses and increasing capital while the enterprise expansion fund may be used for increasing capital.

(b) Company

	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January 2004, as previously reported	5,707,378	1,815	—	325,893	6,035,086
Recognition of share-based options expenses	—	—	4,016	(3,487)	529
At 1st January 2004, as restated	5,707,378	1,815	4,016	322,406	6,035,615
Net proceeds from issue of ordinary shares	33,355	—	—	—	33,355
Employee share option scheme expenses	—	—	22,619	—	22,619
Profit for the year	—	—	—	87,568	87,568
Dividends paid	—	—	—	(120,792)	(120,792)
At 31st December 2004	5,740,733	1,815	26,635	289,182	6,058,365
Representing:					
2004 Final dividend proposed				57,266	
Others				231,916	
Retained profits as at 31st December 2004				289,182	
At 1st January 2005, as previously reported	5,740,733	1,815	—	305,457	6,048,005
Recognition of share-based options expenses	—	—	26,635	(16,275)	10,360
At 1st January 2005, as restated	5,707,378	1,815	26,635	289,182	6,058,365
Net proceeds from issue of ordinary shares	72,540	—	—	—	72,540
Employee share option scheme expenses	—	—	22,524	—	22,524
Profit for the year	—	—	—	2,989,374	2,989,374
Dividends paid	—	—	—	(165,967)	(165,967)
At 31st December 2005	5,813,273	1,815	49,159	3,112,589	8,976,836
Representing:					
2005 Final and special dividend proposed				467,041	
Others				2,645,548	
Retained profits as at 31st December 2005				3,112,589	

32 BORROWINGS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Non-current				
Long-term bank borrowings				
- Secured	**2,866,479**	2,726,859	**1,501,506**	1,807,298
- Unsecured	**577,309**	420,806	**—**	—
Obligations under finance leases	**58**	53	**58**	53
Loans from ultimate holding company	**—**	298,890	**—**	423,087
Loans from related companies	**87,532**	127,917	**87,532**	86,208
Loans from minority shareholders of subsidiaries	**421,864**	463,887	**—**	—
	3,953,242	4,038,412	**1,589,096**	2,316,646
Current				
Bank overdrafts	**27,285**	24,763	**—**	—
Short-term bank borrowings				
- Secured	**48,077**	453,644	**160,000**	120,000
- Unsecured	**703,070**	608,919	**—**	—
Current portion of long-term bank borrowings				
- Secured	**457,089**	645,277	**131,539**	396,935
- Unsecured	**291,346**	314,222	**—**	117,000
Obligations under finance leases	**34**	25	**34**	25
	1,526,901	2,046,850	**291,573**	633,960
Total borrowings	**5,480,143**	6,085,262	**1,880,669**	2,950,606

32 BORROWINGS (cont'd)

The maturity of borrowings is as follows:

Group

	Bank borrowings and overdrafts		Other loans	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**1,526,867**	2,046,825	**34**	25
In the second year	**812,478**	1,324,388	**34**	25
In the third to fifth year	**2,631,310**	1,823,277	**87,556**	267,487
With no fixed repayment terms	**—**	—	**421,864**	623,235
	4,970,655	5,194,490	**509,488**	890,772

Company

	Bank borrowings and overdrafts		Other loans	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**291,539**	633,935	**34**	25
In the second year	**142,855**	367,258	**34**	25
In the third to fifth year	**1,358,651**	1,440,040	**87,556**	501,676
With no fixed repayment terms	**—**	—	**—**	7,647
	1,793,045	2,441,233	**87,624**	509,373

The effective interest rates at the balance sheet date were as follows:

	2005			2004		
	HK$	**RMB**	**USD**	HK$	RMB	USD
Bank overdrafts	**8%**	**—**	**—**	6%	—	—
Bank borrowings	**3.63%**	**5.21%**	**4.52%**	1.62%	4.99%	3.19%
Other loans	**3.82%**	**—**	**—**	1.33%	—	—

The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong dollars	**1,943,904**	2,962,531	**1,880,669**	2,833,606
RMB	**3,499,034**	3,005,731	**—**	—
US dollars	**37,205**	117,000	**—**	117,000
	5,480,143	6,085,262	**1,880,669**	2,950,606

33 DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the applicable income tax rate.

The movements on the deferred tax liabilities/(assets) account are as follows:

	2005	2004
	HK$'000	HK$'000
At 1st January	**3,074,333**	3,181,065
Opening adjustment for revaluation of investment	**84,137**	—
As at 1st January, as restated	**3,158,470**	3,181,065
Deferred taxation charged/credited to income statement *(Note 10)*	**182,213**	(101,189)
Disposal of subsidiaries *(Note 35)*	**(1,174,673)**	—
Taxation credited to equity	**(8,564)**	(5,543)
At 31st December	**2,157,446**	3,074,333

The movement in deferred tax assets (prior to offsetting of balances within the same taxation jurisdiction) during the year are as follows:

	Group				
	Different bases in reporting expenses with tax authorities	**Revaluation of properties**	**Tax loss**	**Others**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January 2004	45,842	15,155	3,887	15,220	80,104
(Charged)/credited to income statement	(18,596)	—	5,536	685	(12,375)
At 31st December 2004	27,246	15,155	9,423	15,905	67,729
At 1st January 2005	27,246	15,155	9,423	15,905	67,729
Credited/(charged) to income statement	79,654	8,962	2,606	(15,905)	75,317
At 31st December 2005	106,900	24,117	12,029	—	143,046

33 DEFERRED TAXATION (cont'd)

The movements in deferred tax liabilities (prior to offsetting of balances with the same jurisdiction) during the year are as follows:

	Group				
	Revaluation of properties	**Accelerated depreciation**	**Revaluation of Investment**	**Others**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January 2004	3,232,222	8,491	—	20,456	3,261,169
Credited to income statement	(108,926)	(218)	—	(4,420)	(113,564)
Credited to retained profits	(5,543)	—	—	—	(5,543)
At 31st December 2004	3,117,753	8,273	—	16,036	3,142,062
At 1st January 2005	3,117,753	8,273	84,137	16,036	3,226,199
Charged/(credited) to income statement	259,818	(2,288)	—	—	257,530
Charged to reserves	—	—	(8,564)	—	(8,564)
Disposal of subsidiaries	(1,174,673)	—	—	—	(1,174,673)
At 31st December 2005	2,202,898	5,985	75,573	16,036	2,300,492

Deferred income tax assets are recognised for tax loss carry forwards and the revaluation of properties to the extent that realisation of the related tax benefit through the future taxation profits is probable. As at 31st December 2005, the Group has unrecognised tax losses of HK$911 million (2004: HK$967 million) for Hong Kong profits tax purposes with no expiry date and unrecognised tax benefits arising from revaluation deficit of properties of HK$251 million (2004: HK$251 million).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2005	2004
	HK$'000	HK$'000
Deferred tax assets		
- Hong Kong profits tax	**8,844**	10,054
- China enterprise income tax	**59,136**	46,145
	67,980	56,199
Deferred tax liabilities		
- Hong Kong profits tax	**17,121**	15,648
- China enterprise income tax	**1,273,147**	1,466,916
- China land appreciation tax	**935,158**	1,647,968
	2,225,426	3,130,532

34 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow generated from operation:

	2005 HK$'000	2004 HK$'000
Operating profit	3,163,517	614,011
Depreciation and amortisation	338,269	337,205
Loss on disposal/deemed disposal of certain interests in a subsidiary	1,441	481
Loss on disposal of fixed assets	11,452	6,436
Loss on disposal of available-for-sale financial assets	11,600	—
Dividend income	—	(14,904)
Gain on disposal of subsidiaries	(2,028,993)	—
Revaluation surplus on investment properties	(798,919)	(76,750)
Excess of the fair value of net assets acquired over acquisition cost	(198,214)	—
Provision for/(Write-back of provision for) impairment of properties under development	66,208	(44,546)
Provision for impairment of available-for-sale financial assets	46,949	—
Provision for impairment of property, plant and equipment	69,539	—
Employee compensation expenses	22,524	22,619
Operating profit before working capital changes	705,373	844,552
Net decrease in properties under development, properties held for sale and leasehold land and land use rights	142,953	802,234
(Increase)/decrease in inventories	(123,817)	24,839
Decrease/(increase) in trade receivables, other receivables prepayments and deposits including amounts due from related companies	272,460	(63,133)
Increase/(decrease) in trade payables and accrued charges	740,031	(206,700)
Decrease in financial derivatives	(29,021)	—
Decrease in amount due to ultimate holding company	(150,264)	—
Increase in amounts due to related companies	45,333	—
(Decrease)/increase in amount due to minority shareholders	(73,963)	7,696
Net cash inflow generated from operation	1,529,085	1,409,488

34 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (cont'd)

(b) Acquistion of additional interests in a subsidiary

	2005 HK$'000
Purchase consideration:	
– Cash	86,109
Fair value of net assets acquired (i)	(180,345)
Excess of the fair value of net assets acquired over acquisition cost *(Note 6)*	(94,236)
Net cash outflow arising from acquisition of additional interests in a subsidiary	(86,109)

Note:

(i) The fair value of net assets acquired is the net asset value of the subsidiary as at 30 June 2005.

35 BUSINESS COMBINATION

GZI Real Estate Investment Trust ("GZI REIT") was established by the Group for the purposes of divesting the commercial property operations and for the purposes of the listing on The Stock Exchange of Hong Kong Limited which involved two significant transactions, namely, the disposal of subsidiaries which owned the property operations (the "SPVs") and the acquisition of 41.7% interests in GZI REIT.

On 21st December 2005, the Group completed the disposal of the SPVs and received net sales proceeds of approximately HK$4,035 million which were settled as to HK$2,869 million in cash, HK$24 million in the form of receivable from GZI REIT and HK$1,142 million in the form of 41.7% interests in the units of GZI REIT. Thereafter, GZI REIT became an associated company of the Group. Details of the net assets disposed and the gain on disposal are as follows:

	2005 HK$'000
Net assets disposed	
Investment properties	3,158,891
Other receivables, prepayments and deposits	10,673
Bank balances and cash	101,324
Other payables and accrued charges	(90,383)
Deferred taxation	(1,174,673)
Total assets disposed	2,005,832
Consideration received:	
Cash	2,982,094
Investment in an associated company	1,141,455
Amount due from an associated company	23,941
	4,147,490
Direct costs for disposal	(112,665)
Total consideration received	4,034,825
Gain on disposal of subsidiaries	2,028,993
Net cash inflow arising from disposal of subsidiaries	2,768,105

35 BUSINESS COMBINATION (cont'd)

Details of net assets acquired and goodwill are as follows:

	HK$'000
Purchase consideration:	
– Carrying value of net assets disposed	1,141,455
Fair value of net assets acquired *(i)*	(1,245,434)
Excess of the fair value of net assets acquired over acquisition cost (Note 6) *(ii)*	(103,979)

Net profit of GZI REIT shared by GICL in 2005 is HK$16,247,000.

Notes:

(i) The fair value of net assets acquired is the net asset value of GZI REIT as at 21st December 2005.

(ii) The amount has been recognised in the consolidated income statement.

Pursuant to Practice Note 15 of the Listing Rules, the Group declared a dividend in specie to its shareholders and distributed 16,269,505 units of GZI REIT immediately following the above transactions. Details of the distribution have been disclosed in Note 13 to the accounts.

36 COMMITMENTS UNDER OPERATING LEASES

The Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings (mainly arising from the related party transactions referred to in Note 41(b)) as follows:

	2005	2004
	HK$'000	HK$'000
Not later than one year	**28,370**	26,380
Later than one year and not later than five years	**91,120**	97,388
Later than five years	**207,841**	215,354
	327,331	339,122

The Company did not have any commitment under operating leases at 31st December 2005 (2004: Nil).

37 FUTURE MINIMUM RENTAL PAYMENTS RECEIVABLE

At 31st December 2005, the Group and the Company had future minimum rental payments receivable under non-cancellable leases as follows:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Not later than one year	**205,464**	296,187	**76**	70
Later than one year and not later than five years	**357,835**	495,792	**—**	—
Later than five years	**44,069**	12,803	**—**	—
	607,368	804,782	**76**	70

38 OTHER COMMITMENTS

	Group	
	2005	2004
	HK$'000	HK$'000
Capital commitments in respect of property, plant and equipment:		
Contracted but not provided for	**265,869**	14,359
Authorised but not contracted for	**—**	—
	265,869	14,359

At 31st December 2005, the Group had financial commitments in respect of equity capital to be injected to a jointly controlled entity of approximately HK$198,558,000 (2004: HK$247,990,000).

The Company did not have other commitments at 31st December 2005 (2004: Nil).

39 CONTINGENT LIABILITIES

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
(a) Guarantees for mortgage facilities granted to certain buyers of the Group's properties *(Note)*	**264,272**	250,520	**—**	—
(b) Guarantees for banking and loan facilities granted to subsidiaries	**—**	—	**217,915**	390,215
	264,272	250,520	**217,915**	390,215

39 CONTINGENT LIABILITIES (cont'd)

(c) At 31st December 2005 and 2004, the Group has pledged the income derived from its 24.3% effective interest in an associated company to a bank in favour of a joint venture partner in this associated company (the "Joint Venture Partner"), in respect of the repayment of a bank loan by the Joint Venture Partner amounting to Rmb500,000,000 and interest thereon (collectively referred to as "Relevant Loan").

A counter-indemnity has been provided by the Joint Venture Partner to the Group against all liabilities arising from such pledge. In addition, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), the ultimate holding company of the Company, has issued an indemnity to the Group under which any shortfall between the counter-indemnity given by the Joint Venture Partner and the Relevant Loan to the bank will be satisfied/paid by Yue Xiu if the counter-indemnity given by the Joint Venture Partner to the Group is insufficient to cover the Relevant Loan.

Note:

The Group has arranged bank financing for certain purchasers of property units and provided guarantees to secure obligations of such purchasers of repayments. Such guarantees terminate upon issuance of the real estate ownership certificate.

40 PLEDGE OF ASSETS

At 31st December 2005, certain banking facilities and loans granted to the Group and the Company were secured by the following:

(a) certain of the Group's properties under development, properties held for sale, investment properties and other properties with an aggregate carrying value of HK$632 million (2004: HK$514 million), nil (2004: HK$291 million), HK$829 million (2004: HK$3,230 million) and HK128 million (2004: nil) respectively;

(b) certain of the Group's leasehold and land use rights with an aggregate carrying value of HK$1,570 million (2004: HK$1,241 million);

(c) floating charge over assets of certain subsidiaries of the Property Sub-group with aggregate net assets value of HK$7,745 million (2004: HK$4,086 million);

(d) mortgages of the Group's shareholdings in certain subsidiaries of the Property Sub-group; and

(e) assignment of shareholder's loan granted with an aggregate amount of HK$4,074 million (2004: HK$3,648 million).

41 SIGNIFICANT RELATED PARTY TRANSACTIONS

a) Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarised the names of significant parties and nature of relationship with the Company as at 31st December 2005:

Significant related party	**Relationship with the Company**
Yue Xiu Enterprises (Holdings) Limited ("YXE")	The ultimate holding company
Yue Xiu International Development Limited ("YXIDL")	A subsidiary of YXE
Yue Xiu Hotel and Housing Limited	A subsidiary of YXE
Yue Xiu Corporate Consultancy and Services Company Limited	A subsidiary of YXE
Guangzhou Highways Development Company ("GHDC")	A minority shareholder of subsidiaries
Guangzhou Paper Holdings Limited ("GZPHL")	A minority shareholder of a subsidiary
Super Win Trading Limited ("SWTL")	A minority shareholder of a subsidiary
Smart Image Investment Limited ("SIIL")	A minority shareholder of a subsidiary
Festoon Enterprises Limited ("Festoon")	A minority shareholder of a subsidiary
Guangzhou Construction & Development Holdings Limited ("GCDHL")	A minority shareholder of a subsidiary
Guangdong Xinshidai Real Estate Limited	A jointly controlled entity of a subsidiary
Guangzhou Northern Second Ring Expressway Co., Limited. ("GNSR")	A jointly controlled entity of a subsidiary
Guangzhou Western Second Ring Expressway Co., Limited	A jointly controlled entity of a subsidiary
Hainan China City Property Development Co., Limited.	A jointly controlled entity of a subsidiary
Zhoushan Xinyuan Real Estate Development Co., Limited	A jointly controlled entity of a subsidiary
Guangdong Humen Bridge Co., Limited	An associated company of a subsidiary
Guangdong Qinglian Highway Development Co., Limited	An associated company of a subsidiary
Guangdong Shantou Bay Bridge Co., Limited	An associated company of a subsidiary
Guangzhou Northring Freeway Co., Limited	An associated company of a subsidiary
Guangzhou Xin Yue Real Estate Development Co., Limited	An associated company of a subsidiary
GZI Real Estate Investment Trust ("GZI REIT")	An associated company of a subsidiary
State-controlled enterprises (see (e) below)	Related parties of the Company

b) Transactions with related parties other than state-controlled enterprises

		2005	2004
		HK$'000	HK$'000
(i)	Transaction with YXE		
	Rental expenses and property management fee paid to YXE	**2,183**	1,025
	Loan interest paid to YXE	**8,506**	3,456
(ii)	Transaction with GZPHL		
	Rental and utility expenses paid to GZPHL *(Note)*	**299,243**	260,384
(iii)	Transaction with YXIDL		
	Loan interest paid to YXIDL	**2,997**	1,031
(iv)	Transaction with GZI REIT		
	Asset management fee received from GZI REIT	**573**	—

Note:

On 17th October 2002, the Group entered into a lease contract and a utilities supply contract with GZPHL whereby GZPHL agreed to lease certain fixed assets to the Group for 20 years at a monthly rental of RMB1,446,000 (equivalent to approximately HK$1,364,000) and to supply electricity, water and steam to the Group for 20 years at certain pre-determined rates. The shareholders of the Company approved these transactions in an extraordinary general meeting held on 25th November 2002.

All the other related party transactions were carried out at the terms as agreed by the relevant parties.

41 SIGNIFICANT RELATED PARTY TRANSACTIONS (cont'd)

c) Balances with related parties other than state-controlled enterprises

	2005 HK$'000	2004 HK$'000
Amount due to ultimate holding company *(note i)*	**(148,626)**	—
Amounts due to associated companies *(note i)*	**(119,938)**	(112,150)
Loan receivable from associated companies *(note iii)*	**747,322**	787,421
Amounts due from associated companies *(note i)*	**60,150**	66,857
Amounts due from jointly controlled entities *(note i)*	**147,105**	155,664
Amounts due to jointly controlled entities *(note i)*	**(83,559)**	(123,442)
Amounts due to minority shareholders of subsidiaries *(note i)*	**(112,868)**	(186,831)
Loan from minority shareholders of subsidiaries *(note iv)*	**(421,864)**	(463,887)
Loan from related companies *(note ii)*	**(87,532)**	(127,917)
Amounts due from related companies *(note i)*	**1,510**	3,234
Amounts due to related companies *(note i)*	**(45,333)**	—

Notes:

(i) All balances are unsecured, interest-free and repayable on demand.

(ii) The loan balance of HK$87,532,000 (2004: HK$84,535,000) bears interest at Hong Kong Interbank Offered Rate plus 1 per cent per annum.

(iii) The loan balances are unsecured, have no fixed repayment terms and bears interests at the prevailing US dollars prime rates ranging from 5.250% to 7.250% (2004: 4.000% to 5.250%) per annum and lending rates of financial institutions in China at 6.120% (2004: 6.120%) per annum.

(iv) Except for an amount of HK$120,561,000 (2004: HK$120,561,000) which bears interest at the prevailing leading rates of financial institutions in China ranging from 4.00 to 6.12 per cent (2004: 5.76 to 6.12 per cent) per annum, the loan from minority shareholders of subsidiaries are interest-free and have no fixed repayment term.

d) Key management compensation

The aggregate amounts of emoluments paid or payable to the key management of the Group are as follows:

	2005 HK$'000	2004 HK$'000
Fees	—	—
Other emoluments:		
Basis salaries, housing allowances, other allowances and benefits in kind	**21,817**	17,579
Share-based payments	**853**	2,041
Pension	**447**	108
	23,117	19,728

41 SIGNIFICANT RELATED PARTY TRANSACTIONS (cont'd)

e) Transactions with state-controlled enterprises

Under HKAS 24, business transactions between state-controlled enterprises controlled by Chinese government are within the scope of related party transactions. YXE, the ultimate holding company of the Group, is a state-controlled enterprise. The Group's key business transactions with other state-controlled enterprises are primarily related to construction and sales of newsprint activities. The related party transactions with other state-controlled enterprises were conducted in the ordinary course of business. Due to complex ownership structure, the Chinese government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known by the Group. Nevertheless, the Group believes that the following shall capture the material related party transactions.

(i) The Group sells properties and has supermarket business and thus, is likely to have extensive transactions with the employees of state controlled entities while such employees are on corporate business as well as key management personnel and their close family members. These transactions are carried out on normal commercial terms that are consistently applied to all customers and are made on a cash basis. Due to the vast volume and the pervasiveness of these transactions, the management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, the sales of properties and goods disclosed in note 5 do not include retail transactions with these related parties. Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

(ii) As at 31st December 2005, more than 44% (2004: more than 91%) of bank deposits were with state-controlled banks; approximately 43% (2004: approximately 33%) of the trade receivables were with stated-controlled enterprises; all the land premium payable (2004: all) were with stated-controlled enterprises; approximately 33% (2004: nil) of the trade payable were with stated-controlled enterprises. For the year ended 31st December 2005, more than 54% (2004: more than 57%) of the group newsprint business of the Group were with stated-controlled enterprises; more than 88% (2004: more than 90%) of the construction activities were with stated-controlled enterprises; more than 17% (2004: more than 71%) of bank deposit interest income were from state-controlled banks. More than 29% (2004: more than 55%) of finance costs were from state-controlled banks.

(iii) On 29th December 2005, the Group entered into an agreement to transfer 6% of its equity interest in GNSR to GHDC for a cash consideration of HK$63,558,000.

(iv) For the year ended 31st December 2004, toll roads management fees paid and payable to GHDC amounted to HK$62,235,000.

42 EVENTS AFTER THE BALANCE SHEET DATE

Pursuant to the international underwriting agreement entered into between the Company, GZI REIT Asset Management Limited, a subsidiary of the Group and the joint global coordinators and underwriters of the offering of the units of GZI REIT, the Group disposed of 87,450,000 units of GZI REIT to investors at HK$3.075 per unit in January 2006. The sales proceeds amounted to approximately HK$268,908,750. Immediately after the transaction, the Group's interests in GZI REIT decreased to approximately 30%. Details of the spin-off transactions were disclosed in Note 35 to the accounts.

43 ULTIMATE HOLDING COMPANY

The Directors regard Yue Xiu Enterprises (Holdings) Limited, a company incorporated in Hong Kong, as being the ultimate holding company.

Principal subsidiaries

As at 31st December 2005, the Company held shares/interests in the following principal subsidiaries:

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
Able Step Investment Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	100	Property investment
Beexiu Industrial (Shenzhen) Co., Ltd.	China, limited liability company	Registered capital HK$7,000,000	—	**100**	—	100	Property development
Better Wealth Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Bond Master Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	100	Property investment
Bright Rise Investment Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Charcon Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Charm Smart Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property development
Companhia de Fomento Predial Yue Xiu (Macau), Limitada	Macau	1 share of MOP198,000 and 1 share of MOP2,000	—	**100**	—	100	Property development
Companhia de Gestao Imobiliaria Hang Sao, Limitada	Macau	1 share of MOP99,000 and 1 share of MOP1,000	—	**100**	—	100	Property management
Crystal Path Investment Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	100	Property investment
Dalian Perfect Base Property Development Co., Ltd.	China, limited liability company	Registered capital US$7,500,000	—	**100**	—	100	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
Dragon Yield Holdings Limited	British Virgin Islands	1 Ordinary share of US$1 each	**100**	—	—	—	Investment holding
Elsburg Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Eternal Fine International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Ever Famous International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
First-Win Group Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	100	Investment holding
Front Riches Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Fundscore Development Limited	Hong Kong	500,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Glow Bright Investment Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Goldtech Worldwide Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	100	Investment holding
Grand System Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Green Park Development Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	100	Property investment
Guangzhou Bright Growth City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB88,315,800	—	**95**	—	95	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
Guangzhou Carry Win City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
Guangzhou Central Funds City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB37,236,300	—	**95**	—	95	Property development
Guangzhou Charcon Real Estate Co., Ltd.	China, limited liability company	Registered capital HK$259,670,000	—	**100**	—	100	Property development
Guangzhou Charfar Real Estate Company Limited	China, limited liability company	Registered capital RMB111,450,000	—	**75**	—	75	Property development
Guangzhou Charho Real Estate Company Limited	China, limited liability company	Registered capital US$5,000,000	—	**100**	—	100	Property development
Guangzhou City Construction & Development Co. Ltd.	China, limited liability company	Registered capital RMB1,631,012,700	—	**95**	—	95	Property development
Guangzhou City Construction & Development Consulting Ltd.	China, limited liability company	Registered capital RMB2,145,800	—	**98.13**	—	98.13	Consulting services in property development
Guangzhou City Construction & Development Decoration Ltd.	China, limited liability company	Registered capital RMB35,882,800	—	**98.62**	—	98.62	Decoration and design
Guangzhou City Construction & Development Group Nansha Co. Ltd	China, limited liability company	Registered capital RMB25,000,000	—	**95**	—	95	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
Guangzhou City Construction & Development Homecity Supermarket Ltd	China, limited liability company	Registered capital RMB33,178,900	—	**98.13**	—	98.13	Supermarket operator
Guangzhou City Construction & Development Jingcheng Property Co. Ltd.	China, limited liability company	Registered capital RMB13,712,500	—	**95**	—	95	Property development
Guangzhou City Construction & Development Property Ltd.	China, limited liability company	Registered capital RMB12,994,800	—	**95**	—	95	Property development and investment
Guangzhou City Construction Project Management Co. Ltd.	China, limited liability company	Registered capital RMB8,921,500	—	**65**	—	65	Project management
Guangzhou City Construction & Development Weicheng Enterprise Ltd.	China, limited liability company	Registered capital RMB955,300	—	**80**	—	80	Property investment
Guangzhou City Construction & Development Xingye Property Agent Ltd.	China, limited liability company	Registered capital RMB37,520,000	—	**52**	—	52	Real estate agency
Guangzhou Construction & Development Holdings (China) Limited	British Virgin Islands	1 Ordinary share of US$1 each	**100**	—	100	—	Investment holding
Guangzhou Cowan City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
Guangzhou Eastern Growth City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB12,734,400	—	**95**	—	95	Property development
Guangzhou Faithbond City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB16,231,400	—	**95**	—	95	Property development
GZ City Construction & Development Grandcity Parking Property Management Co. Ltd.	China, limited liability company	Registered capital RMB2,730,600	—	**81.26**	—	81.26	Car parking management
Guangzhou Grandcity Development Ltd.	China, limited liability company	Registered capital RMB539,578,600	—	**100**	—	100	Property development
Guangzhou Guangxiu City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB18,287,700	—	**95**	—	95	Property development
Guangzhou Honour City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB16,386,800	—	**95**	—	95	Property development
Guangzhou Investment (China Property) Company Limited	British Virgin Islands	5,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Guangzhou Investment Finance Company Limited	Hong Kong	2 Ordinary shares of HK$1 each	**100**	—	100	—	Financial services
Guangzhou Investment (HK Property) Company Limited	British Virgin Islands	1 Ordinary share of HK$1 each	—	**100**	—	100	Investment holding
Guangzhou Investment (Macau Property) Company Limited	British Virgin Islands	1 Ordinary share of HK$1 each	—	**100**	—	100	Investment holding
Guangzhou Investment Property Holdings Limited	British Virgin Islands	1 Ordinary share of US$1 each	**100**	—	100	—	Investment holding

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
Guangzhou Jieyacheng Real Estate Development Co., Ltd.	China, limited liability company	Registered capital HK$92,000,000	—	**92**	—	92	Property development
Guangzhou Keen Asia City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,083,200	—	**95**	—	95	Property development
Guangzhou May Hua City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB12,853,900	—	**95**	—	95	Property development
Guangzhou Million Top City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
[1] Guangzhou Nanxin Highways Development Company Limited	China, limited liability company	Registered capital RMB141,463,000	—	**27.44**	—	27.46	Development and management of Guangshen Highway linking Guangzhou and Shenzhen
Guangzhou Paper Co., Ltd.	China, limited liability company	Registered capital RMB924,680,000	—	**51**	—	51	Manufacture and sale of newsprint
Guangzhou Perfect City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,448,600	—	**95**	—	95	Property development
[1] Guangzhou Qiaowei Highways Development Company Limited	China, limited liability company	Registered capital RMB12,326,000	—	**34.30**	—	34.33	Investment holding
Guangzhou Seaport City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB23,074,600	—	**95**	—	95	Property development
Guangzhou Sincere Land City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,083,200	—	**95**	—	95	Property development
[1] Guangzhou Suiqiao Development Company Limited	China, limited liability company	Registered capital RMB1,000,000	—	**34.30**	—	34.33	Investment holding

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
Guangzhou Sun Peak City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,440,300	—	**95**	—	95	Property development
[1] Guangzhou Taihe Highways Development Company Limited	China, limited liability company	Registered capital RMB155,980,000	—	**27.44**	—	27.46	Development and management of Guangcong Highway Section I linking Guangzhou and Conghua
[1] Guangzhou Tailong Highways Development Company Limited	China, limited liability company	Registered capital RMB116,667,000	—	**17.49**	—	17.50	Development and management of Guangcong Highway Section II linking Guangzhou and Conghua, and Provincial Highway 1909 linking Conghua and Longtan
Guangzhou Talent Gather City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
Guangzhou Tiyu Building Company Limited	China, limited liability company	Registered capital US$26,700,000	—	**100**	—	100	Property development and investment
Guangzhou Top Jade City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
Guangzhou Tung Win City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
Guangzhou Unionwin City Real Estates Co. Ltd	China, limited liability company	Registered capital RMB19,776,700	—	**95**	—	95	Property development

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	*Effective percentage of attributable interest held by the Company* 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
[1] Guangzhou Weian Highways Development Company Limited	China, limited liability company	Registered capital RMB175,750,000	—	**27.44**	—	27.46	Development and management of Guangshan Highway linking Guangzhou and Shantou
Guangzhou White Horse Clothings Market Ltd.	China, limited liability company	Registered capital RMB118,873,900	—	**100**	—	76.33	Property investment
Guangzhou Winbase City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB11,952,000	—	**95**	—	95	Property development
Guangzhou Winner City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB28,684,800	—	**95**	—	95	Property development
Guangzhou Xingcheng Enterprise Development Ltd.	China, limited liability company	Registered capital RMB154,612,700	—	**95**	—	95	Property investment
[1] Guangzhou Xinguang Highways Development Company Limited	China, limited liability company	Registered capital RMB143,333,000	—	**18.87**	—	18.88	Development and management of Guanghua Highway linking Guangzhou and Huadu
Guangzhou Yicheng Property Management Ltd.	China, limited liability company	Registered capital RMB3,403,700	—	**85.68**	—	85.68	Property management
Guangzhou Yieldwise City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB14,083,200	—	**95**	—	95	Property development
[1] Guangzhou Yue Peng Information Ltd.	China, limited liability company	Registered capital RMB160,000,000	—	**34.30**	—	34.33	Investment holding
Guangzhou Yue Xiu Property Management Company Limited	China, limited liability company	Registered capital RMB1,000,000	—	**60**	—	60	Property management

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
Guangzhou Ziwei City Real Estates Co. Ltd.	China, limited liability company	Registered capital RMB59,618,800	—	**95**	—	95	Property development
GZI REIT Asset Management Limited	Hong Kong	10,000,000 Ordinary shares of HK$1 each	**100**	**—**	—	—	Asset management
GZI Transport (Holdings) Limited	British Virgin Islands	1,848,497,550 Ordinary shares of HK$1 each	—	**51**	—	51	Investment holding
[1] GZI Transport Limited	Bermuda	1,114,649,530 Ordinary shares of HK$0.1 each	**0.01**	**34.29**	0.01	34.32	Investment holding
Honstar Investments Limited	British Virgin Islands	1 Ordinary share of US$1 each	—	**100**	—	100	Investment holding
[1] Hunan Yue Tung Highway and Bridge Development Company Limited	China, limited liability company	Registered capital RMB21,000,000	—	**25.73**	—	25.75	Development and management of Xiang Jiang Bridge II in Hunan Province
Intro-Win Development Limited	Hong Kong	5,000,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Jamsin Limited	Hong Kong	2 Ordinary shares of HK$1 each	**100**	**—**	100	—	Property holding
Jankon International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Jumbo Good Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Jumbo King Development Limited	Hong Kong, Singapore	2 Ordinary shares of HK$1 each	**100**	**—**	100	—	Property investment
Kam Hon Investment Company Limited	Hong Kong	10,000 Ordinary shares of HK$100 each	—	**100**	—	100	Investment holding

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company				Principal Activities
			2005		2004		
			Direct	Indirect	Direct	Indirect	
Kingswell Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	100	Property investment
[1] Kiu Fung Limited	British Virgin Islands	2 Ordinary shares of HK$1 each	—	**34.30**	—	34.33	Investment holding
Light Home Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Merry Growth Development Limited	Hong Kong	100 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Nation Harvest Development Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Pacific Max Industrial Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Perfect Base Development Limited	Hong Kong	1,000,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Raybeach Investment Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Round Table Holdings Limited	British Virgin Islands	100 Ordinary shares of HK$1 each	**100**	—	100	—	Investment holding
[1] Shaanxi Jinxiu Transport Co., Limited	China, limited liability company	Registered capital RMB100,000,000	—	**34.30**	—	34.33	Development and management of Xian-Lintong Expressway in Shaanxi Province
Sino Peace Development Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	100	Property investment

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
Smart Rise Development Limited	Hong Kong	100 Ordinary shares of HK$1 each	—	**100**	—	100	Property investment
Smart Top Enterprises Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**34.30**	—	34.33	Property holding
Sociedade de Fomento Predial Codo (Macau) Limitada	Macau	1 share of MOP99,000 and 1 share of MOP1,000	—	**100**	—	100	Property development
Star Noble Enterprises Limited	Hong Kong	1,000,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Super Gain Development Limited	British Virgin Islands	350,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Superland Development Ltd.	British Virgin Islands	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Takwill International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Top Health International Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Viclong Company Limited	Hong Kong	100 Ordinary shares of HK$100 each	—	**100**	—	100	Property investment
Winston Investment Limited	Hong Kong	1 Ordinary share of HK$1 each	—	**100**	—	100	Property investment
Worldbest Development Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Investment holding
Yue Xiu APT Parking Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Car parking management
Yue Xiu Property Agency Limited	Hong Kong	2 Ordinary shares of HK$1 each	—	**100**	—	100	Property agency services

Principal subsidiaries (cont'd)

Name of subsidiary	Place of incorporation/ establishment and operation and kind of legal entity	Issued and fully paid up share capital/registered capital	Effective percentage of attributable interest held by the Company 2005 Direct	2005 Indirect	2004 Direct	2004 Indirect	Principal Activities
Yue Xiu Property Consultants Limited	Hong Kong	100 Ordinary shares of HK$1 each and 500,000 Non-voting deferred shares of HK$1 each	—	**100**	—	100	Property management consultancy services
Yue Xiu Property Management Limited	Hong Kong	10,000 Ordinary shares of HK$1 each	—	**100**	—	100	Building management services
廣州白馬物業管理有限公司	China, Limited liability Company	Registered capital RMB5,000,000	—	**96.75**	—	84.61	Property management

The above table includes the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

1 These are subsidiaries as the Group's interests in these companies are held through subsidiaries which in turn hold more than 50% of the issued voting share capital in these companies.

Principal jointly controlled entities

As at 31st December 2005, the Group held the following principal jointly controlled entities:

Name of jointly controlled entity	Place of establishment and operation	Effective percentage of indirect interest in ownership/ voting power/profit sharing 2005	2004	Principal activities
Guangdong Xinshidai Real Estate Ltd.	China	**45** **33.33** **44**	45 33.33 44	Property development
Guangzhou Northern Second Ring Expressway Co., Limited	China	**13.72** **40** **13.72**	15.79 40 15.79	Development and management of Guangzhou Northern Second Ring Expressway in Guangzhou
Guangzhou South House Property Industry Co., Ltd.	China	**30** **28.57** **30**	30 28.57 30	Property development and management
Guangzhou Western Second Ring Expressway Co., Limited	China	**12.01** **33** **12.01**	12.02 33 12.02	Development and management of Guangzhou Western Second Ring Expressway in Guangzhou
Hainan China City Property Development Co., Ltd.	China	**52** **57.14** **52**	52 57.14 52	Property development

Principal associated companies

As at 31st December 2005, the Group held shares/interests in the following principal associated companies:

Name of associated company	Place of incorporation/ establishment and operation	Effective percentage holding 2005	Effective percentage holding 2004	Principal activities
Companhia de Investimento Predial San Chee Lee, Limitada	Macau	**25**	25	Investment holding
Country Calm Investment and Development Company Limited	Macau	**50**	50	Property development
[1] Guangdong Humen Bridge Co., Ltd.	China	**8.58**	8.58	Development and management of Humen Bridge in Humen
[1] Guangdong Qinglian Highway Development Co., Ltd.	China	**8.09**	8.10	Development and management of National Highway 107 linking Qingyuan and Lianzhou
[1] Guangdong Shantou Bay Bridge Co., Ltd.	China	**10.29**	10.30	Development and management of Shantou Bay Bridge in Shantou
[1] Guangzhou Northring Freeway Co., Ltd.	China	**8.33**	8.34	Development and management of Guangzhou City Northern Ring Road
Guangzhou Xin Yue Real Estate Development Co. Ltd	China	**28.20**	28.20	Property development
* GZI Real Estate Investment Trust	Hong Kong	**40.88**	—	Property investment

1 These are associated companies as the Group's interests in these companies are held through subsidiaries which in turn hold more than 20% of the issued voting share capital in these companies.

* Associate

BOARD OF DIRECTORS

Executive directors

Ou Bingchang *(Chairman)*
Liang Yi
Li Fei
Chen Guangsong
Tang Shouchun
Wang Hongtao

Independent non-executive directors & audit committee members

Yu Lup Fat Joseph
Lee Ka Lun
Lau Hon Chuen Ambrose

COMPANY SECRETARY

Yu Tat Fung

QUALIFIED ACCOUNTANT

Chow Wai Kit

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

WEBSITES TO ACCESS COMPANY INFORMATION

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

REGISTERED OFFICE

26th Floor
Yue Xiu Building
160 Lockhart Road
Wanchai, Hong Kong

SHARE REGISTRAR

Abacus Share Registrars Limited
26/F, Tesbury Centre
28 Queen's Road East
Hong Kong

SHARE LISTING

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

INVESTOR RELATIONS

For further information about
Guangzhou Investment Company Limited,
please contact:
He Zili
Telephone : (852) 2511 6671
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR DEPOSITARY BANK

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043

List of Major Property Projects in Guangzhou Municipality: Land Bank (at Year End 2005)

Project	Land Use	Land Bank (sq. m)	Location
Cong Hua Glade Village Sheng Gong Town, Cong Hua, Guangzhou	Villa	863,600	Cong Hua
Nan Sha Commercial Center Nansha District, Guangzhou	Commercial/ Office	600,000	Nan Sha
Southern Le Sand Nansha District, Guangzhou	Villa	564,000	Nan Sha
West Tower of Mega- Twin Commercial Tower Zhu Jiang Estate Tian He, Guangzhou	Commercial/ Office	400,000	Tian He
Jiangnan New Village Hai Zhu District, Guangzhou	Residential	292,500	Hai Zhu
Springland Garden Baogang South Street, Hai Zhu District, Guangzhou	Residential	262,400	Hai Zhu
Jiang Nan New Mansion No. 40 Xin Gang Xi Road, Hai Zhu District, Guangzhou	Residential	227,000	Hai Zhu
Zhu Jiang Estate B2-10 Zhu Jiang Estate, Tian He, Guangzhou	Office	173,400	Tian He
Zhu Jiang Estate E3-1 Zhu Jiang Estate Tian He, Guangzhou	Residential	145,800	Tian He
Sports Stadium Building No.119 Liuhua Road, Yue Xiu District, Guangzhou	Commercial/ Office	125,000	Yue Xiu
Zhu Jiang Estate B2-7 Zhu Jiang Estate Tian He, Guangzhou	Office	122,600	Tian He
Fu Hai Garden (Phase 2 of Lingnan Garden) Zengcha Road, Bai Yun District, Guangzhou	Residential	93,800	Bai Yun
Land N4 At the Crossing of Dongfeng Road and Jiefang Road, Yue Xiu District, Guangzhou	Office	45,000	Yue Xiu

List of Major Property Projects in Guangzhou Municipality: Under Development (at Year End 2005)

Project	Land Use	Floor Area under development (sq. m)	Location
* Springland Garden Baogang South Street, Hai Zhu District, Guangzhou	Residential	242,800	Hai Zhu
Asian Pacific Century Plaza (Commercial 12-1, 5) Tian He North Road, Tian He District, Guangzhou	Office/ Commercial	223,900	Tian He
* Cong Hua Glade Village Sheng Gong Town, Cong Hua, Guangzhou	Villa	150,000	Cong Hua
Nan Sha Commercial Center Nansha District, Guangzhou	Office Commercial Others	75,730 30,800 24,300	Nan Sha
* Yue Xiu City Plaza (formerly known as Yue Xiu Building) Dongfeng Road Central, Yue Xiu District, Guangzhou	Office Commercial Others	62,500 21,600 21,100	Yue Xiu
* Victory Plaza (Tower Building portion) No. 101 Ti Yu Xi Road, Tian He District, Guangzhou	Office	89,595	Tian He
* Yue Xiu New Metropolis plaza (Metro RJ-1) At the crossing of Zhongshan Liu Road and Jiefang Road, Yue Xiu District, Guangzhou	Office/Commercial	86,000	Yue Xiu
* Xing Hui Ya Yuan (Happy Valley Project) Pin Jiang Road, Zhu Jiang Estate, Tian He District, Guangzhou	Residential	58,400	Tian He
* Jiang Nan New Mansion No. 40 Xin Gang Xi Road, Hai Zhu District, Guangzhou	Residential	55,500	Hai Zhu
* Binjiang Yiyuan (Chi Gang Qiao Xi Area) Binjiang East Road, Hai Zhu District, Guangzhou	Residential	53,500	Hai Zhu
* Southern Le Sand Nansha District, Guangzhou	Villa	23,400	Nan Sha
* Xing Hui Qing Xuan (Sanyuanli project) Jichang Xi Road Baiyun District, Guangzhou	Residential	18,200	Bai Yun

* These include projects intended to be launched for pre-sale in 2006.

Project	Land Use	Available Sales Area (sq. m)	Location
Xiangkang Commercial Plaza Sanyuan Li Main Street, Bai Yun District, Guangzhou	Office/ Commercial Carpark	28,862 3,361	Bai Yun
Guang Yuan Cultural Centre No. 33 Jing Tai Zhi Street, Bai Yun District, Guangzhou	Commercial Carpark	18,585 11,323	Bai Yun
Galaxy City (Podium) Zhu Jiang Estate, Tian He District, Guangzhou	Commercial Carpark	9,441 19,434	Tian He
Hong Fa Building Nos. 19-21 Tian He Nan Er Road, Tian He District, Guangzhou	Office Carpark	13,328 15,000	Tian He
Jiangxing Building No. 82 Jiangnan Main Road Central, Hai Zhu District, Guangzhou	Office	17,951	Hai Zhu
Run Hui Building Jiang Nan Xi Road Hai Zhu District, Guangzhou	Commercial Carpark	11,188 7,000	Hai Zhu
Junhui Building (Podium) Nos. 5, 7, 9 Ti Yu Xi Road, Tian He District, Guangzhou	Commercial Carpark	7,825 8,660	Tian He
Lu Hu Building No. 123 Lu Jing Road, Bai Yun District, Guangzhou	Office/ Commercial	10,385	Bai Yun
Nan Guo Jia Yuan No.268 Zhong Shan South Road Tian He District, Guangzhou	Commercial	10,367	Tian He
Guang Bai Jiang Nan Dian No. 148 Jiang Nan Main Road Central Hai Zhu District, Guangzhou	Commercial	7,613	Hai Zhu
Tian Hui Ge Nos 12-42, Tian He Eastern Road Tian He District, Guangzhou	Commercial	6,031	Tian He

Project	Land Use	Available Sales Area (sq. m)	Location
Tong De Garden 1-7,9 Xi Cha Road Bai Yun District, Guangzhou	Commercial	5,816	Bai Yun
Xinchuangju Building (Portion) No. 123 Ti Yu Xi Road, Tian He District, Guangzhou	Office	5,800	Tian He
Tian He South 4 District Building No 111, Ti Yu Xi Heng Street, Tian He District, Guangzhou	Office	5,646	Tian He
Luochong Wei 1,2 Building No 12,14, Zeng Cha Road Bai Yun District, Guangzhou	Commercial	4,719	Bai Yun
Tian Xing Ge No 450, Tian He North Road Tian He District, Guangzhou	Commercial	4,460	Tian He
Phase 2 of Tian Yu Garden (podium) Nos. 136-146 Lin He Central Road Tian He District, Guangzhou	Commercial	4,440	Tian He
Nan Kang Ge Bao Gang Road Hai Zhu District, Guangzhou	Commercial Carpark	1,753 818	Hai Zhu
Chao Hui Commercial Center Nos. 2-12, Tian Shou Road Tian He District, Guangzhou	Commercial	1,578	Tian He

Project	Land Use	Available Sales Area (sq.m)	Location
* Springland Garden Baogang South Street, Hai Zhu District, Guangzhou	Residential	126,159	Hai Zhu
* Victory Plaza (Tower Building portion) No. 101 Ti Yu Xi Road, Tian He District, Guangzhou	Office	85,000	Tian He
* Cong Hua Glade Village Sheng Gong Town, Cong Hua, Guangzhou	Villa	79,001	Cong Hua
* Southern Le Sand Nansha District, Guangzhou	Villa	58,532	Nan Sha
* Yue Xiu New Metropolis plaza (Metro RJ-1) At the crossing of Zhongshan Liu Road and Jiefang Road, Yue Xiu District, Guangzhou	Office	51,379	Yue Xiu
* Binjiang Yiyuan (Chi Gang Qiao Xi Area) Binjiang East Road, Hai Zhu District, Guangzhou	Residential	48,223	Hai Zhu
* Jiang Nan New Mansion No. 40 Xin Gang Xi Road, Hai Zhu District, Guangzhou	Residential	45,901	Hai Zhu
* Xing Hui Ya Yuan (Happy Valley Project) Pin Jiang Road, Zhu Jiang Estate, Tian He District, Guangzhou	Residential	26,950	Tian He
* Yue Xiu City plaza (formerly known as Yue Xiu Building) Dongfeng Road Central, Yue Xiu District, Guangzhou	Office	24,950	Yue Xiu
* Xinghui Qing Xuan (Sanyuanli Project) Jichang Xi Road, Baiyuan District, Guangzhou	Residential	1,863	Bai Yun

* These projects were classified as properties under development or properties held for sale in the Financial Statement as at 31st December 2005

Location Map of Major Property Projects in Guangzhou Urban Area



N
Lingnan Garden
Xi Cha Road
Fu Hai Garden
Xinghui Qing Xuan
Bai Yun District
Xiangkang Commercial Plaza
Northern Ring Road
Guang Yuan Cultural Centre
Lu Hu Building
Guangzhou Railway Station
Guangzhou Eastern Railway Station
Eastern Railway Station Commercial Plaza
Tian He District
Asian Pacific Century Plaza
Yue Xiu District
Jie Fang Road
Guangdong Provincial People's Government
Guangzhou Sports Stadium Building
Xinchuangju Building
Victory Plaza (Tower Building portion)
Huan Shi Road
Yue Xiu City Plaza
Dong Feng Road
Tianhe Road
Hong Fa Building
Guangzhou Municipal People's Government
Yue Xiu New Metropolis Plaza
Li Wan District
Xinghui Ya Yuan
Guangzhou Main Road
B2-7
B2-10
E3-1
(Zhujiang Estate)
Hai Zhu Bridge
Grandcity Garden
Pearl River
Bin Jiang Road
Guangzhou Bridge
Binjiang Yiyuan
Guang Bai Jiang Nan Dian
Jiangnan Main Road Central
Run Hui Building
Sun Yat-Sen University
Xin Gang Xi Road
Gongye Main Road
Jiang Nan New Mansion
Hai Zhu District
Springland Garden
Conghua
Glade Village
Guangzhou City
Nansha Southern Le Sand
Nansha

Investment properties
Properties held for sale
Land bank
Properties under development

廣州市區主要房地產項目位置分佈圖



北
白雲區
星滙晴軒
嶺南花園
西槎路
富海花園
祥康商貿大廈
廣源文化中心
麓湖綜合樓
北環高速公路
廣州火車站
廣州火車東站
東站商業廣場
天河區
亞太世紀廣場
越秀區
解放路
廣州體育大廈
廣東省人民政府
環市路
越秀城市廣場
東風路
新創舉大廈
維多利廣場(塔樓部份)
天河路
宏發大廈
廣州市人民政府
越秀新都會
荔灣區
星滙雅苑
廣州大道
B2-7
B2-10 (珠江新城)
E3-1
海珠大橋
濱江路
江南大道中
珠江
宏城花園
廣州大橋
濱江怡苑
廣百江南店
潤滙大廈
中山大學
新港西路
工業大道
江南新苑
海珠區
翠城花園
從化
逸泉山莊
廣州市
南沙濱海花園
南沙

出租物業　出售物業　土地儲備　在建中

廣州市主要房地產項目名單：二〇〇六年內可出售

項目	用途	可供出售面積 (平方米)	地點
*翠城花園 廣州市海珠區寶崗大道南	住宅	126,159	海珠
*維多利廣場(塔樓部分) 廣州市天河區體育西路101號	寫字樓	85,000	天河
*從化逸泉山莊 廣州市從化神崗鎮	別墅	79,001	從化
*南沙濱海花園 廣州市南沙區	別墅	58,532	南沙
*越秀新都會(地鐵RJ-1) 廣州市越秀區中山六路與解放路交界	寫字樓	51,379	越秀
*濱江怡苑(赤崗橋西項目) 廣州市海珠區濱江東路	住宅	48,223	海珠
*江南新苑 廣州市海珠區新港西路40號	住宅	45,901	海珠
*星滙雅苑(跑馬地項目) 廣州市天河區珠江新城平江路	住宅	26,950	天河
*越秀城市廣場(原名越秀大廈) 廣州市越秀區東風中路	寫字樓	24,950	越秀
*星滙晴軒(三元里項目) 廣州市白雲區機場西路	住宅	1,863	白雲

* 於二〇〇五年十二月三十一日財務報表中反映為持作出售之物業或發展中物業

廣州市主要房地產項目名單：二〇〇六年內可出租

項目	用途	可供出租面積 (平方米)	地點
同德花園1-7、9 廣州市白雲區西槎路	商業	5,816	白雲
新創舉大廈(部分) 廣州市天河區體育西路123號	寫字樓	5,800	天河
天河南住4區綜合樓 廣州市天河區體育西橫街111號	寫字樓	5,646	天河
羅沖圍1、2號綜合樓 廣州市白雲區增槎路12、14號	商業	4,719	白雲
天興閣 廣州市天河區天河北路450號	商業	4,460	天河
天譽花園二期(裙樓) 廣州市天河區林和中路136-146號	商業	4,440	天河
南康閣 廣州市海珠區寶崗大道	商業 地庫	1,753 818	海珠
朝暉商業中心 廣州市天河區天壽路2-12號	商業	1,578	天河

項目	用途	可供出租面積（平方米）	地點
祥康商貿大廈 廣州市白雲區三元里大道	寫字樓／商業 停車場	28,862 3,361	白雲
廣源文化中心 廣州市白雲區景泰直街33號	商業 停車場	18,585 11,323	白雲
星滙園（裙樓） 廣州市天河區珠江新城	商業 停車場	9,441 19,434	天河
宏發大廈 廣州市天河區天河南二路19-21號	寫字樓 停車場	13,328 15,000	天河
江興大廈 廣州市海珠區江南大道中82號	寫字樓	17,951	海珠
潤滙大廈 廣州市海珠區江南西路	商業 停車場	11,188 7,000	海珠
駿滙大廈（裙樓） 廣州市天河區體育西路5,7,9號	商業 停車場	7,825 8,660	天河
麓湖綜合樓 廣州市白雲區麓景路123號	寫字樓／商業	10,385	白雲
南國嘉園 廣州市天河區中山大道南268號	商業	10,367	天河
廣百江南店 廣州市海珠區江南大道中148號	商業	7,613	海珠
天暉閣 廣州市天河區天河東路12-42號	商業	6,031	天河

項目	用途	在建樓面面積 (平方米)	地點
*翠城花園 廣州市海珠區寶崗大道南	住宅	242,800	海珠
亞太世紀廣場(商旅12-1，5) 廣州市天河區天河北路	寫字樓／商業	223,900	天河
*從化逸泉山莊 廣州市從化神崗鎮	別墅	150,000	從化
南沙商貿中心 廣州市南沙區	寫字樓 商業 其他	75,730 30,800 24,300	南沙
*越秀城市廣場(原名越秀大廈) 廣州市越秀區東風中路	寫字樓 商業 其他	62,500 21,600 21,100	越秀
*維多利廣場(塔樓部分) 廣州市天河區體育西路101號	寫字樓	89,595	天河
*越秀新都會(地鐵RJ-1) 廣州市越秀區中山六路與解放路交界	寫字樓／商業	86,000	越秀
*星滙雅苑(跑馬地項目) 廣州市天河區珠江新城平江路	住宅	58,400	天河
*江南新苑 廣州市海珠區新港西路40號	住宅	55,500	海珠
*濱江怡苑(赤崗橋西項目) 廣州市海珠區濱江東路	住宅	53,500	海珠
*南沙濱海花園 廣州市南沙區	別墅	23,400	南沙
*星江睛軒(三元里項目) 廣州市白雲區機場西路	住宅	18,200	白雲

* 包括在二〇〇六年計劃推出可預售的項目

項目	用途	土地儲備 (平方米)	地點
從化逸泉山莊 廣州市從化神崗鎮	別墅	863,600	從化
南沙商貿中心 廣州市南沙區	商業／寫字樓	600,000	南沙
南沙濱海花園 廣州市南沙區	別墅	564,000	南沙
珠江新城雙塔之西塔 廣州市天河區珠江新城	商業／寫字樓	400,000	天河
江南新村 廣州市海珠區	住宅	292,500	海珠
翠城花園 廣州市海珠區寶崗大道南	住宅	262,400	海珠
江南新苑 廣州市海珠區新港西路40號	住宅	227,000	海珠
珠江新城B2-10 廣州市天河區珠江新城	寫字樓	173,400	天河
珠江新城E3-1 廣州市天河區珠江新城	住宅	145,800	天河
體育大廈 廣州市越秀區流花路119號	商業／寫字樓	125,000	越秀
珠江新城B2-7 廣州市天河區珠江新城	寫字樓	122,600	天河
富海花園(嶺南花園二期) 廣州市白雲區增槎路	住宅	93,800	白雲
解放北N4地塊 廣州市越秀區東風路與解放路交界	寫字樓	45,000	越秀

董事會

執行董事

區秉昌 *(董事長)*
梁　毅
李　飛
陳光松
唐壽春
王洪濤

獨立非執行董事及審核委員會成員

余立發
李家麟
劉漢銓

公司秘書

余達峯

合資格會計師

周偉傑

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160號
越秀大廈
26樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
皇后大道東28號
金鐘匯中心26樓

股份上市

本公司之股份於香港聯合交易所有限公司及新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：
何子勵
電話： (852) 2511 6671
傳真： (852) 2598 7688
電郵： contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

主要聯營公司

於二〇〇五年十二月三十一日，本集團於下列主要聯營公司中持有股份/權益：

聯營公司名稱	註冊成立／成立及經營地點	實際持股百分比 二〇〇五年	實際持股百分比 二〇〇四年	主要業務
新致利建業有限公司	澳門	**25**	25	投資控股
國泰投資發展有限公司	澳門	**50**	50	物業發展
[1] 廣東虎門大橋有限公司	中國	**8.58**	8.58	開發及管理虎門之虎門大橋
[1] 廣東清連公路發展有限公司	中國	**8.09**	8.10	開發及管理連接清遠與連州之107國道
[1] 廣東汕頭海灣大橋有限公司	中國	**10.29**	10.30	開發及管理汕頭之海灣大橋
[1] 廣州北環高速公路有限公司	中國	**8.33**	8.34	開發及管理廣州之廣州市北環高速公路
廣州新越房地產開發有限公司	中國	**28.20**	28.20	物業發展
* 越秀房地產投資信託基金	香港	**40.88**	—	物業投資

[1] 其為聯營公司乃由於本集團透過附屬公司持有該等公司超過20%之已發行投票權股本權益。

* 聯繫人

主要共同控制實體

於二〇〇五年十二月三十一日，本集團有下列之主要共同控制實體：

共同控制實體名稱	成立及經營地點	實際間接擁有權益／投票權／利潤分成應佔之百分比 二〇〇五年	二〇〇四年	主要業務
廣東新時代房地產有限公司	中國	**45** **33.33** **44**	45 33.33 44	物業發展
廣州市北二環高速公路有限公司	中國	**13.72** **40** **13.72**	15.79 40 15.79	開發及管理廣州之廣州市北二環高速公路
廣州南方房產實業有限公司	中國	**30** **28.57** **30**	30 28.57 30	物業發展及管理
廣州西二環高速公路有限公司	中國	**12.01** **33** **12.01**	12.02 33 12.02	開發及管理廣州之廣州西二環高速公路
海南華城房產開發有限公司	中國	**52** **57.14** **52**	52 57.14 52	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二〇〇五年 直接	二〇〇五年 間接	二〇〇四年 直接	二〇〇四年 間接	主要業務
越秀物業顧問有限公司	香港	100股普通股 每股1港元 500,000股無投票權遞延股每股1港元	—	**100**	—	100	物業管理顧問服務
越秀物業管理有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	樓宇管理服務
廣州白馬物業管理有限公司	中國，有限公司	註冊股本 人民幣5,000,000元	—	**96.75**	—	84.61	物業管理

董事認為，上表所包括之本公司之附屬公司，對本集團是年度業績有重大影響或構成資產淨值之主要部份。而倘提供其他附屬公司之詳情，董事認為則會使資料過於冗長。

[1] 其為附屬公司乃由於本集團透過其他附屬公司持有該等公司超過50%之已發行投票權股本權益。

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二〇〇五年 直接	二〇〇五年 間接	二〇〇四年 直接	二〇〇四年 間接	主要業務
俊雅發展有限公司	香港	100股普通股 每股1港元	—	**100**	—	100	物業投資
駿佳企業有限公司	香港	2股普通股 每股1港元	—	**34.30**	—	34.33	持有物業
高度發展(澳門)有限公司	澳門	1股澳門幣99,000元 1股澳門幣1,000元	—	**100**	—	100	物業發展
華苑置業有限公司	香港	1,000,000股普通股 每股1港元	—	**100**	—	100	投資控股
盛德發展有限公司	英屬處女群島	350,000股普通股 每股1港元	—	**100**	—	100	投資控股
力超發展有限公司	英屬處女群島	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
德旺國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
達康國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
堅興有限公司	香港	100股普通股 每股100港元	—	**100**	—	100	物業投資
偉頓投資有限公司	香港	1股普通股 每股1港元	—	**100**	—	100	物業投資
華碧發展有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
越秀亞通停車場有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	停車場管理
越秀物業代理有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業代理服務

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二〇〇五年 直接	二〇〇五年 間接	二〇〇四年 直接	二〇〇四年 間接	主要業務
詠源有限公司	香港	1股普通股 每股1港元	—	**100**	—	100	物業投資
[1] 橋豐有限公司	英屬處女群島	2股普通股 每股1港元	—	**34.30**	—	34.33	投資控股
利鴻發展有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
越進發展有限公司	香港	100股普通股 每股1港元	—	**100**	—	100	物業投資
俊盛發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	投資控股
維美實業有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
堅柏發展有限公司	香港	1,000,000股普通股 每股1港元	—	**100**	—	100	投資控股
志登投資有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	物業投資
圓桌控股有限公司	英屬處女群島	100股普通股 每股1港元	**100**	—	100	—	投資控股
[1] 陝西金秀交通有限公司	中國，有限公司	註冊股本 人民幣 100,000,000元	—	**34.30**	—	34.33	開發及管理陝西省之西安至臨潼高速公路
華泰發展有限公司	香港	1股普通股 每股1港元	—	**100**	—	100	物業投資

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二〇〇五年 直接	二〇〇五年 間接	二〇〇四年 直接	二〇〇四年 間接	主要業務
廣州市致威城市房產有限公司	中國，有限公司	註冊股本 人民幣 59,618,800元	—	**95**	—	95	物業發展
越秀房託資產管理有限公司	香港	10,000,000股普通股 每股1港元	**100**	—	—	—	資產管理
越秀交通(控股)有限公司	英屬處女群島	1,848,497,550股 普通股每股1港元	—	**51**	—	51	投資控股
[1] 越秀交通有限公司	百慕達	1,114,649,530股 普通股每股0.1港元	**0.01**	**34.29**	0.01	34.32	投資控股
Honstar Investments Limited	英屬處女群島	1股普通股 每股1美元	—	**100**	—	100	投資控股
[1] 湖南越通路橋發展有限公司	中國，有限公司	註冊股本 人民幣 21,000,000元	—	**25.73**	—	25.75	開發及管理湖南省之湘江二橋
中詠發展有限公司	香港	5,000,000股普通股 每股1港元	—	**100**	—	100	投資控股
展升有限公司	香港	2股普通股 每股1港元	**100**	—	100	—	持有物業
展康國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
越宏發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業投資
越成發展有限公司	香港；新加坡	2股普通股 每股1港元	**100**	—	100	—	物業投資
錦漢投資有限公司	香港	10,000股普通股 每股100港元	—	**100**	—	100	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二〇〇五年 直接	二〇〇五年 間接	二〇〇四年 直接	二〇〇四年 間接	主要業務
[1] 廣州市維安公路發展有限公司	中國，有限公司	註冊股本 人民幣 175,750,000元	—	**27.44**	—	27.46	發展及管理連接廣州及汕頭之廣汕公路
廣州白馬服裝市場有限公司	中國，有限公司	註冊股本 人民幣 118,873,900元	—	**100**	—	76.33	物業投資
廣州市勝基城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
廣州市永力城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	**95**	—	95	物業發展
廣州市興城實業發展有限公司	中國，有限公司	註冊股本 人民幣 154,612,700元	—	**95**	—	95	物業投資
[1] 廣州市新廣公路發展有限公司	中國，有限公司	註冊股本 人民幣 143,333,000元	—	**18.87**	—	18.88	發展及管理連接廣州及花都之廣花公路
廣州怡城物業管理有限公司	中國，有限公司	註冊股本 人民幣 3,403,700元	—	**85.68**	—	85.68	物業管理
廣州市益豐城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,083,200元	—	**95**	—	95	物業發展
[1] 廣州越鵬信息有限公司	中國，有限公司	註冊股本 人民幣 160,000,000元	—	**34.30**	—	34.33	投資控股
廣州市越秀物業管理有限公司	中國，有限公司	註冊股本 人民幣 1,000,000元	—	**60**	—	60	物業管理

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二○○五年 直接	二○○五年 間接	二○○四年 直接	二○○四年 間接	主要業務
廣州市瑞峰城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,440,300元	—	**95**	—	95	物業發展
[1] 廣州市太和公路發展有限公司	中國，有限公司	註冊股本 人民幣 155,980,000元	—	**27.44**	—	27.46	發展及管理連接廣州與從化之廣從公路一段
[1] 廣州市太龍公路發展有限公司	中國，有限公司	註冊股本 人民幣 116,667,000元	—	**17.49**	—	17.50	開發及管理連接廣州與從化之廣從公路第二段以及連接從化與龍潭之1909省道
廣州市聚賢城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
廣州體育大廈有限公司	中國，有限公司	註冊股本 26,700,000美元	—	**100**	—	100	物業發展及投資
廣州市廣基城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
廣州市東威城市房產有限公司	中國，有限公司	註冊股本 人民幣 11,952,000元	—	**95**	—	95	物業發展
廣州市聯威城市房產有限公司	中國，有限公司	註冊股本 人民幣 19,776,700元	—	**95**	—	95	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二○○五年 直接	二○○五年 間接	二○○四年 直接	二○○四年 間接	主要業務
廣州捷雅城房地產開發有限公司	中國，有限公司	註冊股本 92,000,000港元	—	**92**	—	92	物業發展
廣州市祺東城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,083,200元	—	**95**	—	95	物業發展
廣州市美華城市房產有限公司	中國，有限公司	註冊股本 人民幣 12,853,900元	—	**95**	—	95	物業發展
廣州市萬升城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	**95**	—	95	物業發展
[1] 廣州市南新公路發展有限公司	中國，有限公司	註冊股本 人民幣 141,463,000元	—	**27.44**	—	27.46	發展及管理連接廣州及深圳之廣深公路
廣州造紙股份有限公司	中國，有限公司	註冊股本 人民幣 924,680,000元	—	**51**	—	51	製造及銷售新聞紙
廣州市峻威城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,448,600元	—	**95**	—	95	物業發展
[1] 廣州市橋威公路發展有限公司	中國，有限公司	註冊股本 人民幣 12,326,000元	—	**34.30**	—	34.33	投資控股
廣州市灣華城市房產有限公司	中國，有限公司	註冊股本 人民幣 23,074,600元	—	**95**	—	95	物業發展
廣州市誠安城市房產有限公司	中國，有限公司	註冊股本 人民幣 14,083,200元	—	**95**	—	95	物業發展
[1] 廣州穗橋發展有限公司	中國，有限公司	註冊股本 人民幣 1,000,000元	—	**34.30**	—	34.33	投資控股

主要附屬公司（續）

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二〇〇五年 直接	二〇〇五年 間接	二〇〇四年 直接	二〇〇四年 間接	主要業務
廣州市東盛城市房產有限公司	中國，有限公司	註冊股本 人民幣 12,734,400元	—	**95**	—	95	物業發展
廣州市忠勝城市房產有限公司	中國，有限公司	註冊股本 人民幣 16,231,400元	—	**95**	—	95	物業發展
廣州城建開發宏城車場物業管理有限公司	中國，有限公司	註冊股本 人民幣 2,730,600元	—	**81.26**	—	81.26	停車場管理
廣州宏城發展有限公司	中國，有限公司	註冊股本 人民幣 539,578,600元	—	**100**	—	100	物業發展
廣州市廣秀城市房產有限公司	中國，有限公司	註冊股本 人民幣 18,287,700元	—	**95**	—	95	物業發展
廣州市安威城市房產有限公司	中國，有限公司	註冊股本 人民幣 16,386,800元	—	**95**	—	95	物業發展
Guangzhou Investment (China Property) Company Limited	英屬處女群島	5,000股普通股 每股1港元	—	**100**	—	100	投資控股
越秀投資財務有限公司	香港	2股普通股 每股1港元	**100**	—	100	—	財務服務
Guangzhou Investment (HK Property) Company Limited	英屬處女群島	1股普通股 每股1港元	—	**100**	—	100	投資控股
Guangzhou Investment (Macau Property) Company Limited	英屬處女群島	1股普通股 每股1港元	—	**100**	—	100	投資控股
Guangzhou Investment Property Holdings Limited	英屬處女群島	1股普通股 每股1美元	**100**	—	100	—	投資控股

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二〇〇五年 直接	二〇〇五年 間接	二〇〇四年 直接	二〇〇四年 間接	主要業務
廣州城建開發宏城連鎖超級市場有限公司	中國，有限公司	註冊股本人民幣33,178,900元	—	**98.13**	—	98.13	經營超級市場
廣州城建開發景城房地產有限公司	中國，有限公司	註冊股本人民幣13,712,500元	—	**95**	—	95	物業發展
廣州城建開發物業有限公司	中國，有限公司	註冊股本人民幣12,994,800元	—	**95**	—	95	物業發展及投資
廣州城建開發工程咨詢監理有限公司	中國，有限公司	註冊股本人民幣8,921,500元	—	**65**	—	65	項目管理
廣州城建開發偉城實業有限公司	中國，有限公司	註冊股本人民幣955,300元	—	**80**	—	80	物業投資
廣州城建開發興業房地產中介有限公司	中國，有限公司	註冊股本人民幣37,520,000元	—	**52**	—	52	地產代理
城市建設開發集團(中國)有限公司	英屬處女群島	1股普通股每股1美元	**100**	—	100	—	投資控股
廣州市廣運城市房產有限公司	中國，有限公司	註冊股本人民幣28,684,800元	—	**95**	—	95	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二〇〇五年 直接	二〇〇五年 間接	二〇〇四年 直接	二〇〇四年 間接	主要業務
廣州市致勝城市房產有限公司	中國，有限公司	註冊股本 人民幣 28,684,800元	—	**95**	—	95	物業發展
廣州市中基城市房產有限公司	中國，有限公司	註冊股本 人民幣 37,236,300元	—	**95**	—	95	物業發展
廣州市祥港房地產開發有限公司	中國，有限公司	註冊股本 259,670,000港元	—	**100**	—	100	物業發展
廣州市祥發房地產有限公司	中國，有限公司	註冊股本 人民幣 111,450,000元	—	**75**	—	75	物業發展
廣州祥荷房地產開發有限公司	中國，有限公司	註冊股本 5,000,000美元	—	**100**	—	100	物業發展
廣州市城市建設開發有限公司	中國，有限公司	註冊股本 人民幣 1,631,012,700元	—	**95**	—	95	物業發展
廣州城建開發投資顧問有限公司	中國，有限公司	註冊股本 人民幣 2,145,800元	—	**98.13**	—	98.13	物業發展顧問服務
廣州城建開發裝飾有限公司	中國，有限公司	註冊股本 人民幣 35,882,800元	—	**98.62**	—	98.62	裝飾及設計
廣州城建開發南沙房地產有限公司	中國，有限公司	註冊股本 人民幣 25,000,000元	—	**95**	—	95	物業發展

主要附屬公司(續)

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二〇〇五年 直接	二〇〇五年 間接	二〇〇四年 直接	二〇〇四年 間接	主要業務
越龍控股有限公司	英屬處女群島	1股普通股 每股1美元	**100**	**—**	—	—	投資控股
Elsburg Limited	香港	10,000股普通股 每股1港元	—	**100**	—	100	物業投資
永佳國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
創名國際有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
First-Win Group Limited	英屬處女群島	1股普通股 每股1美元	—	**100**	—	100	投資控股
拓富有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	物業投資
港方發展有限公司	香港	500,000股普通股 每股1港元	—	**100**	—	100	物業投資
焯耀投資有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	投資控股
Goldtech Worldwide Limited	英屬處女群島	1股普通股 每股1美元	—	**100**	—	100	投資控股
佳統發展有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
健栢發展有限公司	香港	1股普通股 每股1港元	—	**100**	—	100	物業投資
廣州市高展城市房產有限公司	中國，有限公司	註冊股本 人民幣 88,315,800元	—	**95**	—	95	物業發展

主要附屬公司

於二○○五年十二月三十一日，本公司於下列主要附屬公司中持有股份／權益：

附屬公司名稱	註冊成立／成立及經營地點及法定地位	已發行及繳足股本／註冊股本	本公司持有權益應佔之百分比 二○○五年 直接	二○○五年 間接	二○○四年 直接	二○○四年 間接	主要業務
凱棠投資有限公司	香港	1股普通股 每股1港元	—	**100**	—	100	物業投資
碧秀實業(深圳)有限公司	中國，有限公司	註冊股本 7,000,000港元	—	**100**	—	100	物業發展
貴康發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業投資
經合有限公司	香港	1股普通股 每股1港元	—	**100**	—	100	物業投資
耀宏投資有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
祥港發展有限公司	香港	10,000股普通股 每股1港元	—	**100**	—	100	投資控股
俊英發展有限公司	香港	2股普通股 每股1港元	—	**100**	—	100	物業發展
越秀置業(澳門)有限公司	澳門	1股澳門幣 198,000元 1股澳門幣2,000元	—	**100**	—	100	物業發展
恒秀物業管理有限公司	澳門	1股澳門幣 99,000元 1股澳門幣1,000元	—	**100**	—	100	物業管理
寶途投資有限公司	香港	1股普通股 每股1港元	—	**100**	—	100	物業投資
大連堅柏房地產開發有限公司	中國，有限公司	註冊股本 7,500,000美元	—	**100**	—	100	物業發展

41 有關連人士交易（續）

e) 與國家控制企業的交易

根據香港會計準則第24號，與受中國政府控制的國家控制企業進行業務交易屬於有關連人士交易範圍。本集團最終控股公司越秀企業為一間國家控制企業。本集團與其他國家控制企業的主要業務交易大多與建築及銷售白報紙有關。與其他國家控制企業的關連人士交易乃在一般商業務條款訂立。鑒於國家控制企業的擁有權架構複雜，中國政府可能於很多公司間接持有權益。該等權益（就其本身或與其他間接權益合併後）或屬本集團並不知悉的控股權益。然而，本集團相信下列交易構成重大關連人士交易。

(i) 本集團從事物業銷售且擁有超市業務，所以在進行業務交易時可能會涉及與國家控制企業僱員及其主要管理人員及其親屬之間的普遍交易。該等交易是按照一般商業條款進行且以現金進行交收。由於該等交易量很大且發生普遍，管理層無法確保準確完整地披露該等交易的總金額。因此，於附註5披露的貨品銷售並不包括於與關連人士的零售交易。然而管理層相信所有重大數額的關連人士交易及餘額都已經被充分披露。

(ii) 於二〇〇五年十二月三十一日，本集團超過44%（二〇〇四年：超過91%）的銀行存款存放於國家控制銀行；約43%應收貿易款項（二〇〇四年：約33%）與國家控制企業有關；所有應付地價（二〇〇四年：所有）與國家控制企業有關；約33%貿易應付款項（二〇〇四年：無）與國家控制企業有關。截至二〇〇五年十二月三十一日止年度，本集團超過54%（二〇〇四年：超過57%）的報紙業務與國家控制企業有關；超過88%（二〇〇四年：超過90%）的建築業務與國家控制企業有關；超過17%（二〇〇四年：超過71%）的銀行存款利息收入來自國家控制銀行。超過29%(二〇〇四年：超過55%)的理財成本與國家控制企業有關。

(iii) 於二〇〇五年十二月二十九日，本集團訂立協議轉讓其於GNSR的6%股權予公路開發公司，現金代價為63,558,000港元。

(iv) 截至二〇〇四年十二月三十一日止年度，已付及應付公路開發公司之收費公路管理費為62,235,000港元。

42 結算日後事項

根據本公司、越秀房託資產管理有限公司（本集團附屬公司）、聯席全球協調人及越秀房託基金發售包銷商訂立的國際包銷協議，本集團於二〇〇六年一月按每個單位3.075港元向投資者出售87,450,000個越秀房託基金單位。銷售所得款項約達268,908,750港元。緊隨該項交易後，本集團於越秀房託基金的權益降至約30%。有關分拆交易的詳情於賬目附註35披露。

43 最終控股公司

董事認為本公司之最終控股公司為在香港註冊成立之公司越秀企業（集團）有限公司。

41 有關連人士交易(續)

c) 與有關連人士(國家控制企業除外)有關的結餘

	二〇〇五年 千港元	二〇〇四年 千港元
應付最終控股公司款項 *(附註i)*	**(148,626)**	—
應付聯營公司款項 *(附註i)*	**(119,938)**	(112,150)
應收聯營公司貸款 *(附註iii)*	**747,322**	787,421
應收聯營公司款項 *(附註i)*	**60,150**	66,857
應收共同控制實體 *(附註i)*	**147,105**	155,664
應付共同控制實體 *(附註i)*	**(83,559)**	(123,442)
應付附屬公司少數股東款項 *(附註i)*	**(112,868)**	(186,831)
應付附屬公司少數股東貸款 *(附註iv)*	**(421,864)**	(463,887)
應付有關連公司貸款 *(附註ii)*	**(87,532)**	(127,917)
應收有關連公司款項 *(附註i)*	**1,510**	3,234
應付有關連公司款項 *(附註i)*	**(45,333)**	—

附註:

(i) 所有結餘均為無抵押、免息及應要求償還。

(ii) 貸款結餘87,532,000港元(二〇〇四年:84,535,000港元)乃按香港銀行同業拆息加年利率1%計息。

(iii) 貸款結餘為無抵押、無固定還款期及按現行美元優惠利率介乎5.250%至7.250%(二〇〇四年:4.000%至5.250%)(年息)計息,而中國財務機構之借貸率則為6.120%(二〇〇四年:6.120%)(年息)。

(iv) 除120,561,000港元(二〇〇四年十二月三十一日:120,561,000港元)以現行中國財務機構信貸利率介乎4.00至6.12%(二〇〇四年:5.76至6.12%)(年息)計息外,而應付附屬公司少數股東貸款為免息及應要求償還。

d) 主要管理層酬金

已付或應付予本集團主要管理層之酬金總額如下:

	二〇〇五年 千港元	二〇〇四年 千港元
袍金	—	—
其他酬金:		
基本薪金、房屋津貼、其他津貼及福利	**21,817**	17,579
以股份為基準的支付	**853**	2,041
退休金	**447**	108
	23,117	19,728

41 有關連人士交易

a) 關連人士

關連人士為有能力直接或間接控制他方或在他方作出財務及營運決定時可對他方行使重大影響力。倘若可對他方行使一般控制或一般重大影響力亦視作關聯方。下表為於二〇〇五年十二月三十一日，重大有關連人士名稱及其與本公司關係性質的概要：

重大關連人士	與本公司的關係
越秀企業(集團)有限公司(「越秀企業」)	本公司最終控股公司
越秀發展有限公司(「YXIDL」)	越秀企業的附屬公司
Yue Xiu Hotel and Housing Limited	越秀企業的附屬公司
Yue Xiu Corporate Consultancy and Services Company Limited	越秀企業的附屬公司
廣州市公路開發公司(「公路開發公司」)	一附屬公司的少數股東
廣州造紙集團有限公司(「廣州造紙集團公司」)	一附屬公司的少數股東
Super Win Trading Limited(「SWTL」)	一附屬公司的少數股東
Smart Image Investment Limited(「SIIL」)	一附屬公司的少數股東
Festoon Enterprises Limited(「Festoon」)	一附屬公司的少數股東
廣州市城市建設開發集團(中國)有限公司(「GCDHL」)	一附屬公司的少數股東
Guangdong Xinshidai Real Estate Limited	一附屬公司的共同控制實體
廣州市北二環高速公路有限公司(「GNSR」)	一附屬公司的共同控制實體
廣州西二環高速公路有限公司	一附屬公司的共同控制實體
海南華城房產開發有限公司	一附屬公司的共同控制實體
舟山鑫源房地產開發有限公司	一附屬公司的共同控制實體
廣東虎門大橋有限公司	一附屬公司的聯營公司
廣東清連公路發展有限公司	一附屬公司的聯營公司
廣東汕頭海灣大橋有限公司	一附屬公司的聯營公司
廣州北環高速公路有限公司	一附屬公司的聯營公司
Guangzhou Xin Yue Real Estate Development Co., Limited	一附屬公司的聯營公司
越秀房地產投資信託基金(「越秀房託基金」)	一附屬公司的聯營公司
其他國家控制企業(見下文(e))	本公司有關連人士

b) 與有關連人士(國家控制企業除外)的交易

	二〇〇五年 千港元	二〇〇四年 千港元
(i)與越秀企業的交易		
租金開支及物業管理費	**2,183**	1,025
支付貸款利息予越秀企業	**8,506**	3,456
(ii)與廣州造紙集團公司的交易		
支付租金開支及公用設施開支予廣州造紙集團公司 *(附註)*	**299,243**	260,384
(iii)與YXIDL的交易		
支付貸款利息予YXIDL	**2,997**	1,031
(iv)與越秀房託基金的交易		
收取越秀房託基金資產管理費	**573**	—

附註：

於二〇〇二年十月十七日，本集團與廣州造紙集團公司訂立租賃合約及公用設施供應合約，據此，廣州造紙集團有限公司同意出租若干轉讓資產予本集團，為期二十年，月租人民幣1,446,000元(相當於約1,364,000港元)，及按若干預定價格供應電、水、熱予本集團，為期二十年。本公司股東於二〇〇二年十一月二十五日舉行之股東特別大會上批准該等交易。

所有有關連人士交易均按規管該等交易的有關協議條款進行。

39 或然負債（續）

(c) 於二○○五年及二○○四年十二月三十一日，本集團就一間聯營公司之一名合營夥伴（「合營夥伴」）償還銀行貸款人民幣500,000,000元及有關利息（統稱「有關貸款」），向銀行抵押其從該聯營公司之24.3%實際權益所產生之收入。

該名合營夥伴已就因該抵押產生之一切負債向本集團提供反彌償保證。此外，越秀企業已向本集團發出彌償保證，據此，倘若該名合營夥伴向本集團提供之反彌償保證不足以彌補有關貸款，則越秀企業將向銀行清償／支付該名合營夥伴提供之反彌償保證與有關貸款之間之任何差額。

附註：

本集團為若干物業單位之買家安排銀行融資，並提供擔保以保證該等買家償還款項。該等擔保於發出《房地產權證》及《房地產他項權證》時終止。

40 資產抵押

於二○○五年十二月三十一日，本集團及本公司所獲授之若干銀行融資及貸款乃以下列各項作為抵押：

(a) 本集團若干發展中物業、持有作出售之物業、投資物業及其他物業，賬面總值分別為632,000,000港元（二○○四年：514,000,000港元）、零（二○○四年：291,000,000港元）、829,000,000港元（二○○四年：3,230,000,000港元）及128,000,000港元（二○○四年：零）；

(b) 本集團總賬面值為1,570,000,000港元（二○○四年：1,241,000,000港元）之若干租賃及土地使用權；

(c) 若干物業子集團總賬面淨值（不包括公司間之貸款）7,745,000,000港元（二○○四年：4,086,000,000港元）若干資產之浮動押記；

(d) 於若干物業子集團之本集團股權之抵押；及

(e) 轉讓獲授之股東貸款總額4,074,000,000港元（二○○四年：3,648,000,000港元）。

37 應收未來最低租金

於二〇〇五年十二月三十一日，本集團及本公司根據不可註銷租約應收未來最低租金如下：

	本集團		本公司	
	二〇〇五年	二〇〇四年	二〇〇五年	二〇〇四年
	千港元	千港元	千港元	千港元
第一年內	**205,464**	296,187	**76**	70
第二至第五年內	**357,835**	495,792	**—**	—
五年後	**44,069**	12,803	**—**	—
	607,368	804,782	**76**	70

38 其他承擔

	本集團	
	二〇〇五年	二〇〇四年
	千港元	千港元
有關物業、廠房及設備之資本承擔：		
已簽約但未撥備	**265,869**	14,359
已批准但未簽約	**—**	—
	265,869	14,359

於二〇〇五年十二月三十一日，本集團就注資於共同控制實體之股本之財務承擔約為198,558,000港元(二〇〇四年：247,990,000港元)。

於二〇〇五年十二月三十一日，本公司並無其他承擔(二〇〇四年：無)。

39 或然負債

	本集團		本公司	
	二〇〇五年	二〇〇四年	二〇〇五年	二〇〇四年
	千港元	千港元	千港元	千港元
(a) 授予本集團物業若干買家之按揭融資擔保 *(附註)*	**264,272**	250,520	**—**	—
(b) 為附屬公司之銀行及貸款融資作出擔保	**—**	—	**217,915**	390,215
	264,272	250,520	**217,915**	390,215

35 業務合併（續）

已收購資產淨值及商譽詳情如下：

	千港元
收購代價：	
一出售資產淨值的賬面值	1,141,455
收購資產淨值的公平值*(i)*	(1,245,434)
收購資產淨值的公平值超出收購成本之差額（附註6）*(ii)*	(103,979)

越秀投資有限公司於二○○五年應佔越秀房託基金的溢利為16,247,000港元。

附註：

(i) 收購資產淨值的公平值即越秀房託基金於二○○五年十二月二十一日的資產淨值。

(ii) 金額已於綜合損益表中確認。

根據上市規則第15項應用指引，本集團以實物方式向股東派發股息，於緊隨上述交易後分派16,269,505個越秀房託基金。有關分派的詳情已於賬目附註13披露。

36 經營租賃承擔

集團根據有關土地及樓宇之不可撤銷之經營租賃而於未來支付之最低租賃付款總額（主要來自附註41(b)所述之有關連人士交易產生）如下：

	二○○五年	二○○四年
	千港元	千港元
第一年內	**28,370**	26,380
第二至第五年內	**91,120**	97,388
五年後	**207,841**	215,354
	327,331	339,122

本公司於二○○五年十二月三十一日並無任何經營租賃承擔（二○○四年：無）。

34 綜合現金流量表附註(續)

(b) 收購附屬公司之額外權益

	二〇〇五年 千港元
購買代價:	
一現金	86,109
收購資產淨值的公平值(i)	(180,345)
收購資產淨值的公平值超出收購成本的差額 *(附註6)*	(94,236)
收購附屬公司額外權益所產生之現金流出淨額	(86,109)

附註:

(i) 收購資產淨值的公平值為附屬公司於二〇〇五年六月三十日的資產淨值。

35 業務合併

本集團成立越秀房託基金藉以出售商業房地產業務並於香港聯合交易所有限公司上市,當中涉及兩項重大交易,即出售持有地產業務的附屬公司(特別目的公司)以及收購越秀房託基金41.7%權益。

於二〇〇五年十二月二十一日,本集團完成出售特別目的公司,並獲得銷售所得款項淨額約4,035,000,000港元,其中2,869,000,000港元以現金支付,24,000,000港元則以應收越秀房託基金賬款支付,1,142,000,000港元則以擁有越秀房託基金41.7%單位的權益支付。其後,越秀房託基金成為本集團之聯營公司。已出售資產淨值及出售收益的詳情如下:

	二〇〇五年 千港元
出售的資產淨值	
投資物業	3,158,891
其他應收款項、預付款項及按金	10,673
銀行結餘及現金	101,324
其他應付款項及應計費用	(90,383)
遞延稅項	(1,174,673)
出售資產總額	2,005,832
已收代價:	
現金	2,982,094
於聯營公司的投資	1,141,455
應收聯營公司款項	23,941
	4,147,490
出售之直接成本	(112,665)
已收代價總數	4,034,825
出售附屬公司之收益	2,028,993
出售附屬公司所產生之現金流入淨額	2,768,105

34 綜合現金流量表附註

(a) 經營盈利與經營產生之現金流入淨額對賬表：

	二〇〇五年 千港元	二〇〇四年 千港元
經營盈利	**3,163,517**	614,011
折舊及攤銷	**338,269**	337,205
出售／被視作出售附屬公司若干權益之虧損	**1,441**	481
出售固定資產之虧損	**11,452**	6,436
出售可供出售財務資產之虧損	**11,600**	—
股息收入	**—**	(14,904)
出售附屬公司之收盈	**(2,028,993)**	—
投資物業之重估盈餘	**(798,919)**	(76,750)
收購資產淨值之公平值超出收購成本之差額	**(198,214)**	—
發展中物業減值撥備（撥備回撥）	**66,208**	(44,546)
可供出售財務資產減值撥備	**46,949**	—
物業、廠房及設備減值撥備	**69,539**	—
僱員補償開支	**22,524**	22,619
未計營運資金變動前經營盈利	**705,373**	844,552
發展中物業、持有作出售之物業以及租賃土地及土地使用權之減少淨額	**142,953**	802,234
存貨（增加）／減少	**(123,817)**	24,839
應收賬款、其他應收款項、預付款項及按金（包括應收有關連公司款項）之減少／（增加）	**272,460**	(63,133)
應付賬款及應計費用增加／（減少）	**740,031**	(206,700)
衍生財務工具減少	**(29,021)**	—
應付最終控股公司款項減少	**(150,264)**	—
應付有關連公司款項增加	**45,333**	—
應付少收股東款項（減少）／增加	**(73,963)**	7,696
經營產生之現金流入淨額	**1,529,085**	1,409,488

33 遞延稅項(續)

年內,遞延稅項負債(對銷同一司法權區內之結餘前)之變動如下:

	本集團				
	物業重估	加速折舊	重估投資	其他	總額
	千港元	千港元	千港元	千港元	千港元
於二○○四年一月一日	3,232,222	8,491	—	20,456	3,261,169
於損益表計入	(108,926)	(218)	—	(4,420)	(113,564)
於保留盈利計入	(5,543)	—	—	—	(5,543)
於二○○四年十二月三十一日	3,117,753	8,273	—	16,036	3,142,062
於二○○五年一月一日	3,117,753	8,273	84,137	16,036	3,226,199
於損益表扣除/(計入)	259,818	(2,288)	—	—	257,530
於儲備計入	—	—	(8,564)	—	(8,564)
出售附屬公司	(1,174,673)	—	—	—	(1,174,673)
於二○○五年十二月三十一日	2,202,898	5,985	75,573	16,036	2,300,492

遞延所得稅資產乃因應相關稅務利益可透過未來應課稅盈利變現而就所結轉之稅損及物業價值重估作確認。於二○○五年十二月三十一日,本集團就香港利得稅有並無屆滿日期的未確認稅損911,000,000港元(二○○四年:967,000,000港元),而因重估物業而產生之未確認稅務虧絀為251,000,000港元(二○○四年:251,000,000港元)。

於合法可強制執行權利將流動稅項資產與流動稅項負債對銷及於遞延所得稅與相同財政機構有關時,抵銷遞延稅項資產及負債。以下金額經適當抵銷後於綜合資產負債表列賬。

	二○○五年	二○○四年
	千港元	千港元
遞延稅項資產		
—香港利得稅	**8,844**	10,054
—中國企業所得稅	**59,136**	46,145
	67,980	56,199
遞延稅項負債		
—香港利得稅	**17,121**	15,648
—中國企業所得稅	**1,273,147**	1,466,916
—中國土地增值稅	**935,158**	1,647,968
	2,225,426	3,130,532

33 遞延稅項

遞延稅項乃按負債法就短暫時差按適用所得稅率作全數撥備。

遞延稅項負債／(資產)賬之變動如下：

	二〇〇五年 千港元	二〇〇四年 千港元
於一月一日	**3,074,333**	3,181,065
重估投資之年初調整	**84,137**	—
於一月一日(經重列)	**3,158,470**	3,181,065
於損益表扣除／計入之遞延稅項 *(附註10)*	**182,213**	(101,189)
出售附屬公司 *(附註35)*	**(1,174,673)**	—
於權益計入稅項	**(8,564)**	(5,543)
於十二月三十一日	**2,157,446**	3,074,333

年內，遞延稅項資產(對銷同一稅務司法權區內之結餘前)變動如下：

	本集團				
	向稅務機構呈報支出之不同基準 千港元	**物業重估** 千港元	**稅務虧損** 千港元	**其他** 千港元	**總額** 千港元
於二〇〇四年一月一日	45,842	15,155	3,887	15,220	80,104
於損益表(扣除)／計入	(18,596)	—	5,536	685	(12,375)
於二〇〇四年十二月三十一日	27,246	15,155	9,423	15,905	67,729
於二〇〇五年一月一日	27,246	15,155	9,423	15,905	67,729
於損益表計入／(扣除)	79,654	8,962	2,606	(15,905)	75,317
於二〇〇五年十二月三十一日	106,900	24,117	12,029	—	143,046

32 借貸(續)

借貸之還款期如下：

本集團

	銀行借貸及透支		其他貸款	
	二○○五年 千港元	二○○四年 千港元	二○○五年 千港元	二○○四年 千港元
一年內	**1,526,867**	2,046,825	**34**	25
第二年	**812,478**	1,324,388	**34**	25
第三至第五年	**2,631,310**	1,823,277	**87,556**	267,487
無固定還款期	**—**	—	**421,864**	623,235
	4,970,655	5,194,490	**509,488**	890,772

本公司

	銀行借貸及透支		其他貸款	
	二○○五年 千港元	二○○四年 千港元	二○○五年 千港元	二○○四年 千港元
一年內	**291,539**	633,935	**34**	25
第二年	**142,855**	367,258	**34**	25
第三至第五年	**1,358,651**	1,440,040	**87,556**	501,676
無固定還款期	**—**	—	**—**	7,647
	1,793,045	2,441,233	**87,624**	509,373

於結算日之實際利率如下：

	二○○五年			二○○四年		
	港元	人民幣	美元	港元	人民幣	美元
銀行透支	**8%**	**—**	**—**	6%	—	—
銀行借貸	**3.63%**	**5.21%**	**4.52%**	1.62%	4.99%	3.19%
其他貸款	**3.82%**	**—**	**—**	1.33%	—	—

以下列幣值換算之借貸賬面值：

	本集團		本公司	
	二○○五年 千港元	二○○四年 千港元	二○○五年 千港元	二○○四年 千港元
港元	**1,943,904**	2,962,531	**1,880,669**	2,833,606
人民幣	**3,499,034**	3,005,731	**—**	—
美元	**37,205**	117,000	**—**	117,000
	5,480,143	6,085,262	**1,880,669**	2,950,606

32 借貸

	本集團		本公司	
	二〇〇五年 千港元	二〇〇四年 千港元	二〇〇五年 千港元	二〇〇四年 千港元
非即期				
長期銀行借貸				
一有抵押	**2,866,479**	2,726,859	**1,501,506**	1,807,298
一無抵押	**577,309**	420,806	**—**	—
融資租賃承擔	**58**	53	**58**	53
最終控股公司之貸款	**—**	298,890	**—**	423,087
有關連公司之貸款	**87,532**	127,917	**87,532**	86,208
附屬公司少數股東之貸款	**421,864**	463,887	**—**	—
	3,953,242	4,038,412	**1,589,096**	2,316,646
即期				
銀行透支	**27,285**	24,763	**—**	—
短期銀行借貸				
一有抵押	**48,077**	453,644	**160,000**	120,000
一無抵押	**703,070**	608,919	**—**	—
長期借貸即期部份				
一有抵押	**457,089**	645,277	**131,539**	396,935
一無抵押	**291,346**	314,222	**—**	117,000
融資租賃承擔	**34**	25	**34**	25
	1,526,901	2,046,850	**291,573**	633,960
借貸總額	**5,480,143**	6,085,262	**1,880,669**	2,950,606

31 儲備（續）

法定儲備指在中國經營之附屬公司、聯營公司及共同控制實體所成立之企業發展及一般儲備基金。據中國法規所規定，本公司於中國成立及經營之附屬公司及聯營公司，須按其各自之董事會所釐定之比率，對企業擴充及一般儲備金撥出其一部份之除稅後盈利（經抵銷過往年度虧損後）。根據中華人民共和國中外合資經營企業法，經批准後，一般儲備基金可用作補償虧損及增加資本，而企業發展基金可用作增加資本。

(b) 本公司

	股份溢價	資本贖回儲備	僱員以股份為基礎之補償儲備	保留盈利	總計
	千港元	千港元	千港元	千港元	千港元
於二〇〇四年一月一日（如前所述）	5,707,378	1,815	—	325,893	6,035,086
確認以股份為基礎之購股權開支	—	—	4,016	(3,487)	529
於二〇〇四年一月一日（經重列）	5,707,378	1,815	4,016	322,406	6,035,615
發行普通股之所得款項淨額	33,355	—	—	—	33,355
僱員購股權計劃開支	—	—	22,619	—	22,619
本年度盈利	—	—	—	87,568	87,568
已付股息	—	—	—	(120,792)	(120,792)
於二〇〇四年十二月三十一日	5,740,733	1,815	26,635	289,182	6,058,365
相當於：					
二〇〇四年擬派末期股息				57,266	
其他				231,916	
於二〇〇四年十二月三十一日之保留盈利				289,182	
於二〇〇五年一月一日（如前所述）	5,740,733	1,815	—	305,457	6,048,005
確認以份為基礎之購股權開支	—	—	26,635	(16,275)	10,360
於二〇〇五年一月一日（經重列）	5,707,378	1,815	26,635	289,182	6,058,365
發行普通股之所得款項淨額	72,540	—	—	—	72,540
僱員購股權計劃開支	—	—	22,524	—	22,524
本年度盈利	—	—	—	2,989,374	2,989,374
已付股息	—	—	—	(165,967)	(165,967)
於二〇〇五年十二月三十一日	5,813,273	1,815	49,159	3,112,589	8,976,836
相當於：					
二〇〇五年擬派末期及特別股息				467,041	
其他				2,645,548	
於二〇〇五年十二月三十一日之保留盈利				3,112,589	

31 儲備（續）

	股份溢價 千港元	資本 贖回儲備 千港元	法定儲備 千港元	匯兌 波動儲備 千港元	資本儲備 千港元	可供出售 之財務資 產公平值 儲備 千港元	僱員以 股份為 基礎之 補償儲備 千港元	保留盈利 千港元	總額 千港元
於二ＯＯ五年一月一日之結餘（如前所述為權益）	5,740,733	1,815	79,397	(78,299)	—	—	—	855,495	6,599,141
租賃土地及土地使用權攤銷	—	—	—	—	—	—	—	(444,147)	(444,147)
就投資物業重估所產生遞延稅項作出之調整	—	—	—	—	—	—	—	202,805	202,805
就來自附帶業務租金收入作出之調整								27,747	27,747
確認購股權開支	—	—	—	—	—	—	26,635	(26,635)	—
於二ＯＯ五年一月一日之結餘（經重列）	5,740,733	1,815	79,397	(78,299)	—	—	26,635	615,265	6,385,546
採納香港會計準則第39號作出之期初調整	—	—	—	—	5,356	—	—	163,068	168,424
採納香港財務報告準則第3號作出之期初調整	—	—	—	—	—	—	—	521,099	521,099
作出期初調整後於二ＯＯ五年一月一日之結餘（經重列）	5,740,733	1,815	79,397	(78,299)	5,356	—	26,635	1,299,432	7,075,069
匯兌差額（本集團）	—	—	—	228,439	—	—	—	—	228,439
轉撥至可供出售財務資產公平值儲備	—	—	—	—	—	163,068	—	(163,068)	—
財務資產公平值轉變									
－總額	—	—	—	—	—	(37,457)	—	—	(37,457)
－稅項	—	—	—	—	—	8,564	—	—	8,564
被視作出售一間附屬公司若干權益時撥回儲備	—	—	(12)	46	—	—	—	—	34
股東應佔盈利	—	—	—	—	—	—	—	2,527,765	2,527,765
來自附屬公司少數股東貸款公平值之調整	—	—	—	—	5,356	—	—	—	5,356
分配儲備	—	—	31,594	—	—	—	—	(31,594)	—
僱員購股權計劃開支	—	—	—	—	—	—	22,524	—	22,524
發行股份減發行開支	72,540	—	—	—	—	—	—	—	72,540
已付股息	—	—	—	—	—	—	—	(165,967)	(165,967)
於二ＯＯ五年十二月三十一日	5,813,273	1,815	110,979	150,186	10,712	134,175	49,159	3,466,568	9,736,867
相當於：									
二ＯＯ五年擬派末期及特別股息								467,041	
其他								2,999,527	
								3,466,568	

31 儲備

(a) 本集團

	股份溢價 千港元	資本 贖回儲備 千港元	法定儲備 千港元	匯兌 波動儲備 千港元	僱員以 股份為基礎 之補償儲備 千港元	保留盈利 千港元	總額 千港元
於二〇〇四年一月一日 之結餘（如前所述）	5,707,378	1,815	62,606	(76,709)	—	649,398	6,344,488
租賃土地及土地使用權攤銷	—	—	—	—	—	(406,472)	(406,702)
就投資物業重估所產生 遞延稅項作出之調整	—	—	—	—	—	203,063	203,063
就來自附帶業務租金收入 作出之調整	—	—	—	—	—	25,282	25,282
確認以股份為基礎之購股權開支	—	—	—	—	4,016	(4,016)	—
於二〇〇四年一月一日 之結餘（經重列）	5,707,378	1,815	62,606	(76,709)	4,016	467,255	6,166,361
匯兌差額（本集團）	—	—	—	(1,588)	—	—	(1,588)
商譽減值撥備	—	—	—	—	—	43,533	43,533
出售持有作出售物業時撥回儲備	—	—	—	—	—	(30,675)	(30,675)
被視作出售一間附屬公司 若干權益時撥回儲備	—	—	(1)	(2)	—	—	(3)
股東應佔盈利	—	—	—	—	—	272,736	272,736
轉撥	—	—	16,792	—	—	(16,792)	—
僱員購股權計劃開支	—	—	—	—	22,619	—	22,619
發行股份減發行開支	33,355	—	—	—	—	—	33,355
已付股息	—	—	—	—	—	(120,792)	(120,792)
於二〇〇四年十二月三十一日 之結餘	5,740,733	1,815	79,397	(78,299)	26,635	615,265	6,385,546
相當於：							
二〇〇四年擬派末期股息						57,266	
其他						557,999	
						615,265	

30 購股權(續)

於二ＯＯ五年十二月三十一日及二ＯＯ四年十二月三十一日，購股權之詳情如下：

授出日期	行使期	行使價 港元	購股權數目 二ＯＯ五年 千股	購股權數目 二ＯＯ四年 千股
舊購股權計劃				
一九九九年十二月十四日	二ＯＯＯ年十二月十四日至 二ＯＯ五年十二月十三日	0.5008	—	9,626
新購股權計劃				
二ＯＯ三年五月二日	二ＯＯ三年五月二日至 二Ｏ一三年五月一日	0.4100	**33,510**	109,108
二ＯＯ三年六月二日	二ＯＯ三年六月二日至 二Ｏ一三年六月一日	0.5400	**58,182**	60,150
二ＯＯ三年十月二十七日	二ＯＯ三年十月二十七日至 二Ｏ一三年十月二十六日	0.8140	**11,224**	12,404
二ＯＯ三年十二月二十三日	二ＯＯ三年十二月二十三日至 二Ｏ一三年十二月二十二日	0.8460	**99,266**	100,234
二ＯＯ四年六月二十三日	二ＯＯ四年六月二十三日至 二Ｏ一四年六月二十二日	0.6300	**222,832**	312,414
			425,014	604,008

於二ＯＯ二年六月二十六日，本公司採納新購股權計劃，據此，本公司可向僱員(包括本公司執行董事)授出購股權以認購本公司的股份，惟上限為於二ＯＯ二年六月二十六日已發行之股份數目之10%。行使價將由本公司之董事會釐定，最少將為(i)本公司股份於購股權授出日期之收市價，(ii)本公司股份於緊接購股權授出日期前五個營業日之平均收市價，及(iii)本公司股份之面值(以較高者為準)。

於二ＯＯ五年十二月三十一日，425,014,000份(二ＯＯ四年：604,008,000份)購股權中200,797,000份(二ＯＯ四年：230,790,200份)為於年終時可行使。

本集團利用香港財務報告準則第2號之過渡性條文，將該原則應用於二ＯＯ二年十一月七日後授出而於二ＯＯ五年一月一日尚未歸屬之購股權。二ＯＯ五年一月一日前已歸屬之購股權數目為230,790,200份，其並無計入已授出購股權之公平值內。

所授出購股權之公平值由獨立估值師漢華評值有限公司採用柏力克—舒爾斯定價模式釐定。該模型的主要參數包括於授出日期之股價、行使價、預期股價回報之標準偏差、購股權之預期有效期、預期派息率及全年無風險利率。按預期股價回報之標準偏差計算之波動率乃依據購股權授出日期前一年之每日股價統計分析得出。

30 購股權

購股權變動如下：

	購股權數目 千股
於二○○四年一月一日	393,526
年內授出	320,310
年內行使	(102,880)
年內失效	(6,948)
於二○○四年十二月三十一日	604,008
於二○○五年一月一日	604,008
年內行使	(167,338)
年內失效	(11,656)
於二○○五年十二月三十一日	425,014

28 應付賬款

貿易應付款之賬齡分析如下：

	本集團	
	二〇〇五年 千港元	二〇〇四年 千港元
零至三十日	**103,911**	32,433
三十一日至九十日	**52,172**	70,560
九十一日至一百八十日	**14,714**	24,008
一百八十一日至三百六十五日	**41,454**	65,755
一年至兩年	**20,047**	39,243
超過兩年	**141,892**	182,494
	374,190	414,493

29 股本

	股份數目 千股	金額 千港元
法定股本：		
10,000,000,000股每股面值0.10港元之普通股	10,000,000	1,000,000
已發行及繳足股本：		
於二〇〇四年一月一日	6,248,718	624,872
於行使購股權時發行股份 *(附註a)*	102,880	10,288
於二〇〇四年十二月三十一日	6,351,598	635,160
於二〇〇五年一月一日	6,351,598	635,160
於行使購股權時發行股份 *(附註a)*	167,338	16,734
於二〇〇五年十二月三十一日	6,518,936	651,894

附註：

(a) 年內行使購股權(請參閱附註30)，因而發行每股面值0.1港元之普通股167,338,000股(二〇〇四年：102,880,000股)。

26 應收賬款

本集團對不同業務採用既定信貸政策。本集團之信貸期一般為三個月內。貿易應收款之賬齡分析如下：

	本集團	
	二〇〇五年	二〇〇四年
	千港元	千港元
零至三十日	**117,983**	174,569
三十一日至九十日	**92,634**	76,788
九十一日至一百八十日	**40,969**	81,345
一百八十一日至三百六十五日	**45,295**	43,789
超過一年	**134,794**	81,377
	431,675	457,868

應收賬款公平值與其賬面值相若。

由於本集團擁有大量客戶，故就應收賬款而言，並無集中信貸風險。

27 銀行結餘及現金

	本集團		本公司	
	二〇〇五年	二〇〇四年	**二〇〇五年**	二〇〇四年
	千港元	千港元	**千港元**	千港元
銀行及手頭現金	**1,735,985**	803,000	**9,369**	11,922
短期銀行存款	**1,490,253**	27,910	**1,490,253**	27,910
	3,226,238	830,910	**1,499,622**	39,832

本集團與本公司之銀行及現金結餘包括存入中國多間銀行之人民幣存款分別約1,374,236,000港元(二〇〇四年：757,369,000港元)及51,000港元(二〇〇四年：59,000港元)。該等人民幣結餘兌換為外幣時，須受中國政府頒佈之外匯管制規則及規定所限制。

短期銀行存款的實際利率為3.25厘(二〇〇四年：0.07厘)；該等存款的平均到期日為7日(二〇〇四年：6日)。

23 可供出售之財務資產

	二〇〇五年 十二月 三十一日 千港元
採納香港會計準則第39號之年初調整	
－撥自其他投資	**261,347**
－計入權益之公平值調整	**254,961**
－撥入其他應收款項	**(52,883)**
年初	**463,425**
計入權益之公平值減少	**(62,040)**
減值虧損	**(46,949)**
出售	**(11,600)**
匯兑差額	**12,076**
年終	**354,912**

結餘指於二〇〇五年十二月三十一日以公平市值列賬之非上市證券財務資產。

所有可供出售之財務資產之結餘乃非上市股本證券。

24 發展中物業及持有作出售之物業

本集團按可變現價值淨值入賬之發展中物業及持有作出售之物業之金額約為360,000,000港元(二〇〇四年：約2,140,000,000港元)。

分別為632,000,000港元(二〇〇四年：514,000,000港元)及零(二〇〇四年：291,000,000港元)之發展中物業及持有作出售之物業已抵押為本集團銀行借貸(附註40)之抵押品。

25 存貨

	本集團	
	二〇〇五年 千港元	二〇〇四年 千港元
原材料	**103,062**	103,982
在製品	**83,879**	78,335
製成品	**132,164**	12,971
	319,105	195,288

於二〇〇五年及二〇〇四年十二月三十一日，所有存貨按成本列賬。

22 於聯營公司之權益

	二〇〇五年 千港元	二〇〇四年 千港元
應佔資產淨值	**2,281,294**	903,713
應收聯營公司貸款(附註)	**747,322**	787,421
應收聯營公司款項	**60,510**	66,857
	3,089,126	1,757,991
應付聯營公司款項	**(119,938)**	(112,150)

附註：

貸款結餘為無抵押、無固定還款期及按香港最優惠利率年利率介乎5至7.75厘(二〇〇四年：5至5.125厘)；美元最優惠利率年利率介乎5.25至7.25厘(二〇〇四年：4至5.25厘)及中國財務機構主要利率年利率6.12厘(二〇〇四年： 6.12厘)計息。

本集團持有之所有聯營公司權益乃非上市，惟於一間聯營公司之投資(賬面值為1,208,569,000港元)乃於香港聯合交易所有限公司上市除外。於二〇〇五年十二月三十一日，於該聯營公司之權益之公平值為1,382,520,000港元。

本集團之聯營公司之財務資料概要如下：

	合共	
	二〇〇五年 千港元	二〇〇四年 千港元
資產	**8,603,624**	7,055,301
負債	**(4,471,377)**	(4,520,231)
資產淨值	**4,132,247**	3,535,070
收益	**1,405,088**	1,299,497
盈利	**738,379**	590,299

本集團聯營公司之詳情載於第117頁。

21 共同控制實體之權益(續)

本集團於其共同控制實體(全部均為非上市)之權益如下：

	合共	
	二〇〇五年 千港元	二〇〇四年 千港元
收入	**335,854**	245,046
開支	**(221,529)**	(216,154)
盈利	**114,325**	28,892
資產：		
非流動資產	**3,804,767**	3,273,629
流動資產	**151,457**	64,455
	3,956,224	3,338,085
負債：		
非流動負債	**(2,109,634)**	(1,919,437)
流動負債	**(476,284)**	(203,478)
	(2,585,918)	(2,122,915)
資產淨值	**1,370,306**	1,215,170

本集團之共同控制實體之詳情載於第116頁。

於二〇〇五年十二月三十一日，本集團擁有35%權益之廣州西二環高速公路有限公司之資本承擔約為1,712,000,000港元(二〇〇四年：2,528,000,000港元)。

20 於附屬公司之權益及應收／(付)附屬公司款項

	本公司	
	二○○五年	二○○四年
	千港元	千港元
非上市股份投資，按成本	**60,480**	39,692
應收附屬公司款項 *(附註(a))*	**10,168,355**	9,928,354
	10,228,835	9,968,046
應付附屬公司款項 *(附註(b))*	**(30,968)**	(377,464)

附註

(a) 應收附屬公司款項乃無抵押且並無固定償還年期。除約7,603,759,000港元(二○○四年：約7,405,982,000港元)之款項為免息外，所有應收附屬公司款項之年利率均為2.5至5.5厘。

(b) 應付附屬公司款項為免息、無抵押且並無固定償還年期(二○○四年：約346,000港元，年利率為香港銀行同業拆息率加0.6厘至香港銀行同業拆息率加1.25厘)。

(c) 本公司於二○○五年十二月三十一日之主要附屬公司詳情載於第104至第115頁。

21 共同控制實體之權益

	二○○五年	二○○四年
	千港元	千港元
應佔資產淨值	**538,624**	487,771
應收共同控制實體款項	**147,105**	155,664
	685,729	643,435
應付共同控制實體款項	**(83,559)**	(123,442)

19 租賃土地及土地使用權

本集團於租賃土地及土地使用權之權益指預付經營租賃付款，其賬面淨值分析如下：

	二〇〇五年 千港元	二〇〇四年 千港元
年初	**8,207,453**	8,954,789
添置	**370,765**	—
出售	**(575,314)**	(526,098)
轉撥至投資物業	**(473,175)**	(98,763)
攤銷	**(103,869)**	(122,475)
匯兑差額	**138,079**	—
年終	**7,563,939**	8,207,453
分析如下：		
非即期		
一有關有待發展之物業	**4,304,664**	4,745,032
一有關物業、廠房及設備	**68,330**	33,407
	4,372,994	4,778,439
即期		
一有關發展中物業	**3,040,412**	2,724,934
一有關持有作出售之物業	**150,533**	704,080
	3,190,945	3,429,014
	7,563,939	8,207,453

	二〇〇五年 千港元	二〇〇四年 千港元
於中國內地：		
超過50年之土地使用權	**3,562,689**	3,857,920
10至50年之土地使用權	**3,745,503**	4,080,036
於香港：		
超過50年之租賃	**255,747**	269,497
	7,563,939	8,207,453

於二〇〇五年十二月三十一日，賬面值為15.70億港元(二〇〇四年：12.41億港元)之土地使用權已抵押作為本集團銀行借貸(附註40)之抵押品。

18 投資物業(續)

於二〇〇五年十二月三十一日，投資物業由獨立專業合資格估值師漢華評值有限公司重新估值。估值是根據由任何現有租賃及其他合約之條款，以及外在證據(如相同地點及狀況之類似物業之市值租金)得出之估計未來現金流量推斷之折現現金流量計算。採用之折現率可反映現時市場就現金流量之金額及時間而言不可確定因素之評估。

於二〇〇五年十二月三十一日，829,000,000港元(二〇〇四年：3,230,000,000港元)之投資物業已抵押為本集團銀行借貸(附註40)之抵押品。

本集團及本公司於投資物業之權益按賬面淨值分析如下：

	本集團		本公司	
	二〇〇五年 千港元	二〇〇四年 千港元	**二〇〇五年 千港元**	二〇〇四年 千港元
於香港持有：				
10至50年之租賃	**340,140**	752,090	—	—
超過50年之租賃	**110,600**	108,680	**10,500**	10,300
於香港以外*持有：				
10至50年之租賃	**2,850,697**	3,914,535	—	—
	3,301,437	4,775,305	**10,500**	10,300

* 香港以外之物業主要包括位於中國之物業。

17 物業、廠房及設備(續)

(b) 本公司(續)

總賬面值為128,000,000港元(二〇〇四年:零)之物業已抵押作為本集團銀行借貸(附註40)的抵押品。

於本年度,本集團檢閱若干機器及工具之可使用年期。若干機器及工具之可使用年期由介乎八至十四年改為介乎五至三十年。該估計可使用年期之變動已於二〇〇五年一月一日作前瞻性應用,以致截至二〇〇五年十二月三十一日止年度之折舊減少約50,638,000港元,乃按照該等機器及工具於二〇〇五年一月一日之賬面值計算。

18 投資物業

(a) 本集團

	二〇〇五年 千港元	二〇〇四年 千港元
年初	**4,775,305**	4,845,537
匯兑差額	**67,950**	—
添置	**45,735**	122,978
轉撥自/(至)持有作出售之物業	**1,313,099**	(164,825)
重估盈餘	**—**	76,750
轉撥至物業、廠房及設備	**—**	(76,729)
出售	**(3,699,571)**	(28,406)
計入損益表之公平值收益	**798,919**	—
年終	**3,301,437**	4,775,305

(b) 本公司

	二〇〇五年 千港元	二〇〇四年 千港元
年初	**10,300**	9,375
重估盈餘	**—**	2,200
轉撥至物業、廠房及設備	**—**	(1,275)
計入損益表之公平值收益	**200**	—
年終	**10,500**	10,300

17 物業、廠房及設備(續)

(b) 本公司

	建築物 千港元	租賃物業、裝修、傢俬、裝置及辦公室設備 千港元	汽車 千港元	總額 千港元
於二〇〇四年一月一日				
成本	14,338	9,234	4,465	28,037
累積折舊	(4,630)	(8,149)	(4,059)	(16,838)
賬面淨值	9,708	1,085	406	11,199
截至二〇〇四年十二月三十一日止年度				
年初賬面淨值	9,708	1,085	406	11,199
添置	—	765	—	765
轉撥自投資物業	1,275	—	—	1,275
出售	—	—	—	—
折舊	(361)	(469)	(146)	(976)
年末賬面淨值	10,622	1,381	260	12,263
於二〇〇四年十二月三十一日				
成本或重估	15,613	9,999	4,465	30,077
累積折舊	(4,991)	(8,618)	(4,205)	(17,814)
賬面淨值	10,622	1,381	260	12,263
截至二〇〇五年十二月三十一日止年度				
年初賬面淨值	10,622	1,381	260	12,263
匯兑差額				
添置	—	430	—	430
出售	—	(757)	—	(757)
折舊	(347)	(382)	(147)	(876)
年末賬面淨值	10,275	672	113	11,060
於二〇〇五年十二月三十一日				
成本	15,613	1,545	4,465	21,623
累積折舊	(5,338)	(873)	(4,352)	(10,563)
賬面淨值	10,275	672	114	11,060

17 物業、廠房及設備

(a) 本集團

	建築物 千港元	在建之生產設施 千港元	廠房及機器及工具 千港元	租賃物業、裝修、傢俬、裝置及辦公室設備 千港元	汽車 千港元	總額 千港元
於二○○四年一月一日						
成本	276,787	259,378	1,247,023	211,432	72,030	2,066,650
累積折舊	(106,198)	—	(470,436)	(128,822)	(45,622)	(751,078)
賬面淨值	170,589	259,378	776,587	82,610	26,408	1,315,572
截至二○○四年十二月三十一日止年度						
年初賬面淨值	170,589	259,378	776,587	82,610	26,408	1,315,572
添置	985	66,340	1,706	7,322	3,007	79,360
轉撥自有待發展／發展中物業	46,260	—	—	—	—	46,260
轉撥	76,729	—	—	—	—	76,729
於完成時轉撥	13,447	(237,413)	187,740	36,226	—	—
出售	(14,855)	—	3,521	(5,076)	(1,592)	(18,002)
折舊	(15,809)	—	(106,773)	(19,987)	(5,998)	(148,567)
年末賬面淨值	277,346	88,305	862,781	101,095	21,825	1,351,352
於二○○四年十二月三十一日						
成本	375,943	88,305	1,414,441	247,963	70,104	2,196,756
累積折舊	(98,597)	—	(551,660)	(146,868)	(48,279)	(845,404)
賬面淨值	277,346	88,305	862,781	101,095	21,825	1,351,352
截至二○○五年十二月三十一日止年度						
年初賬面淨值	277,346	88,305	862,781	101,095	21,825	1,351,352
滙兑差額	9,330	2,547	36,618	4,976	1,258	54,729
添置	58,958	326,301	33,384	12,174	12,219	443,036
出售	(9,492)	—	(23,719)	(2,045)	(1,406)	(36,662)
重新分類	—	(36,546)	30,862	2,333	3,351	—
減值虧損	(5,706)	—	(63,833)	—	—	(69,539)
折舊	(38,123)	—	(57,530)	(25,883)	(6,813)	(128,349)
年末賬面淨值	292,313	380,607	818,563	92,650	30,434	1,614,567
於二○○五年十二月三十一日						
成本	397,542	380,607	1,410,089	249,349	78,062	2,515,649
累積折舊	(105,229)	—	(591,526)	(156,699)	(47,628)	(901,082)
賬面淨值	292,313	380,607	818,563	92,650	30,434	1,614,567

16 於收費公路及橋樑之權益

	本集團		
	無形經營權 千港元	基建建設 千港元	總額 千港元
於二○○四年一月一日			
成本	2,197,752	403,755	2,601,507
累計攤銷／折舊	(401,834)	(54,972)	(456,806)
賬面淨值	1,795,918	348,783	2,144,701
截至二○○四年十二日三十一日止年度			
期初賬面淨值	1,795,918	348,783	2,144,701
攤銷／折舊	(92,234)	(12,447)	(104,681)
期終賬面淨值	1,703,684	336,336	2,040,020
於二○○四年十二月三十一日			
成本	2,197,752	403,755	2,601,507
累計攤銷／折舊	(494,068)	(67,419)	(561,487)
賬面淨值	1,703,684	336,336	2,040,020
截至二○○五年十二月三十一日止年度			
期初賬面淨值	1,703,684	336,336	2,040,020
匯兌差額	38,116	7,932	46,048
攤銷／折舊	(93,290)	(12,761)	(106,051)
期終賬面淨值	1,648,510	331,507	1,980,017
於二○○五年十二月三十一日			
成本	2,248,518	413,462	2,661,980
累計攤銷／折舊	(600,008)	(81,955)	(681,963)
賬面淨值	1,648,510	331,507	1,980,017

無形經營權及有形基本建設位於中國。

15 董事及高級管理人員酬金

截至二〇〇五年十二月三十一日止年度每名董事的酬金載列如下：

董事姓名	袍金	薪金	酌情發放的花紅	退休金	其他(e)	總額
	千港元	千港元	千港元	千港元	千港元	千港元
區秉昌	—	818	3,800	113	140	4,871
梁　毅	—	681	3,300	98	122	4,201
李　飛	—	649	3,000	—	45	3,694
陳光松	—	772	3,100	105	129	4,106
梁凝光	—	610	2,800	97	—	3,507
肖博彥(a)	—	290	1,500	34	61	1,885
余立發	68	—	—	—	—	68
李家麟	68	—	—	—	—	68
劉漢銓	68	—	—	—	—	68
總額	204	3,820	17,500	447	497	22,468

截至二〇〇四年十二月三十一日止年度每名董事的酬金載列如下：

董事姓名	袍金	薪金	酌情發放的花紅	退休金	其他(e)	總額
	千港元	千港元	千港元	千港元	千港元	千港元
區秉昌	—	687	2,698	12	234	3,631
梁　毅	—	550	1,931	12	195	2,688
李　飛	—	487	495	—	26	1,008
陳光松	—	674	2,117	12	208	3,011
梁凝光	—	303	1,485	—	—	1,788
肖博彥	—	550	1,541	55	195	2,341
尹　輝(b)	—	35	—	—	—	35
甄玉鳳(c)	—	76	11	8	367	462
黃之強(d)	—	1,180	331	10	—	1,521
余立發	38	—	—	—	—	38
李家麟	38	—	—	—	—	38
劉漢銓	10	—	—	—	—	10
總額	86	4,542	10,609	109	1,225	16,571

附註：

(a) 於二〇〇五年八月十日辭任
(b) 於二〇〇四年三月十八日辭任
(c) 於二〇〇四年七月八日辭任
(d) 於二〇〇四年十月五日辭任
(e) 其他包括房屋津貼及購股權福利

於截至二〇〇五年及二〇〇四年十二月三十一日止年度，概無董事放棄酬金。於所呈列的兩個年度，本集團概無已支付或應付酬金，作為加入或於加入本集團時的獎金或離職補償。

截至二〇〇五年十二月三十一日止年度，本集團五名最高薪酬人士亦為董事，其酬金已載於上文分析。

14 僱員福利開支(包括董事酬金)(續)

退休金計劃安排

本集團為香港僱員設立一項退休金計劃。該計劃乃是定額供款計劃，並由獨立信託人管理。就每一位參與僱員而言，該僱員及本集團分別向該計劃提供僱員基本薪金5%及5%至15%之供款。於年內及於二○○五年十二月三十一日，概無任何重大沒收有權全數獲得供款前離開該計劃之僱員之供款。

本集團為香港僱員參與強制性公積金計劃(「強積金計劃」)，該計劃為由獨立信託人管理的定額供款計劃。基金的資產與本集團的資產分開持有，並由獨立專業基金經理管理。根據強積金計劃，本集團及其僱員各自每月向計劃按強制性公積金條例所界定的僱員盈利作出5%的供款。僱主及僱員的供款上限均為每月1,000港元，其後之供款為自願作出。

本公司於中國經營業務之附屬公司，須參加由廣州市人民政府設立之定額供款退休計劃。所有中國員工於彼等之退休日期，有權收取相當於彼等最後一個月基本薪金金額之固定比例作為退休金。該等附屬公司須按其僱員基本薪金16%至24%之比率，向該退休計劃供款。

本集團供款已自其損益表中扣除，而年內本集團支付之費用為37,607,000港元(二○○四年：38,528,000港元)。

13 股息

	二〇〇五年 千港元	二〇〇四年 千港元
已付中期股息，每股普通股0.01港元(二〇〇四年：0.0083港元)	**64,028**	52,531
已透過實物方式派發16,269,505個越秀房地產投資信託基金的股息	**44,370**	—
擬派末期股息，每股普通股0.02港元(二〇〇四年：0.009港元)	**133,440**	57,266
擬派特別股息，每股普通股0.05港元(二〇〇四年：無)	**333,601**	—
	575,439	109,797

於二〇〇六年四月二十五日舉行的會議上，董事擬派末期股息及特別股息分別每股普通股0.02港元及0.05港元。該等擬派股息於該等財務報表中並非以應付股息反映，但會以截至二〇〇六年十二月三十一日止年度的保留盈利分配反映。

14 僱員福利開支(包括董事酬金)

	二〇〇五年 千港元	二〇〇四年 千港元
工資、薪酬及花紅	**300,226**	221,989
退休成本(界定供款計劃)	**37,607**	38,528
醫療福利成本(界定供款計劃)	**7,310**	5,492
社會保障成本	**16,724**	15,674
解僱補償	**1,563**	1,554
員工福利	**32,573**	16,405
授予董事及其他僱員之購股權計劃	**22,524**	22,619
	418,527	322,261

12 每股盈利

基本

每股基本盈利按本公司權益持有人應佔盈利除以年內已發行普通股的加權平均數計算。

	二○○五年	二○○四年
本公司權益持有人應佔盈利(千港元)	**2,527,765**	272,736
已發行普通股加權平均數(千股)	**6,392,162**	6,318,186
每股基本盈利(港仙)	**39.54**	4.32

攤薄

每股攤薄盈利乃按調整未行使普通股加權平均數至假設全數兌換具潛在攤薄影響之普通股計算。本公司於期內尚未行使之購股權可發行具潛在攤薄影響之普通股，並根據尚未行使購股權所附認購權之貨幣價值計算，以釐定原可按公平值(按本公司股份每日平均市價釐定)收購之股份數目。按上文所計算之股份數目與假設購股權獲行使原已發行股份數目相若。

	二○○五年	二○○四年
本公司權益持有人應佔盈利(千港元)	**2,527,765**	272,736
已發行普通股加權平均數(千股)	**6,392,162**	6,318,186
購股權調整(千股)	**99,097**	106,215
每股攤薄盈利之普通股加權平均數(千股)	**6,491,259**	6,424,401
每股攤薄盈利(港仙)	**38.94**	4.25

10 稅項(續)

本集團的除稅前盈利的稅項，與採用本集團大部分業務所在地中國的企業所得稅稅率計算的理論金額有所不同，如下：

	二〇〇五年 千港元	二〇〇四年 千港元
除稅前盈利減應佔聯營公司及共同控制實體盈利減虧損	**2,913,878**	537,469
按中國企業所得稅稅率33%(二〇〇四年：33%)計算	**961,580**	177,365
不同稅率的影響	**(51,108)**	(81,351)
於免稅期稅務優惠的影響	**—**	(201)
毋須課稅的收入	**(733,951)**	(22,132)
不可扣稅的開支	**70,212**	56,852
動用先前未確認的稅務虧損之稅務影響淨額	**45,884**	13,663
過往年度撥備不足	**6,525**	5,296
就計算所得稅的可扣稅土地增值稅的影響	**14,118**	19,646
	313,260	169,138
土地增值稅	**(42,783)**	(59,533)
稅項支出	**270,477**	109,605

11 年內盈利

於本公司的財務報表處理的年內盈利為2,989,374,000港元(二〇〇四年：87,568,000港元)。

10 稅項

(a) 年內的香港利得稅已按17.5%稅率(二〇〇四年：17.5%)及按估計應課稅盈利計提撥備。

(b) 本集團根據中國外商投資企業所得稅法(「中國稅法」)，按介乎18%至33%稅率，就中國附屬公司、聯營公司及共同控制實體的盈利作出中國企業所得稅準備。根據中國稅法，本集團的若干附屬公司、聯營公司及共同控制實體由首個獲利年度起的兩年至五年獲享免繳所得稅，在免稅期後三年至五年享有所得稅減半的優惠。

(c) 中國土地增值稅按介乎30%至60%的累進稅率及按土地增值價值(即出售物業所得款項減可扣減的開支，包括土地的成本，以及發展及建設開支)徵收。

(d) 在綜合損益表內扣除的稅項金額為：

	二〇〇五年 千港元	二〇〇四年 千港元
本公司及附屬公司		
本期稅項		
香港利得稅	**2,133**	1,547
中國企業所得稅	**67,187**	135,656
中國土地增值稅	**12,419**	68,295
以往年度撥備不足	**6,525**	5,296
遞延稅項(附註33)	**182,213**	(101,189)
	270,477	109,605

8 按性質分類之開支

計入銷售成本、銷售及分類開支以及一般及行政開支之開支分析如下：

	二○○五年 千港元	二○○四年 千港元
廣告開支	**143,756**	129,997
已出售存貨之成本	**2,317,346**	3,202,685
投資物業產生之直接經營開支		
一帶來租金收入	**241,399**	168,694
一並無帶來租金收入	**656**	514
折舊：		
一自置固定資產	**128,315**	148,544
一租賃固定資產	**34**	23
收費公路及橋樑權益之攤銷／折舊（計入已出售貨品之成本）	**106,051**	104,681
租賃土地及土地使用權之攤銷	**103,869**	122,475
經營租賃		
一租賃廠房及工作坊	**16,368**	16,215
一土地及樓宇	**90,474**	47,783
呆賬撥備	**19,676**	5,933
核數師酬金	**5,248**	4,607
僱員福利開支（附註14）	**418,527**	322,261
可供出售財務資產減值撥備	**46,949**	—
發展中物業減值虧損撥備	**66,208**	—
物業、廠房及設備減值撥備	**69,539**	—

9 理財成本

	二○○五年 千港元	二○○四年 千港元
銀行貸款及銀行透支的利息	**220,369**	135,656
以下各項的利息		
一應付一間附屬公司少數股東款項	**66,313**	4,643
一來自最終控股公司的貸款	**—**	3,455
一來自有關連公司的貸款	**3,295**	1,031
一其他貸款	**45,365**	23,126
所產生的借貸成本總額	**335,342**	167,911
減：撥充資本的發展中物業款額 *(附註)*	**(33,596)**	(55,399)
	301,746	112,512

附註：

截至二○○五年十二月三十一日止年度撥充資本之借貸成本平均利率約為年息4.83厘（二○○四年：年息4.76厘）。

5 營業額、收益及分類資料(續)

從屬分部報告形式－地區分部資料

	截至十二月三十一日止年度				於十二月三十一日	
	營業額		資本開支		資產總值	
	二〇〇五年	二〇〇四年	二〇〇五年	二〇〇四年	二〇〇五年	二〇〇四年
	千港元	千港元	千港元	千港元	千港元	千港元
香港	**228,702**	451,356	**2,122**	28,253	**1,460,136**	1,407,288
中國	**3,724,429**	4,066,706	**857,414**	174,085	**23,984,427**	22,000,759
海外地區	**1,867**	26,147		—	**35,711**	46,582
	3,954,998	4,544,209	**859,536**	202,338	**25,480,274**	23,454,629
未分配資產					**1,615,367**	1,016,434
資產總值					**27,095,641**	24,471,063

6 其他收益

	二〇〇五年	二〇〇四年
	千港元	千港元
股息收入	—	14,904
呆賬撥備撥回	—	104,942
撥回發展中物業的減值	—	44,546
於一間附屬公司及一間聯營公司額外權益之公平值超出收購成本之差額(附註34(b)及35)	**198,214**	—
交換資產之收益	**83,504**	—
	281,718	164,392

7 利息收入

	二〇〇五年	二〇〇四年
	千港元	千港元
來自銀行存款之利息收入	**12,008**	5,587
來自聯營公司之利息收入	**40,099**	30,383
	52,107	35,970

5 營業額、收益及分類資料(續)

主要分部業報告－業務分部資料

	截至十二月三十一日止年度							
	收費公路業務		房地產業務		造紙業務		本集團	
	二〇〇五年 千港元	二〇〇四年 千港元	二〇〇五年 千港元	二〇〇四年 千港元	二〇〇五年 千港元	二〇〇四年 千港元	二〇〇五年 千港元	二〇〇四年 千港元
營業額	**424,845**	400,212	**2,335,901**	2,903,304	**1,194,252**	1,240,693	**3,954,998**	4,544,209
分部業績	**130,479**	155,431	**3,022,868**	413,489	**96,820**	94,947	**3,250,167**	663,867
利息收入							**52,107**	35,970
未分配經營成本							**(85,209)**	(49,375)
理財成本							**(301,746)**	(112,512)
被視為出售若干於一間附屬公司權益之虧損							**(1,441)**	(481)
分佔下列公司之盈利減虧損								
－一間共同控制實體	**40,014**	10,112	**(1,804)**	(39,340)	**—**	—	**38,210**	(29,228)
－聯營公司	**184,414**	151,942	**17,648**	—	**—**	—	**202,062**	151,942
除稅前溢利							**3,154,150**	660,183
稅項							**(270,477)**	(109,605)
年內溢利							**2,883,673**	550,578
資本開支	**300**	3,788	**475,971**	130,247	**383,265**	68,303	**859,536**	202,338
折舊及攤銷	**108,448**	113,871	**160,977**	104,403	**68,844**	118,931	**338,269**	337,205

資本開支包括添置租賃土地及土地使用權(附註19)、物業、廠房及設備(附註17)及投資物業(附註18)。

	於十二月三十一日							
	收費公路業務		房地產業務		造紙業務		本集團	
	二〇〇五年 千港元	二〇〇四年 千港元	二〇〇五年 千港元	二〇〇四年 千港元	二〇〇五年 千港元	二〇〇四年 千港元	二〇〇五年 千港元	二〇〇四年 千港元
分部資產	**2,468,584**	2,412,254	**17,398,149**	17,940,848	**2,127,807**	1,553,947	**21,994,540**	21,907,049
於共同控制實體之權益	**475,549**	422,892	**210,180**	220,543	**—**	—	**685,729**	643,435
於聯營公司之權益	**1,686,542**	1,671,842	**1,402,584**	86,149	**—**	—	**3,089,126**	1,757,991
未分配資產							**1,326,246**	162,588
資產總值							**27,095,641**	24,471,063
分部負債	**610,764**	732,535	**6,743,262**	6,588,288	**1,014,947**	483,538	**8,368,973**	7,804,361
未分配負債							**4,787,181**	6,194,807
負債總額							**13,156,154**	13,999,168

5 營業額、收益及分類資料

已確認之營業額如下：

	二OO五年 千港元	二OO四年 千港元
營業額		
來自收費公路業務之路費收入	**424,845**	400,212
物業管理費收入	**137,050**	114,610
租金收入		
一投資物業	**399,491**	316,820
一其他物業	**8,720**	50,230
一停車位	**111,550**	67,804
銷售收入		
一出售物業	**1,247,447**	1,987,231
一新聞紙銷售	**1,194,252**	1,240,693
一其他	**431,643**	366,609
	3,954,998	4,544,209

年內的營業額及分部業績如下：

主要分部報告－業務分部資料

本集團主要在香港及中國內地（「中國」）經營業務，並分為三項主要業務：

- 房地產業務－發展、出售及管理物業及持有投資物業
- 收費公路業務－發展、經營及管理收費公路及橋樑
- 造紙業務－製造及出售新聞紙

各項業務之間並無重大銷售。

從屬分部報告形式－地區分部資料

本集團的三項業務範疇主要在香港及中國管理：

香港－房地產業務
中國－收費公路業務、房地產業務及造紙業務
海外－房地產業務

地區分部之間並無重大銷售。

4 重要會計估計及假設（續）

(f) 現行税項及遞延税項

本集團須繳納中國及香港的税項。於釐定相關税項的税項撥備金額及支付時間時須作出重大判斷。於日常業務過程中有頗多未能確定最終税項的交易及計算。倘該等事宜的最終税務結果與初步記錄的金額不同，有關差異將影響作出釐定的期間內的所得税及遞延税項計提。

倘管理層認為未來應課税溢利可用作對銷暫時性差異或税項虧損可予動用時，則會確認與若干暫時性差異有關的遞延税項資產淨值及税項虧損。倘與其結果與原先的估算不同，有關差異會對有關估算出現變動的期間內遞延税項資產及税項的確認構成影響。

(g) 折舊及攤銷

於二○○五年十二月三十一日，本集團的物業、廠房及設備賬面淨值約為1,614,567,000港元。本集團於投產當日起按有關的估計可使用年期分別25年至50年、3年至30年、5年以及3年至5年以直線法按每年2%至20%計算物業、廠房及機器以及工具、傢俱、裝置及辦公樓設備及汽車的折舊，並已計入有關的估計剩餘價值。本集團估計用作生產的物業及設備之可使用年期及日期反映董事估計就本集團擬從使用本集團資產所得的未來經濟利益的時期。

(h) 公用設施建築成本之應計費用

本集團須就取得於中國內地建設物業之土地使用權興建若干公用設施。本集團按過往實際建築成本加通脹率就該等建築成本估計應計費用。本集團定期更新公用設施之工程表，並檢討應計結餘是否足夠。

(i) 可供出售之財務資產公平值之估計

公平值之最佳憑證為同類可供出售之財務資產合約於活躍市場所提供之最新價格。倘缺乏該等資料，越秀投資之管理層按合理公平值估計幅度釐定有關金額。在作出判斷時，越秀投資之管理層考慮多方面資料，其中包括：

i) 不同性質、狀況或地點（或受不同租約或其他合約規限）物業當時在活躍市場上之最新價格（須就各項差異作出調整）。

ii) 活躍程度稍遜之市場所提供相類可供出售之財務資產最近期價格（須按自有關價格成交當日以來經濟狀況出現之任何變化作出調整）。

4 重要會計估計及假設(續)

(d) 投資物業之公平值估計

公平值的最佳憑證為類似租約及其他合約於當時活躍市場上的價格。在缺乏該等資料的情況下，本集團的董事在合理公平值估計的範圍內釐定有關金額。本集團聘請獨立專業測量師公司漢華評值有限公司釐定本集團投資物業之公開市值。

在作出判斷時，本集團的董事會考慮不同來源的資料，包括：

i) 性質、狀況或地點不同(或受不同租約或其他合約規限)的物業當時於活躍市場上的價格(須就各項差異作出調整)。

ii) 較不活躍市場所提供類似物業的近期價格(該價格會作出調整，以反映自按該等價格進行交易的日期起，經濟狀況的任何轉變)；及

iii) 根據未來現金流量進行的可靠估計而預測的貼現現金流量，而該等預測乃基於任何現有租約與其他合約的條款及(如在可能情況下)外在憑證(如地點及狀況相同的類似物業當時市值租金)，並採用足以反映當時市場對無法肯定的有關現金流量金額及時間進行評估的貼現率計算。

如無法取得有關投資物業當時或近期的價格資料，則採用貼現現金流量估值法釐定投資物業的公平值。本集團的董事採用的假設主要以各結算日當時的市況為依據。

有關管理層進行公平值估計時的主要假設涉及：租金收入；預計未來市值租金；空置期；保養規定；及相關貼現率。此等估值定期與實際市場回報數據及本集團的董事進行的實際交易及市場提供的交易記錄作比較。

預計未來市值租金會根據地點及狀況相同的類似物業當時的市值租金釐定。

(e) 以股份為基礎之購股權公平值估計

本集團已受惠於香港財務報告準則第2號之過渡性條文，就二〇〇二年十一月七日後授出但於二〇〇五年一月一日尚未既得之購股權應用相關準則。於二〇〇五年一月一日前既得的購股權合共有230,790,200份，並無計入已授購股權公允值之計算內。

已授購股權之公允值乃採用獨立估值師漢華評值有限公司進行之柏力克—舒爾斯估值模式釐定。此方法之主要輸入數據為於授出日期當日之股價、行使價、預期股價回報之標準差異、購股權之預計年期、預期派息率及年度無風險比率。根據預期股價回報之標準差異計算之波幅，乃以購股權授出日期前一年內之每日股價之統計數字分析為準。

4 重要會計估計及假設

估計及判斷會不斷按照歷史經驗及其他因素進行評估，包括在各情況下相信是合理的未來事件預測。

本集團會就未來作出估計及假設。根據其定義，由此得出的會計估計將甚少與相關實際業績等同。下文討論對資產及負債的賬面值造成重大調整的高風險估計及假設。

(a) 收費公路及橋樑權益的折舊

本集團於收費公路及橋樑及被投資公司的權益包括有形基礎建設及無形經營權。有形基礎建設的折舊乃按一特定期間對資產整段年期的預測總交通量，根據單位使用基準計算以撇銷其成本。

本集團在有關資產的整段年期內定期審閱預測總交通量，及倘其認為適當，將會取得獨立專業交通研究。倘出現重大變動，將會作出適當調整。

目前，個別收費公路及橋樑的預測每年交通增長率約為2%至5%。

(b) 租賃土地及土地使用權，以及物業、廠房及設備

無論發生任何有跡象顯示賬面金額可能不獲收回之事件或情況變動，物業、廠房及設備以及租賃土地及土地使用權均須就減值作出檢討。物業、廠房及設備、租賃土地及土地使用權之可收回金額已根據使用中價值計算方法及經計及最新市場資料及過往經驗而釐定。該等計算及估值規定須採用判斷及估計。

(c) 估計發展中物業及持有作出售之物業之撇減

經計及根據以往經驗所得之完成成本及根據現行市況所得之銷售淨值，本集團將發展中物業及持有作出售之物業撇減至根據評估發展中物業及持有作出售之物業之可變現能力計算之可變現淨值。倘完成成本增加或銷售淨值減少，可變現淨值亦將會減少並可能導致待售發展中物業及已完成出售物業撇減至可變現淨值。倘發生有跡象顯示結餘可能不獲變現之事件或情況變動，則會記錄撇減。辨別撇減規定須採用判斷及估計。倘預期與原有估計出現差異，則於有關估計變動之期間內之發展中物業及持有作出售之物業之賬面值及撇減將因此而作出調整。

2 重大會計策概要(續)

2.25 股息分派

分派予本公司股東的股息在本公司股東批准派息期間，於本集團財務報表中確認為負債。

3 財務風險管理

3.1 財務風險因素

本集團的業務活動承受多項不同的財務風險：外滙風險價格風險、信貸風險、流動資金風險及現金流量及公平值利率風險。本集團的整體風險管理計劃針對不可預測的金融市場，並尋求將本集團財務表現的潛在不利影響減至最低。本集團會定期監察其面對之風險，現時，本集團認為毋須就任何該等風險因素進行對沖。

(a) 外滙風險

本集團大部分附屬公司在中國經營業務，大多數交易均以人民幣計值。本集團承受由人民幣與港元滙兑而產生的外滙風險。本集團並無對沖其滙率風險。

此外，人民幣換算作外幣須受中國政府實施的外滙管制規例及法例限制。

(b) 價格風險

由於投資物業按公平值列賬，本集團面對物業價格及市值租金的風險。公平值的任何變動會於財務報表內確認。

(c) 信貸風險

本集團並無任何重大集中的信貸風險。衍生工具交易對手及現金交易僅限於信貸良好的財務機構。

(d) 流動資金風險

本集團確保其擁有充裕現金及信貸額以應付其流動資金需要。

(e) 現金流量及公平值利率風險

本集團的利率風險來自長期借款。以不同利率發出的借款令本集團承受現金流量利率風險。以固定利率發行的借款令本集團面臨公平值利率風險。本集團並未為其現金流量及公平值利率風險進行對沖。

3.2 公平值估計

沒有在活躍市場買賣的金融工具的公平值利用估值技術釐定。本集團利用多種方法，並根據每個結算日當時的市況作出假設。

本集團假定應收賬款及應付賬款的面值減其減值撥備後接近其公平值。供披露的財務負債的公平值，乃按本集團同類財務工具現時的市場利率折現未來合約現金流量而估計。

2 重大會計策概要(續)

2.22 收益確認(續)

(iii) 經營租賃之租金收入按直線法基準於租期內確認。

(iv) 物業管理收入在提供服務之年度確認。

(v) 銷貨收益在擁有權之風險及回報轉移時確認，通常亦即為貨品付運予客戶及所有權轉讓時。

(vi) 路費收入乃在收訖時予以確認。

(vii) 利息收入乃按時間比例基準以實際利息法予以確認。倘應收款項出現減值時，本集團會將賬面值扣減至其可收回金額(即按工具之原有實際利率貼現之估計未來現金流量，並會持續解除貼現作為利息收入。已減值貸款之利息收入乃採用原有實際利率確認。

(viii) 股息收入在收取股息之權利確定時確認。

(ix) 物業經紀的代理費收入於有關協議成為無條件或不可撤回時確認。

2.23 租賃

(a) 經營租賃

凡資產擁有權之絕大部分風險及回報由出租人保留之租賃，均列作經營租賃。根據經營租賃(扣除出租人給予之任何優惠)作出之付款於租期以直線法於損益表扣除。

(b) 融資租賃

由本集團承擔大部分所有權風險及回報之租賃均為融資租賃。融資租賃之價值乃在租賃開始時按租賃資產之公平值與最低租賃付款的現值較低者入賬。每期租金均分攤為負債及財務費用，並藉此制定對負債餘額之穩定利息率。相應之租金責任(扣除融資開支)乃計入流動及非流動負債。融資成本之利息部分將在有關租賃年期於損益表中確認，並藉此制定每個期間對負債餘額之穩定利息率。根據融資租賃收購之投資物業以公平值列賬。

2.24 政府補貼

當能夠合理地保證本集團會符合附帶條件以及補貼將可收取時，政府補貼確認入賬。

與收入有關之補貼遞延及按擬補償之成本配合所需期間在損益表中記賬。

與購買固定資產有關之政府補貼列作非流動負債下之遞延收入，並按有關資產之預期可用年期以直線法撥入損益表。

2 重大會計策概要(續)

2.20 僱員福利(續)

(c) 分享溢利及花紅計劃

本集團根據一項公式,在計及經作出若干調整後之本集團股東應佔溢利後,將花紅及溢利分享確認為負債及開支。倘須承擔合約責任或倘以往慣例構成一項推定性責任,則本集團會就此確認撥備。

2.21 撥備

如本集團因過往事件須承擔現時法定或推定責任,而承擔該責任可能須動用資源及該責任所涉及的金額能可靠地估計時,則須環境修復、重建成本及法律索償確認撥備。重建撥備包括終止租賃罰款及僱員解僱補償。並無為未來經營虧損確認撥備。

如出現多項類似責任,而承擔該等責任是否須動用資源在考慮該等責任的整體類別後釐定。即使同類別責任中任何一項可能須動用資源的機會不大,但仍會確認撥備。

撥備利用反映目前市場評估資金的時間價值及責任的個別風險的除稅前利率,以預計須用作履行責任的支出所得現值作為計量。由於時間消逝導致的撥備增加,會確認為利息支出。

2.22 收益確認

收益包括於本集團日常業務過程當中就銷售貨品及服務之已收或應收代價之公平值。收益在扣除增值稅、退貨、回扣及折扣,並經撇銷本集團內公司間銷售後予以呈列,收益確認如下:

(i) 出售已完成持有作出售之物業所得之收入,於簽立受法律約束之銷售合約時確認入賬。

(ii) 於二○○五年一月一日前訂立出售發展中物業之預售合約:

於落成前出售發展中物業所得之收入,於簽立受法律約束之銷售合時確認入賬。

當發展中作出售之物業於落成前已預先售出,而對該物業發展項目之結果亦可合理肯定,則估計盈利之總額將按整段建築期間內攤分,以反映該項發展之進度。盈利將每年按完成時之估計盈利總額之比率而計算,而所採用之比率乃於結算日所產生之建築成本與落成前之估計建築成本總額之比率,惟以已收取之分期付款之款項為限,並須就或有費用作出適當準備。

倘買方於落成時未能支付購買價之餘額,而本集團行使轉售物業之權利,則落成前已收取之銷售訂金將予沒收並列入經營盈利,任何已確認之盈利會按上述之政策予以撥回。

於二○○五年一月一日或之後訂立出售發展中物業之預售合約:

概不就出售發展中物業之預售合約確認任何收益。

2 重大會計策概要(續)

2.19 遞延所得税

遞延所得税以負債法就資產及負債的税基與財務報表內的賬面值之間產生的暫時差額作出全數撥備。然而，如遞延所得税是由某一交易(業務合併除外)中初步確認資產或負債引致，而在交易時並不影響會計或應課税溢利或虧損，則不會入賬處理。遞延所得税是採用已於結算日制定或大致上已制定的税率(及法例)釐定，並預期於有關遞延所得税資產變現或清償遞延所得税負債時應用。

於未來應課税溢利可能用以抵銷暫時差異時，則確認遞延所得税資產。

遞延所得税就附屬公司、聯營公司及共同控制實體投資產生的暫時差異而撥備，但假若本集團可以控制暫時差異的撥回時間，而暫時差異在可預見將來有可能不會撥回則除外。

2.20 僱員福利

(a) 退休金責任

本集團設有界定供款計劃。界定供款計劃乃一項公積金計劃，據此，本集團會向一獨立實體指出定額供款。倘基金並無持有充足資產以就當期及以往期間之僱傭服務向所有僱員支付福利，則本集團並無法律或推定責任支付其他款項。

就界定供款計劃而言，本集團乃按強制、合約或自願方式向公營或私人管理退休金保險計劃支付供款。一旦支付供款，本集團概無進一步付款責任。在供款到期支付時，會確認為僱員福利開支 ，但不會就僱員於全面取得供款前退出計劃而被沒收之供款而扣減。預付供款會於可退回現金或減少未來供款時確認。

(b) 以股份支付之酬金

本集團設有按股權結算以股份支付之酬金計劃。

直至二〇〇四年十二月三十一日止，授予僱員之購股權撥備並不會於損益撥表列為開支。當購股權獲行使，所收取之所得款項(扣除任何直接應佔交易成本)會計入股本(面值)及股份溢價。

自二〇〇五年一月一日起，本集團設有按股權結算以股份支付的酬金計劃。按僱員服務以換取授出購股權的公平值乃確認為開支。於歸屬期內支銷的總金額乃參照已授出的購股權的公平值釐定，惟不包括任何非市場歸屬情況的影響(例如盈利能力及銷售增長目標)。於假設預期可予行使的購股權數目時會計入非市場歸屬情況。於各結算日，有關實體會修改其估計預期可予行使的購股權數目，並於損益表內確認修改原來估計數字(如有)的影響，以及對股本作出的相應調整。

2 重大會計策概要(續)

2.14 貿易及其他應收款項

直至二〇〇四年十二月三十一日止，凡被視為呆賬之貿易及其他應收款項，均會計提撥備。資產負債表內之貿易及其他應收款項均按成本(扣除該等撥備，(如有))列賬。

自二〇〇五年一月一日起，貿易及其他應收款項初步按公平值確認，然後採用實際利率法按攤銷成本扣除減值撥備計算。如出現客觀證據顯示本集團將無法根據應收款項原本的期限收回所有欠款，則須為應收貿易賬款及其他應收款項作撥備。債務人如有嚴重財務困難，可能會面臨破產或進行債務重組，及不能履行或違反付款協定均被視為應收款項減值的跡象。撥備金額為資產賬面值與估計未來現金流量的現值之間的差額，並按實際利率貼現。撥備金額於損益表內確認。

2.15 現金及現金等價物

現金及現金等價物包括手頭現金、銀行活期存款、原到期日為三個月或以下的其他短期高流動性投資，以及銀行透支。銀行透支於資產負債表列作於流動負債內的借貸。

2.16 股本

普通股乃歸類為權益。

發行新股份或購股權直接應佔之增加成本均會於權益內列為所得款項之扣減項目(除税後)。

倘本集團旗下任何公司購入本公司之權益股本，則所支付之代價(包括增加成本(扣除所得税)直接應佔之任何部分)會於本公司權益持有人應佔權益中扣除，直至股份註銷為止。

2.17 借貸

借貸最初按公平值確認入賬，並扣除所產生的交易成本。交易成本乃直接因收購、發行或出售金融資產或金融負債而導致的增加成本，包括支付予代理、顧問、股票經紀及證券商的費用及佣金、監管機構及證券交易所的徵費及轉讓税項及徵税。

借貸其後按攤銷成本列賬；所得款項(扣除交易成本後)與贖回價值之間的任何差額於借貸期內以實際利率法在損益表中確認入賬。

除非本集團有權無條件將債務結算日期遞延至結算日後至少十二個月，否則借款將被分類為流動負債。

2.18 借貸成本

建設任何限定資產所產生之借貸成本會於工程須竣工完成且資產可作擬訂用途之期間內撥充資本。

所有其他借貸成本均於發生期間內在損益表支銷。

2 重大會計策概要(續)

2.10財務資產(續)

當列為可供出售之證券被出售或減值，於權益內確認之累積公平值調整會計入損益表列為「投資證券之收益及虧損」。以實際利息法計算之可供出售證券會於損益表確認。在本集團收取款項之權利獲確立後，可供出售股本工具之股息會於損益表確認。

有價投資之公平值乃按現行買入價計算。倘財務資產(及非上市證券)之市場並不活躍，本集團會採用估值技術確立公平值。估值技術包括採用最近按公平原則進行之交易、參照大致上相同之其他工具、貼現現金流量分析、購股權定價模式、儘量利用市場投入數據並儘量避免依賴實體特定投入之數據。

本集團會於每個結算日評估是否存在客觀證據證明某項財務資產或某組財務資產出現減值。倘若歸類為可供出售的股本證券，於釐定證券有否出現減值時，會考慮證券公平值是否大幅或長時間下跌至低於其成本值。倘若存在任何證據顯示可供出售財務資產出現減值，則其累計虧損(按收購成本與當時公平值的差額，減該財務資產以往於損益表內確認的任何減值虧損計量)會自權益中撤銷，並於損益表內確認。於損益表內就權益性工具確認的減值虧損不會於損益表回撥。應收賬款之減值測試載述於附註2.14。

2.11發展中物業

於二〇〇五年一月一日前訂立之銷售協議

發展中物業按成本列賬，其中包括土地之成本、發展及建築開支、撥作資本之借貸成本及發展應佔之其他直接成本，加上計至當日按附註2.22(ii)所載基準確認之應佔盈利，減可預見虧損之撥備及已收之分期付款銷售額。

自二〇〇五年一月一日開始所訂立之銷售協議

發展中物業按成本(包括土地成本、發展及建設開支、撥充資本之借貸成本及發展應佔之其他直接成本減可預見虧損之撥備)列賬。發展中物業按成本及可變現淨值兩者間較低者列賬。可變現淨值指物業之可變現估計價格減相關開支。來自附帶業務之收入會於損益表確認。

2.12持有作出售用途之物業

持有作出售用途之物業按成本及可變現淨值兩者中之較低者列賬。成本包括土地成本、發展及建築費用、撥作資本之借貸成本及其他附帶費用。可變現淨值乃物業可變現之估計價格減有關費用。

2.13存貨

存貨按成本及可變現淨值兩者間之較低者列賬。成本以加權平均法予以釐定。製成品及在製品之成本包括原材料、直接工資、其他直接成本及相關生產間接成本(按一般經營能力計算)。存貨不包括借貸成本。可變現淨值指於日常業務過程中之估計售價減適用之可變銷售開支。

2 重大會計策概要(續)

2.10 財務資產(續)

(a) 按公平值計入損益之財務資產

此類別共有兩個分類：持作買賣之財務資產，以及於開始時指定按公平值計入損益表內之財務資產。倘主要用作短期出售或由管理層指定而收購之財務資產屬於此類別。除非衍生工具專門用作進行對沖，否則彼等會列作持作買賣之衍生工具。倘此類資產是持作買賣或預期於結算日起計之十二個月內變現，則會被列作流動資產。

(b) 貸款及應收款項

貸款及應收款項乃非衍生工具財務資產，連同並無於活躍市場上報價之固定或可予釐定之付款。貸款及應收款項計入流動資產內，惟到期日超過結算日後十二個月者除外。該等貸款及應收款項被列作非流動資產。貸款及應收款項於資產負債表內列作貿易及其他應收款項(附註2.14)。

(c) 持有至到期投資

持有至到期是非衍生財務資產，連同固定或可予釐定之付款，以及本集團管理層有意積極及有能力持至到期之固定到期項目。倘本集團出售持有至到期資產，除不重大數額外，整個類別均被禁止使用並須分類為可供出售用途。期內，本集團並無持有該類別之任何投資。

(d) 可供出售財務資產

持有至到期投資是非衍生財務資產，連同固定或可予釐定之付款，以及本集團管理層有意積極及有能力持有至到期之固定到期項目。期內，本集團並無持有該類別之任何投資。

定期買賣之投資會於交易日期(即本集團承諾買賣資產之日期)確認。所有並非按公平值計入損益之財務資產投資初步按公平值加交易成本確認。而按公平值計入損益之財務資產初步按公平值確認，而交易成本會於損益表中列作開支。倘從投資收取現金流量之權益已到期或已被轉讓，且本集團已將絕大部分之擁有權所有風險及回報轉讓，則可終止確認投資。

因「按公平值計入損益之財務資產」類別之公平值變動而產生之損益(包括利息及股息收入)會於其產生期間在損益表中列為「其他(虧損)／收益」。

以外幣為單位且列為可供出售之貨幣證券之公平值變動會在證券攤銷成本變動所引致之滙兌差額與證券賬面值之其他變動之間進行分析。滙兌差額會於損益表確認，賬面值之其他變動則會於權益內確認。列為可供出售之非貨幣證券之公平值變動會於權益內確認。

2 重大會計策概要(續)

2.8 商譽(續)

出售實體時之損益會包括與所出售實體有關之商譽賬面值。

商譽會分配至現金產生單位，以進行減值測試。該分配乃就預期於產生商譽的業務合併中受惠的現金產生單位或現金產生單位組合而作出。

2.9 非財務資產之減值

對因可使用年期不確定而不予攤銷的資產，則至少每年進行減值測試，並且當任何事件發生或環境變化顯示其賬面值可能無法收回時，亦會進行減值測試。對進行攤銷的資產，當任何事件發生或環境變化顯示其賬面值無法收回時，會對該等資產進行減值測試。若該項資產的賬面值超過其可收回金額時，會就其差額確認減值虧損。資產的可收回金額為公平值減出售成本與其可使用價值中較高者。評估資產減值時，資產按可單獨分辨的最小現金流量產生單位予以分類。除商譽以外的非財務資產出現減值時，可於每個報告日期考慮回撥。

2.10 財務資產

由二〇〇四年一月一日至二〇〇四年十二月三十一日：

本集團將其於證券的投資(於附屬公司、聯營公司及共同控制實體的投資除外)歸類為其他投資。

長期持有的其他投資乃按成本減累計減值虧損列賬。個別投資項目的賬面值於每個結算日檢討，以評定其公平值有否下跌至低於賬面值。倘某項投資出現非暫時性減值，則將該項投資的賬面值下調至公平值，而有關減值於損益表內確認為支出。倘若導致撇減或撇銷的情況及事件不再存在，且有可信證據顯示新出現的情況及事件將於可預見的將來持續，則將該項減值虧損從損益表中回撥。

倘本集團將於有關經營期間終止時交出投資之權利及權益，將會就攤銷作出撥備，以直線法於合營期間內撇銷其成本。其他投資之結果按已收取及應收取之股息之基準列賬。

由二〇〇五年一月一日起：

本集團將其財務資產分類為下列類別：按公平值計入損益表、貸款及應收款項、持至到期日及可供出售。分類視乎購入投資的目的而定。管理層會於初步確認時釐定其財務資產分類並於每個報告日期重新評估此項分類。

2 重大會計策概要(續)

2.7 投資物業(續)

於首次確認後，投資物業乃按公平值入賬。該等投資物業最少每年由外部估值師估值一次。公平值是根據活躍市場價格，若有需要，將根據個別資產的性質、地區分佈或狀況作出調整。倘未能獲取有關資料，外部估值師會採用其他估值法，例如較不活躍市場的近期價格或貼現現金流量預測。倘重新發展持續作投資物業用途或所在市場變得較不活躍的投資物業，繼續按公平值入賬。

投資物業的公平值反映(其中包括)，當前的租金收入及根據當前的市場情況假設未來的租金收入。

公平值反映，根據相同的基礎，任何與相關投資物業可預見的現金流出。該等流出部分確認為負債(包括有關分類為投資物業的土地的融資租約負債)；其他(包括或然租金付款)則不會於財務報表確認。

其後開支僅於當與項目有關的未來經濟利益很有可能會流入本集團，且項目成本能夠可靠地計量，方會增加資產的賬面值。所有其他維修及保養成本於產生的財政期間自損益表扣除。

直至二○○四年十二月三十一日，重估增值計入投資物業重估儲備。重估減值首先按組合基準與先前之重估增值對銷，然後扣除自經營盈利。其後任何增值計入經營盈利，但以過往扣除之款額為限。由二○○五年一月一日起，公平值之變動於損益表確認。

如投資物業變成由集團旗下公司佔用，則重新分類為物業、廠房及設備，而就會計目的，其於重新分類日期之公平值成為其成本值。作投資物業用途之興建中或發展中物業分類為物業，並以成本列值，直至完成興建或發展時則重新分類，其後以投資物業入賬。

倘物業、廠房及設備項目因用途改變而成為投資物業，則此項目於轉讓日期之賬面值與公平值之差額根據香港會計準則第16號會於權益中列作物業、廠房及設備之重估。然而，倘公平值收益抵銷先前之減值虧損，則該收益於損益表內確認。

根據香港財務報告準則第5號，持有作出售而不予重新發展之投資物業列為持有作出售之其他資產。

2.8 商譽

商譽指於收購日期，收購成本超過本集團應佔所收購附屬公司／聯營公司／共同控制實體可識別資產淨值的公平值的差額。收購附屬公司時產生的商譽會計入無形資產。收購聯營公司及共同控制實體時產生之商譽會分別計入聯營公司之權益及共同控制實體之權益。

直至二○○四年十二月三十一日，商譽乃按直線基準於其5至10年估計經濟年期攤銷。由二○○五年一月一日起，本集團終止攤銷商譽。獨立確認之商譽會每年及在減值跡象出現時，進行減值測試。而獨立確認之商譽會按成本減累積減值虧損列賬。

2 重大會計策概要(續)

2.5 收費公路及橋樑之權益

收費公路及橋樑之權益包括有形基本建設及無形經營權。有形基本建設之折舊乃根據資產可使用期內於指定期間之車流量除以預測總流量為基準，按單位使用基準撇銷彼等之成本計算。集團會定期審閱於各資產可使用期各有形基本建設之預測總流量及(如適用)考慮所取得之獨立專業交通調查。倘出現重大變動，則會作出適當調整。有形經營權之攤銷乃根據持有經營權之期間按直線法除以20至30年計算撥備。

2.6 物業、廠房及設備

樓宇主要包括辦公樓。物業、廠房及設備按歷史成本減折舊及減值虧損列賬。歷史成本包括收購項目的直接開支。

結算日後成本僅在本集團可能獲得與該項目有關的未來經濟利益及該項目的成本能可靠計算時，計入資產賬面值或確認為獨立資產(如適用)。所有其他維修及保養費用於產生的財政期間內於損益表列作開支。

物業、廠房及設備採用直線法在其預計使用年期(如下)將成本分配至其剩餘價值計算折舊：

一樓宇	25至50年
一廠房、機器及工具	3至30年
一租賃裝修、傢俱、裝置及辦公樓設備	3至5年
一汽車	5年

資產的剩餘價值及使用年期於各結算日予以審閱及調整(如適用)。

如資產的賬面值較其估計可收回金額為高，則將資產的賬面值即時撇減至其可收回金額(附註2.9)。

出售盈虧乃比較所得款項與賬面值而釐定。

2.7 投資物業

持有長期租賃或資本增值或上述兩種目的及並非由經合併集團旗下公司佔用的物業，則入賬列作投資物業。

投資物業包括根據經營租賃持有的土地及根據融資租賃持有的樓宇。

倘根據經營租賃持有的土地符合投資物業的其他定義，則分類及入賬列作投資物業。有關經營租賃亦作為融資租賃處理。

投資物業最初按成本入賬，包括相關交易成本。

2 重大會計策概要(續)

2.4 外幣換算

(a) 功能及呈列貨幣

本集團旗下各實體的財務報表所列項目均採用有關實體經營所在的主要經濟環境的通用貨幣(「功能貨幣」)為計算單位。綜合財務報表以港元列賬，即本公司之功能及呈列貨幣。

(b) 交易及結餘

外幣交易均按交易當日的匯率折算為功能貨幣。此等交易結算以及按年結日的匯率折換外幣資產及負債而產生的匯兑收益及虧損，均於損益表內確認，但符合資格成為現金流量對沖或投資淨額對沖之項目，則於權益列為遞延項目。

以外幣為單位及列為可供出售之貨幣證券之公平值轉變將在其證券攤銷成本轉變產生之滙兑差額及其他證券賬面值轉變之間予以分析。滙兑差額會在損益表內確認，而其他賬面值之轉變則在權益中確認。

非貨幣性財務資產及負債之滙兑差額將以公平值盈虧之一部分列賬。非貨幣性財務資產及負債(如持有按公平值計入損益之權益)之滙兑差額以公平值盈虧之一部分列入損益表中。非貨幣性項目(如列為可供出售的財務資產的股權工具)的匯兑差額列入權益中的公平值儲備。

(c) 集團公司

集團旗下所有實體(全部均非採用高通脹經濟體系的貨幣)的功能貨幣倘有別於呈列貨幣，其業績及財務狀況須按如下方式兑換為呈列貨幣：

(i) 各資產負債表所列的資產及負債按其結算日的收市匯率換算；

(ii) 各損益表所列的收支按平均匯率換算，除非此平均匯率不足以合理地概括反映交易日期適用匯率的累積影響，在此情況下，收支則按交易日期的匯率換算；及

(iii) 一切因此而產生的匯兑差額均確認為權益的一個獨立組成部份入賬。

在綜合賬目時，因換算海外實體的投資淨額及借貸及指定作有關投資之對沖之其他貨幣工具而產生的匯兑差額須撥入股東權益處理。當出售某項海外業務時，過往計入權益的匯兑差額須列入損益表確認，作為出售業務的部份收益或虧損處理。

收購海外實體所產生的商譽及公平值調整列作有關海外實體的資產及負債，並按收市匯率兑換。

2 重大會計策概要（續）

(c) 聯營公司

聯營公司乃本集團對其擁有重大影響力但非控制權之所有實體，一般附帶介乎20%至50%投票權之持股量。於聯營公司之投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括於收購時已識別之商譽（扣除任何累積減值虧損）（見附註2.8）。

本集團應佔收購後的聯營公司的盈利或虧損於損益表內確認，而其應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計的收購後儲備變動而作出調整。當本集團應佔聯營公司虧損相當於或多於其於聯營公司之權益時（包括任何其他無抵押應收款項），本集團不會確認日後虧損，除非其已代表聯營公司履行承擔或作出付款。

本集團與其聯營公司之間之交易產生之未變現收益，按本集團在該等公司之權益抵銷。除非交易提供證據證明所轉移之資產出現減值，否則未變現虧損亦應予抵銷。聯營公司之會計政策已在需要時作出改變，以確保與本集團採納者一致。

(d) 合營企業

共同控制實體乃合營企業，據此，本集團與其他各方經營一項由各方共同控制之經濟活動，而參與方概無任何一方可單獨控制該項經濟活動。於共同控制實體之投資乃以權益會計法處理，最初按成本入賬。本集團於共同控制實體之投資包括於收購時已識別之商譽（扣除任何累積減值虧損）（見附註2.8）。

本集團應佔收購後共同控制實體盈利或虧損於損益表內確認，而其應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計的收購後儲備變動而作出調整。當本集團應佔共同控制實體虧損相當於或多於其於該共同控制實體之權益時（包括其他任何無抵押應收款項）時，本集團不會確認日後虧損，除非其已代表共同控制實體履行承擔或作出付款。

本集團與其共同控制實體之間之交易產生之未變現收益，按本集團在該共同控制實體之權益抵銷。除非交易提供證據證明所轉移之資產出現減值，否則未變現虧損亦應予抵銷。共同控制實體之會計政策已在需要時作出改變，以確保與本集團採納者一致。

2.3 分類呈報

業務分類指從事提供產品或服務的一組資產及業務，而該組資產及業務的風險及回報有別於其他業務分類。地區分類指在某一特定經濟環境下從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境經營的分類不同。

2 重大會計策概要(續)

2.2 綜合賬目

綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止之財務報表。

(a) 附屬公司

凡本公司直接或間接控制董事會的組成、擁有過半數投票權或持有過半數已發行股本的公司，均為附屬公司。

附屬公司在控制權轉移至本集團當日全面綜合入賬。附屬公司在控制權終止當日起終止綜合入賬。

本集團採用收購會計法為本集團所收購的附屬公司列賬。收購成本為於交易當日所獲資產的公平值、所發行的股本工具及所產生或承擔的負債，加上直接歸屬予收購事項的成本。在商業合併過程中所收購的可識別資產、所承擔的負債及或然負債，均於收購當日按其公平值作出初步計量，而毋須計及任何少數股東權益。收購成本超出本集團應佔所收購的可識別淨資產的差額乃列作商譽。倘收購成本低於所收購附屬公司淨資產的公平值，則有關差額將直接在損益表內確認(見附註2.8)。

公司間交易、集團內公司間的交易結餘及未變現收益已對銷。除非交易顯示已轉讓資產出現減值，否則未變現虧損亦會對銷。附屬公司的會計政策已作出必要更改，確保與本集團採納的會計政策一致。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

(b) 與少數股東權益之交易

本集團政策是將與少數股東進行之交易視作本集團之對外交易。向少數股東權益出售而令本集團出現之收益及虧損，均計入損益表。向少數股東權益購買而產生之商譽，即任何已付代價超出應佔所收購附屬公司資產淨值賬面值之間的差額，直接於損益表確認。

2 重大會計策概要(續)

2.1 編製基準(續)

(e) 尚未生效的已公佈準則的準則、詮釋及修訂

本集團必須於二〇〇六年一月一日開始或往後的會計期間應用而未有提早應用的若干已頒佈新準則、對現行準則的詮釋及修訂如下：

- 香港會計準則第19號(修訂本)— 僱員福利(自二〇〇六年一月一日起生效)。此項修訂引入確認精算損益的其他方法。倘多重僱主計劃的資料不足以應用界定福利會計處理方法，則可能須施加額外確認規定。此項修訂亦增添新披露規定。由於本集團不擬更改就確認精算損益所採納的會計政策，且並無參與任何多重僱主計劃，故採納此項修訂將僅影響財務報表呈報的形式及披露內容。本集團將自二〇〇六年一月一日開始的年度期間採納是項修訂。

- 香港會計準則第39號(修訂本)— 選擇以公平值入賬(自二〇〇六年一月一日起生效)。此項修訂更改分類為按公平值計入損益的財務工具的定義，並限制指定財務工具作為此種類別的一部分。本集團相信，由於本集團應可就按公平值計入損益的指定財務工具遵守經修訂準則，故此是項修訂將不會對財務工具的分類構成重大影響。本集團將自二〇〇六年一月一日開始的年度期間採納是項修訂。

- 香港財務報告準則第7號—財務工具：披露以及香港會計準則第1號的補充修訂—財務報表呈報－資本披露(自二〇〇七年一月一日起生效)。香港財務報告準則第7號載有新披露規定以改善就財務工具披露的資料。此項修訂規定披露公司所承受財務工具產生的風險的質量及數量資料，包括有關信貸風險、流通量風險及市場風險的指定最低披露項目，以及市場風險相關的敏感資料分析。此項修訂取代香港會計準則第30號— 銀行及同類財務機構財務報表披露，以及香港會計準則第32號—財務工具：披露及呈報。此項修訂適用於所有根據香港財務報告準則作出報告的實體。香港會計準則第1號的修訂須包括披露實體的資金水平，以及其管理資本方法。本集團已評估香港財務報告準則第7號的影響及香港會計準則第1號修訂，並認為主要增加的披露為市場風險的敏感資料分析以及修訂香港會計準則第1號後所規定的資本披露。本集團將自二〇〇七年一月一日開始的年度期間採納香港財務報告準則第7號及香港會計準則第1號的修訂。

- 香港財務報告準則－詮釋第4號—釐定安排是否包括租賃(自二〇〇六年一月一日起生效)。香港財務報告準則-詮釋4規定根據安排的內容釐定安排是否包括租賃。此項準則須評估：(a)達成安排是否須視乎使用某一特定資產或多項資產(該資產)；及(b)該項安排是否附帶使用該項資產的權利。本集團現正評估香港財務報告準則－詮釋第4號對本集團業務構成的影響。

2 重大會計策概要(續)

2.1 編製基準(續)

(d) 會計政策變動對本公司截至二〇〇四年及二〇〇五年十二月三十一日止年度的影響

以下是上述會計政策變動對個別會計項目的影響：

	採納香港財務報告準則第2號的影響 千港元
增加／(減少)	
截至二〇〇四年十二月三十一日止年度的損益表項目	
行政開支	12,788
年內盈利	(12,788)
於二〇〇四年十二月三十一日的資產負債表項目	
於附屬公司的投資	10,360
資產淨值	10,360
其他儲備	26,635
保留盈利	(16,275)
總權益	10,360
截至二〇〇五年十二月三十一日止年度的損益表項目	
行政開支	11,731
年內盈利	(11,731)
於二〇〇五年十二月三十一日資產負債表項目	
於附屬公司的投資	21,153
資產淨值	21,153
其他儲備	49,159
保留盈利	(28,006)
總權益	21,153

2 重大會計策概要(續)

2.1 編製基準(續)

(c) 截至二〇〇五年十二月三十一日止年度的會計政策變動對本集團的影響

以下是上述會計政策變動對個別會計項目的影響：

增加／(減少)	採納香港會計準則第17號的影響 千港元	採納香港會計準則第32及第39號的影響 千港元	採納香港會計準則－詮釋第21號的影響 千港元	採納香港財務報告準則第2號的影響 千港元	採納香港－詮釋第3號的影響 千港元	採納香港財務報告準則第3號的影響 千港元	採納香港會計準則第16號的影響 千港元	總計 千港元
截至二〇〇五年十二月三十一日止年度的損益表項目								
收益	—	—	—	—	(643,364)	—	1,897	(641,467)
銷售成本	103,869	—	—	—	(445,154)	15,653	—	(325,632)
行政開支	—	—	—	22,524	—	—	—	22,524
理財成本	—	15,620	—	—	—	—	—	15,620
稅項	(66,494)	—	(3,503)	—	(65,409)	—	—	(135,406)
少數股東權益	(2,980)	—	575	—	—	—	—	(2,405)
本公司權益持有人	(34,395)	(15,620)	2,928	(22,524)	(132,801)	(15,653)	1,897	(216,168)
每股盈利								
－基本(港仙)	(0.54)	(0.24)	0.05	(0.35)	(2.08)	(0.24)	0.03	(3.38)
－攤薄(港仙)	(0.53)	(0.24)	0.05	(0.35)	(2.05)	(0.24)	0.03	(3.33)
於二〇〇五年十二月三十一日的資產負債表項目								
物業、廠房及設備	(68,330)	—	—	—	—	—	—	(68,330)
租賃土地及土地使用權								
－非即期部分	4,372,994	—	—	—	—	—	—	4,372,994
其他無形資產	—	—	—	—	—	511,086	—	511,086
可供出售的財務資產	—	354,912	—	—	—	—	—	354,912
其他投資	—	(161,991)	—	—	—	—	—	(161,991)
發展中物業	(8,206,652)	—	—	—	394,015	—	29,644	(7,782,993)
持有作出售的物業	(150,533)	—	—	—	59,700	—	—	(90,833)
應收賬款	—	—	—	—	(643,364)			(643,364)
租賃土地及土地使用權								
－即期部分	3,190,945	—	—	—	—	—	—	3,190,945
資產總值	(861,576)	192,921	—	—	(189,649)	511,086	29,644	(317,574)
遞延稅項負債	—	75,573	(215,491)	—	—	—	—	(139,918)
應付稅項	(354,203)	—	—	—	(65,408)	—	—	(419,611)
其他長期貸款	—	(15,620)	—	—	—	—	—	(15,620)
總負債	(354,203)	59,953	(215,491)	—	(65,408)	—	—	(575,149)
資產淨值	(507,373)	132,968	215,491	—	(124,241)	511,086	29,644	257,575
儲備	(478,542)	129,267	205,733	—	(124,241)	505,446	29,644	267,307
少數股東權益	(28,831)	3,701	9,758	—	—	5,640	—	(9,732)
總權益	(507,373)	132,968	215,491	—	(124,241)	511,086	29,644	257,575

2 重大會計策概要（續）

2.1 編製基準（續）

(b) 截至二〇〇四年十二月三十一日止年度的會計政策變動對本集團的影響

以下是上述會計政策變動對個別會計項目的影響：

	採納香港會計準則第17號的影響 千港元	採納香港會計準則－詮釋第21號的影響 千港元	採納香港財務報告準則第2號的影響 千港元	採納香港會計準則第16號的影響 千港元	總計 千港元
增加／（減少）					
截至二〇〇四年十二月三十一日止年度的損益表項目					
收益	—	—	—	2,465	2,465
銷售成本	108,692	—	—	—	108,692
行政開支	1,683	—	22,619	—	24,302
税項	(69,582)	245	—	—	(69,337)
少數股東權益	(3,118)	13	—	—	(3,105)
本公司權益持有人應佔純利	(37,675)	(258)	(22,619)	2,465	(58,087)
每股盈利					
－基本（港仙）	(0.60)	(0.00)	(0.35)	0.04	(0.91)
－攤薄（港仙）	(0.59)	(0.00)	(0.35)	0.04	(0.90)
於二〇〇四年十二月三十一日的資產負債表項目					
物業、廠房及設備	(89,973)	—	—	—	(89,973)
租賃土地及土地使用權－非即期部分	4,778,439	—	—	—	4,778,439
於共同控制實體的權益	(3,282)	—	—	—	(3,282)
發展中物業	(7,986,404)	—	—	27,747	(7,958,657)
持有作出售的物業	(885,501)	—	—	—	(885,501)
租賃土地及土地使用權－即期部分	3,429,014	—	—	—	3,429,014
資產總值	(757,707)	—	—	27,747	(729,960)
遞延税項負債	(287,709)	(212,038)	—	—	(499,747)
負債總額	(287,709)	(212,038)	—	—	(499,747)
資產淨值	(469,998)	212,038	—	27,747	(230,213)
儲備	(444,147)	202,805	—	27,747	(213,595)
少數股東權益	(25,851)	9,233	—	—	(16,618)
總權益	(469,998)	212,038	—	27,747	(230,213)

2 重大會計策概要(續)

2.1 編製基準(續)

(a) 採納新訂香港財務報告準則的影響(續)

會計政策的所有變動已根據各項準則的過渡條文(如適用)作出變更。本集團所採納的一切準則均須追溯應用，惟以下各項除外：

- 香港會計準則第16號－於資產置換交易中購入物業、廠房及設備項目的首次計量，僅就該準則生效期以後進行的交易按公平值列賬；
- 香港會計準則第21號－規定會計商譽及公平值調整作為海外業務的一部分須就該準則生效期以後應用；
- 香港會計準則第32號及第39號－根據此準則，不准許按追溯基準確認、終止確認及計量財務資產及負債。本集團就二○○四年比較資料的其他投資應用先前香港會計實務準則第24號「證券投資的會計處理方法」。會計實務準則第24號與香港會計準則第39號的會計差異須作出的調整於二○○五年一月一日釐定及確認；
- 香港會計準則第40號－鑒於本集團已採納公平值模式，本集團毋須重列比較資料。任何調整(包括重新分類於投資物業重估增值盈餘)已於二○○五年一月一日的保留盈利中作出相應的調整；
- 香港會計準則－詮釋第15號－並無規定於二○○五年一月一日前開始的租賃優惠須予確認；
- 香港財務報告準則第2號－只會追溯應用於二○○二年十一月七日後授出但非於二○○五年一月一日歸屬的所有股本工具；
- 香港財務報告準則第3號－在採納日期後採用，不須追溯；及
- 香港－詮釋第3號允許追溯應用。

2 重大會計策概要(續)

2.1 編製基準(續)

(a) 採納新訂香港財務報告準則的影響(續)

採納香港財務報告準則第2號導致有關以股份支付的款項的會計政策有所變動。直至二〇〇四年十二月三十一日，向僱員授出購股權無需在損益表內列作開支。本集團自二〇〇五年一月一日起將購股權成本於損益表列作開支。作為過渡性條文，於二〇〇二年十一月七日後授出但非於二〇〇五年一月一日歸屬的購股權成本已於有關期間的損益表內追溯列作開支(附註2.20)。

採納香港財務報告準則第3號、香港會計準則第36號及香港會計準則第38號導致商譽及負商譽的會計政策有所變動。直至二〇〇四年十二月三十一日，商譽於最長20年內按直線法攤銷，並於各結算日評定是否有減值跡象；於收購日期非涉及任何可識別未來虧損或開支且不超逾所收購非貨幣資產公平值的負商譽，於使用該等資產的年期內在損益表確認。香港財務報告準則第3號的過渡性條文允許在不適用於本集團的若干情況下追溯應用此項新政策，因此二〇〇四年的比較數字未能反映此項變動的影響。根據香港財務報告準則第3號的條文，本集團自二〇〇五年一月一日起終止商譽攤銷，而於二〇〇四年十二月三十一日的累積攤銷已與商譽成本的相應減值所撇銷。由截至二〇〇五年十二月三十一日止年度起，商譽會每年進行減值測試，如有跡象出現減值，則於收購日期本集團所佔被收購附屬公司／業務的可識別資產淨值權益超出收購成本的差額於損益表確認。於二〇〇四年十二月三十一日的負商譽約526,739,000港元已於二〇〇五年一月一日轉撥往保留盈利。

本集團已按照香港會計準則第38號的條文重新評估無形資產的可使用年期。本項重新評估並無導致作出任何調整。

採納香港－詮釋第3號導致有關因出售物業而產生的收益確認有所變動。有關收益僅於完成相關出售協議時，即物業落成並交付買方時確認。直至二〇〇四年十二月三十一日，因出售發展中物業所得的收益按完工進度法確認，而出售其他物業則於簽訂買賣協議時確認。過渡性條文允許追溯應用此項新政策。然而，由於管理層認為反映追溯影響乃不切實際，故本集團決定於二〇〇五年一月一日起開始應用此項準則。

2 重大會計策概要(續)

2.1 編製基準(續)

(a) 採納新訂香港財務報告準則的影響(續)

採納香港會計準則第16號導致有關於物業施工前或期間產生的附帶業務所得租金收入的會計政策有所變動。於施工前或期間產生的附帶業務所得租金收入須於損益表確認。本集團已追溯應用此項新政策，因此二○○四年的比較數字已反映上述變動的追溯影響。

採納香港會計準則第17號，導致有關租賃土地及土地使用權須由發展中物業、持作出售物業及物業、廠房及設備重新分類為經營租賃的會計政策改變。就租賃土地及土地使用權的一次性預付款項於租賃期內按直線法於損益表中列作支出，如其出現減值，則將其減值部分於損益表中列作支出。發展中物業施工期產生的租賃付款攤銷會資本化為發展中物業的一部分。於以往年度，計入租賃土地及樓宇的租賃土地乃按成本減累積折舊及累積減值入賬；計入發展中物業及持作出售物業的土地使用權乃按成本與可變現淨值的較低者入賬。過渡性條文規定此項新政策須追溯應用，因此已重列二○○四年的比較數字，以反映上述變動的追溯影響。

採納香港會計準則第32、39號及39號(修訂)導致有關財務資產公平值計入損益的財務資產及可供出售財務資產的分類的會計政策改變。此亦導致衍生財務工具按公平值的確認以及對沖活動的確認及計量有所改變。

採納經修訂的香港會計準則第40號導致有關投資物業的會計政策出現變動，公平值的變動自二○○五年一月一日起於損益表記錄。於過往年度，公平值的增加計入投資物業重估儲備，公平值的減少則首先抵銷較早前物業組合估值的增加，餘額則於損益表列作開支。

採納經修訂香港會計準則－詮釋第21號，致使重估投資物業所產生的遞延稅項負債計算方式涉及的會計政策有所變動。該等遞延稅項負債乃按透過使用而收回該資產賬面值引致的稅務影響作出計算。於過往年度，該項資產賬面值乃預期透過出售而收回。過渡性條文規定此項新政策須追溯應用，因此已重列二○○四年的比較數字，以反映上述變動的追溯影響。

2 重大會計策概要(續)

2.1 編製基準(續)

(a) 採納新訂香港財務報告準則的影響

於二○○五年,本集團採納以下與業務相關的新訂/經修訂香港財務報告準則及詮釋。二○○四年的比較數字已按需要根據有關規定作出修訂。

香港會計準則第1號	財務報表的呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計的變動及差錯
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	匯率變動的影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士的披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	聯營公司的投資
香港會計準則第31號	合營企業的投資
香港會計準則第32號	財務工具:披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	財務工具:確認及計量
香港會計準則第39號-修訂	財務資產及財務負債的過渡及初步確認
香港會計準則第40號	投資物業
香港會計準則-詮釋第15號	經營租賃-獎勵
香港會計準則-詮釋第21號	所得税-已重估不可折舊資產的收回
香港財務報告準則第2號	以股份支付的款項
香港財務報告準則第3號	企業合併
香港財務報告準則第5號	持作出售的非流動資產及終止經營業務
香港-詮釋第3號	收益-銷售發展中物業的預售合約
香港-詮釋第4號	租賃-釐定香港土地租賃有關的租賃期限

採納新訂/經修訂香港會計準則第1號、第2號、第7號、第8號、第10號、第21號、第23號、第24號、第27號、第28號、第31號、第33號、香港會計準則-詮釋第15號、香港財務報告準則第5號及香港-詮釋第4號並無對本集團的會計政策造成重大變動。概括而言:

- 香港會計準則第1號已影響少數股東權益、分佔聯營公司及共同控制實體除稅後淨業績及其他披露的呈列。

- 香港會計準則第2號、第7號、第8號、第10號、第23號、第27號、第28號、第31號、第33號、香港會計準則-詮釋第15號及香港-詮釋第4號對本集團的政策並無重大影響。

- 香港會計準則第21號對本集團的政策並無重大影響。各合併實體的功能貨幣已根據經修訂準則的指引重新評估。

- 香港會計準則第24號對關連人士的識別及若干其他關連人士資料披露有所影響。

- 香港財務報告準則第5號對非流動資產的分類及重估有所影響。

1 一般資料

越秀投資有限公司(「本公司」)及其附屬公司(合稱「本集團」)主要從事發展、經營及管理收費公路及橋樑;發展、出售及管理物業及持有投資物業;製造及銷售新聞紙。本集團之業務主要位於香港及中國內地(「中國」)。年內,本集團出售中國若干附屬公司,有關詳情於附註35中披露。

本公司為於香港註冊成立之有限公司,其註冊辦事處位於香港灣仔駱克道160號越秀大廈26樓。

本公司於香港聯合交易所有限公司上市。

除另有指明外,該等綜合財務報表均以千港元(千港元)呈列。該等綜合財務報表已於二○○六年四月二十五日獲董事會批准刊行。

2 重大會計策概要

編製該等綜合財務報表所應用的主要會計政策載於下文。除另有列明外,該等政策已貫徹應用於所有呈報年度。

2.1 編製基準

本集團的綜合財務報表已按照由香港會計師公會頒佈的香港財務報告準則(「香港財務報告準則」)編製。綜合財務報表乃採用歷史成本慣例編製,並經樓宇重估及按公平值計入損益的財務資產及負債(包括衍生金融工具)(按公平值列賬)作出調整。

編製符合香港財務報告準則的財務報表需要運用若干重要的會計估計,亦同時需要管理層在採用本公司的會計政策過程中作出判斷。涉及很大程度的判斷及複雜性的範疇或對該等財務報表有重大影響的假設及估計的範疇已於附註4中披露。

綜合權益變動表

截至二○○五年十二月三十一日止年度

	附註	歸於本公司權益持有人 股本 千港元	儲備 千港元	少數股東權益 千港元	總計 千港元
於二○○四年一月一日之結餘（如前所述為權益）		624,872	6,344,488	—	6,969,360
於二○○四年一月一日之結餘（如前所述為單列為少數股東權益）		—	—	3,374,822	3,374,822
租賃土地及土地使用權攤銷	31	—	(406,472)	(22,733)	(429,205)
就投資物業重估所產生遞延稅項作出之調整	31	—	203,063	9,220	212,283
就來自附帶業務之租金收入資本化為發展中物業作出之調整	31	—	25,282	—	25,282
於二○○四年一月一日之結餘，經重列		624,872	6,166,361	3,361,309	10,152,542
匯兌差額	31	—	(1,588)	(2,066)	(3,654)
於視為出售附屬公司若干權益時撥回儲備	31	—	(3)	799	796
於出售持有作銷售之物業時撥回儲備	31	—	(30,675)	—	(30,675)
商譽減值撥備	31	—	43,533	—	43,533
直接在權益中確認之收入／(開支)淨額		—	11,267	(1,267)	10,000
年內盈利	31	—	272,736	277,842	550,578
截至二○○四年十二月三十一止年度已確認收入總額		—	284,003	276,575	560,578
僱員購股權計劃 － 僱員服務價值	31	—	22,619	—	22,619
發行股本	31	10,288	33,355	—	43,643
附屬公司少數股東之出資額		—	—	4,476	4,476
視為收購附屬公司		—	—	27,822	27,822
已付股息	31	—	(120,792)	(218,993)	(339,785)
		10,288	(64,818)	(186,695)	(241,225)
於二○○四年十二月三十一日之結餘		635,160	6,385,546	3,451,189	10,471,895

綜合權益變動表

截至二〇〇五年十二月三十一日止年度

	附註	歸於本公司權益持有人 股本 千港元	歸於本公司權益持有人 儲備 千港元	少數股東權益 千港元	總計 千港元
於二〇〇五年一月一日之結餘(如前所述為權益)		635,160	6,599,141	—	7,234,301
於二〇〇五年一月一日之結餘 (如前所述為單列為少數股東權益)		—	—	3,467,807	3,467,807
租賃土地及土地使用權攤銷	31	—	(444,147)	(25,851)	(469,998)
就投資物業重估所產生遞延稅項作出之調整	31	—	202,805	9,233	212,038
就來自附帶業務之租金收入資本化為發展中物業作出之調整		—	27,747	—	27,747
於二〇〇五年一月一日之結餘，經重列		635,160	6,385,546	3,451,189	10,471,895
採納香港會計準則第39號作出之年初結餘	31	—	168,424	18,020	186,444
採納香港財務報告準則第3號之年初調整	31	—	521,099	5,640	526,739
作出年初調整後於二〇〇五年一月一日之結餘，經重列		635,160	7,075,069	3,474,849	11,185,078
匯兑差額	31	—	228,439	66,668	295,107
視為出售附屬公司若干權益時撥回儲備	31	—	34	2,071	2,105
可供出售之財務資產之公平值減少	31	—	(28,893)	(24,583)	(53,476)
少數股東權益貸款之公平值調整	31	—	5,356	10,264	15,620
直接在權益中確認之收入淨額		—	204,936	54,420	259,356
年內盈利	31	—	2,527,765	355,908	2,883,673
截至二〇〇五年十二月三十一日止年度已確認收入總額		—	2,732,701	410,328	3,143,029
僱員購股權計劃 — 僱員服務價值	31	—	22,524	—	22,524
發行股本	31	16,734	72,540	—	89,274
已付股息	31	—	(165,967)	(154,106)	(320,073)
收購附屬公司之額外權益		—	—	(180,345)	(180,345)
		16,734	(70,903)	(334,451)	(388,620)
於二〇〇五年十二月三十一日之結餘		651,894	9,736,867	3,550,726	13,939,487

截至二〇〇五年十二月三十一日止年度

	附註	二〇〇五年 千港元	二〇〇四年 重列 千港元
經營業務產生之現金流入淨額	34(a)	**1,529,085**	1,409,488
收取利息		**52,107**	35,970
支付利息		**(335,342)**	(167,911)
支付香港利得稅		**(7,518)**	(1,558)
支付中國企業所得稅		**(158,402)**	(118,244)
經營業務所得之現金流入淨額		**1,079,930**	1,157,745
投資業務			
收取共同控制實體及聯營公司之股息		**53,229**	94,060
收取其他投資之股息		**—**	14,904
於收費公路及橋樑之投資		**—**	(3,121)
購買物業、廠房及設備、物資物業及租賃土地及土地使用權		**(859,536)**	(202,338)
出售物業、廠房及設備		**25,210**	39,972
收購附屬公司		**—**	2,339
收購於附屬公司之額外權益	34(b)	**(86,109)**	—
出售附屬公司之若干權益	35	**2,768,105**	—
發行附屬公司股份		**664**	315
注資於共同控制實體		**(53,846)**	(82,160)
出售部分共同控制實體		**51,853**	—
購買其他投資		**—**	(1,496)
聯營公司及共同控制實體還款／(提供之墊款)		**47,856**	(5,124)
已質押的銀行存款增加		**(94,145)**	(70,747)
投資業務之現金流入／(流出)淨額		**1,853,281**	(213,396)
理財活動			
發行普通股		**89,274**	43,643
附屬公司少數股東之出資額		**—**	4,476
聯營公司(還款)／(提供之墊款)		**(32,095)**	48,031
新借銀行貸款		**5,683,518**	932,996
償還銀行貸款		**(5,909,875)**	(1,801,602)
新借其他貸款		**48**	170,049
償還其他貸款		**(51,202)**	(231,818)
已付股息		**(165,967)**	(120,792)
已付附屬公司少數股東股息		**(154,106)**	(218,993)
理財項目產生之現金流出淨額		**(540,405)**	(1,174,010)
現金及現金等價物之增加／(減少)		**2,392,806**	(229,661)
年初之現金及現金等價物		**806,147**	1,035,808
年終之現金及現金等價物		**3,198,953**	806,147
現金及現金等價物結餘分析			
銀行結餘及現金		**3,226,238**	830,910
銀行透支		**(27,285)**	(24,763)
		3,198,953	806,147

資產負債表

二〇〇五年十二月三十一日

	附註	二〇〇五年 千港元	二〇〇四年 重列 千港元
資產			
非流動資產			
物業、廠房及設備	17	**11,060**	12,263
投資物業	18	**10,500**	10,300
於附屬公司之投資	20	**10,228,835**	9,968,046
		10,250,395	9,990,609
流動資產			
其他應收款項、預付款項及按金		**20,524**	30,595
銀行及現金結餘	27	**1,499,622**	39,832
		1,520,146	70,427
負債			
流動負債			
應付附屬公司款項	20	**30,968**	377,464
其他應付款項及應計費用		**63,241**	39,441
應付最終控股公司款項	41	**164,889**	—
應付有關連公司款項	41	**2,044**	—
借款	32	**291,573**	633,960
		552,715	1,050,865
流動資產／(負債)淨額		**967,431**	(980,438)
資產總值減流動負債		**11,217,826**	9,010,171
非流動負債			
借款	32	**1,589,096**	2,316,646
淨資產		**9,628,730**	6,693,525
權益			
股本	29	**651,894**	635,160
其他儲備	31	**5,864,247**	5,769,183
保留盈利			
一 擬派股息	31	**467,041**	57,266
一 其他	31	**2,645,548**	231,916
股東資金		**9,628,730**	6,693,525

代表董事會

陳光松
董事

唐壽春
董事

綜合資產負債表

二〇〇五年十二月三十一日

	附註	二〇〇五年	二〇〇四年 重列
		千港元	千港元
流動資產淨值		**4,543,192**	2,398,590
資產總值減流動負債		**20,118,115**	17,640,839
非流動負債			
借款	32	**3,953,242**	4,038,412
遞延税項負債	33	**2,225,426**	3,130,532
		6,178,668	7,168,944
淨資產		**13,939,487**	10,471,895
權益			
本公司權益持有人應佔資本及儲備			
股本	29	**651,894**	635,160
其他儲備	31	**6,270,299**	5,770,281
保留盈利			
一擬派股息	31	**467,041**	57,266
一其他	31	**2,999,527**	557,999
		10,388,761	7,020,706
少數股東權益		**3,550,726**	3,451,189
總權益		**13,939,487**	10,471,895

代表董事會

陳光松	**唐壽春**
董事	*董事*

綜合資產負債表

二○○五年十二月三十一日

	附註	二○○五年 千港元	二○○四年 重列 千港元
資產			
非流動資產			
於收費公路及橋樑之權益	16	**1,980,017**	2,040,020
負商譽		**—**	(526,739)
物業、廠房及設備	17	**1,614,567**	1,351,352
投資物業	18	**3,301,437**	4,775,305
租賃及土地使用權	19	**4,372,994**	4,778,439
於共同控制實體之權益	21及41	**685,729**	643,435
於聯營公司之權益	22及41	**3,089,126**	1,757,991
遞延稅項資產	33	**67,980**	56,199
應收賬款－非即期部分		**108,201**	104,900
可供出售之財務資產	23	**354,912**	—
其他投資		**—**	261,347
		15,574,963	15,242,249
流動資產			
發展中物業	24	**2,668,674**	2,343,360
持有作出售之物業	24	**682,448**	1,304,257
租賃土地及土地使用權	19	**3,190,945**	3,429,014
持有作出售之其他資產		**397,000**	—
存貨	25	**319,105**	195,288
有關連公司欠款	41	**1,510**	3,234
應收賬款	26	**431,675**	457,868
其他應收款項、預付款項及按金		**415,744**	594,136
可收回稅項		**22,447**	—
已抵押銀行存款		**164,892**	70,747
銀行結餘及現金	27	**3,226,238**	830,910
		11,520,678	9,228,814
負債			
流動負債			
應付賬款	28	**374,190**	414,493
應付地價		**617,319**	729,410
其他應付款項及應計費用		**3,870,163**	3,054,229
應付最終控股公司款項	41	**148,626**	—
應付有關連公司款項	41	**45,333**	—
應付共同控制實體款項	21及41	**83,559**	123,442
應付聯營公司款項	21及41	**119,938**	112,150
應付附屬公司少數股東款項	41	**112,868**	186,831
借款	32及41	**1,526,901**	2,046,850
衍生財務工具		**—**	29,021
應付稅項		**78,589**	133,798
		6,977,486	6,830,224

綜合損益表

截至二〇〇五年十二月三十一日止年度

	附註	二〇〇五年 千港元	二〇〇四年 重列 千港元
營業額	5	**3,954,998**	4,544,209
銷售成本	8	**(2,901,608)**	(3,585,893)
毛利		**1,053,390**	958,316
出售附屬公司之收益	35	**2,028,993**	—
投資物業之重估盈餘		**798,919**	76,750
其他收益	6	**281,718**	164,392
銷售及分銷開支	8	**(190,019)**	(178,451)
一般及行政開支	8	**(809,484)**	(406,996)
經營盈利		**3,163,517**	614,011
利息收入	7	**52,107**	35,970
理財成本	9	**(301,746)**	(112,512)
應佔以下公司盈利減虧損			
一 共同控制實體		**38,210**	(29,228)
一 聯營公司		**202,062**	151,942
除税前盈利		**3,154,150**	660,183
税項	10	**(270,477)**	(109,605)
年內盈利	11	**2,883,673**	550,578
應佔			
本公司權益持有人		**2,527,765**	272,736
少數股東權益		**355,908**	277,842
		2,883,673	550,578
本公司權益持有人應佔盈利之每股盈利 (以每股港仙列示)	12		
一 基本		**39.54**	4.32
一 攤薄		**38.94**	4.25
股息	13	**575,439**	109,797

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

核數師報告
致越秀投資有限公司
(於香港註冊成立之有限公司)
全體股東

本核數師已完成審核第33至第117頁之財務報表，該等財務報表乃按照香港財務報告準則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之財務報表。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等財務報表出具獨立意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之香港核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等財務報表所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之財務報表足以真實兼公平地顯示　貴公司與　貴集團於二〇〇五年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二〇〇六年四月二十五日

年內根據越秀交通計劃授予本集團僱員的購股權之變動情況如下：

購股權數目							
於二〇〇五年一月一日尚未行使	年內行使	年內失效	於二〇〇五年十二月三十一日尚未行使	每股行使價港元	授出日期	行使期	加權平均收市價(c)港元
1,114,000	792,000	92,000	230,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006 (b)	2.589

附註：

(a) 年內並無購股權授出或註銷。

(b) 所有購股權分三階段行使。

(c) 越秀交通股份在緊接購股權行使日期前一天的每股加權平均收市價。

獨立非執行董事之袍金

截至二〇〇五年十二月三十一日止年度，三位本公司之獨立非執行董事各自均收取董事袍金68,000港元。

管理合約

於年內，本公司概無訂立與本公司整體或任何主要部份業務有關之管理及行政合約或有此類合約存在。

公眾持股量

根據於本報告編製日期可提供本公司之公開資料及就本公司董事所知，本公司的證券根據上市規則規定有足夠的公眾持股量。

主要客戶及供應商

由於本集團之五大客戶及供應商之銷售及採購總百分比所佔本集團總銷售及採購額均分別少於30%，故並無就主要客戶及供應商作進一步之披露。

結算日後事項

結算日後事項之詳情載於財務報表附註42內。

核數師

財務報表已經由羅兵咸永道會計師事務所審核。該核數師任滿告退，惟願再度受聘。

董事會代表
董事長
區秉昌

香港，二〇〇六年四月二十五日

年內根據本公司購股權計劃授予本集團僱員(本公司董事除外，詳情已於第27頁披露)的購股權之變動情況如下：

購股權數目							
於二〇〇五年一月一日尚未行使	年內行使	年內失效	於二〇〇五年十二月三十一日尚未行使	每股行使價 港元	授出日期	行使期	加權平均收市價(c) 港元
9,626,000	4,568,000	5,058,000	—	0.5008	14/12/1999	14/12/2000 - 13/12/2005 (b)	0.826
109,180,000	72,058,000	3,612,000	33,510,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (c)	0.761
23,200,000	768,000	1,200,000	21,232,000	0.5400	02/06/2003	02/06/2003 - 01/06/2013 (c)	0.800
12,404,000	1,180,000	—	11,224,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (c)	0.941
100,234,000	968,000	—	99,266,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (c)	0.947
312,414,000	87,796,000	1,786,000	222,832,000	0.6300	23/06/2004	23/06/2004 - 22/06/2014 (c)	0.872

附註：

(a) 年內並無購股權授出或註銷。

(b) 授出之購股權分兩階段行使。

(c) 授出之購股權分三階段行使。

(d) 股份在緊接購股權行使日期前一天的每股加權平均收市價。

(ii) 越秀交通

根據於一九九七年一月三日獲越秀交通股東通過的一項購股權計劃(「越秀交通計劃」)，越秀交通董事會(「越秀交通董事會」)可酌情授予越秀交通或其任何附屬公司之董事及僱員購股權認購越秀交通之普通股。越秀交通計劃可作為越秀交通及其附屬公司給予僱員及行政人員的獎勵。行使價由越秀交通董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接提供購股權日期前五個營業日股份在聯交所每日報價表上之平均收市價的80%。每次授出購股權之現金代價為10港元，而行使價將於行使購股權時悉數支付。

越秀交通股東於二〇〇二年六月二十五日通過有關終止越秀交通計劃及採納新購股權計劃(「二〇〇二年越秀交通計劃」)的決議案。於終止越秀交通計劃後，越秀交通不會就此進一步授出購股權，但於終止越秀交通計劃前授出的所有未行使購股權繼續生效，並可根據越秀交通計劃予以行使，而僅有使尚未行使購股權生效所需的該等越秀交通計劃條文會就此目的繼續有效。二〇〇二年越秀交通計劃符合上市規則第17章的修訂。

根據與二〇〇二年購股權計劃的條款及條件相同的二〇〇二年越秀交通計劃，越秀交通董事會可授予本公司、越秀企業、越秀交通或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表購股權認購越秀交通股份。

購股權

(i) 本公司

根據於一九九八年六月二十三日獲本公司股東通過的購股權計劃(「購股權計劃」)，本公司董事會(「董事會」)可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股。購股權計劃可作為本集團給予僱員及行政人員的獎勵。行使價由董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接授出購股權日期前五個營業日股份在聯交所每日報價表所報之平均收市價的80%。每次授出購股權之現金代價為10港元，而行使價將於行使購股權時悉數支付。

本公司股東於二〇〇二年六月二十六日通過有關終止購股權計劃及採納新購股權計劃(「二〇〇二年購股權計劃」)的決議案。於終止購股權計劃後，本公司不會就此進一步授出購股權，但於終止購股權計劃前授出的所有未行使購股權繼續生效，並可根據購股權計劃予以行使，而僅有使尚未行使購股權生效所需的該等購股權計劃條文會就此目的繼續有效。二〇〇二年購股權計劃符合上市規則第17章的修訂。

根據二〇〇二年購股權計劃，董事會可授予越秀企業、本公司或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表(「參與人士」)購股權認購股份。二〇〇二年購股權計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。根據二〇〇二年購股權計劃將予授出的購股權而可予發行的股份總數為本公司於批准二〇〇二年購股權計劃日期已發行股份數目的10%。惟本公司可於股東大會上徵求股東批准續新10%上限。本公司股東於二〇〇四年六月二日通過有關續新二〇〇二年購股權計劃10%上限。因二〇〇二年購股權計劃及本公司任何其他計劃項下已授出但未獲行使的所有購股權獲行使而可予發行的股份總數，不得超過不時已發行股份數目的30%。各參與人士在於緊接建議授出任何購股權日期前十二個月期間內獲授及將獲授的購股權予以行使時的上限為建議授出該等購股權日期已發行股份數目的1%，任何進一步授出超過此限額的購股權須待股東於股東大會上批准後，始可作實。購股權可於購股權期限開始日期行使(購股權期限指董事會於授出購股權時通知的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計10年)，惟限於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後，該等限制將終止。就身為越秀企業、本公司或任何彼等附屬公司僱員的參與人士而言，上文所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名參與人士持續受僱於越秀企業、本公司或任何彼等附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生為準)起開始，而當限制終止時的日期應據此作出相應修訂。行使價由董事會釐訂，而且該行使價不得低於下列三者中的最高金額：(a)授出日期股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

主要股東權益

於二〇〇五年十二月三十一日，下列人士擁有以下須記錄本公司根據證券及期貨條例第336條規定置存之登記冊中之股份或相關股份之權益或淡倉：

名稱	好倉股份	權益百分率概約
越秀企業(集團)有限公司(「越秀企業」) *(附註1)*	3,229,435,248	49.88
JPMorgan Chase & Co. *(附註2)*	327,863,000	5.10

附註：

1) 越秀企業持有3,229,435,248股股份權益之身分包括10,928,184股為實益擁有人，3,218,507,064股藉屬所控制法團的權益。由越秀企業所持有的股份詳列如下：

名稱	好倉股份
越秀企業	3,229,435,248
Excellence Enterprises Co., Ltd.(「Excellence」)	3,174,015,064
Bosworth International Limited(「Bosworth」)	2,279,312,904
Sun Peak Enterprises Ltd.(「Sun Peak」)	565,683,000
Novena Pacific Limited(「Novena」)	565,683,000
Shine Wah Worldwide Limited(「Shine Wah」)	158,049,000
Morrison Pacific Limited(「Morrison」)	158,049,000
Perfect Goal Development Co., Ltd.(「Perfect Goal」)	135,737,000
Greenwood Pacific Limited(「Greenwood」)	135,737,000
越秀財務有限公司(「越秀財務」)	44,492,000
Seaport Development Limited(「Seaport」)	35,233,160
Goldstock International Limited(「Goldstock」)	35,233,160

(i) Bosworth持有2,279,312,904股。Bosworth為Excellence全資擁有，而Excellence乃由越秀企業全資擁有。

(ii) Novena持有565,683,000股。Novena為Sun Peak全資擁有，而Sun Peak乃由Excellence全資擁有。

(iii) Morrison持有158,049,000股。Morrison為Shine Wah全資擁有，而Shine Wah乃由Excellence全資擁有。

(iv) Greenwood持有135,737,000股。Greenwood為Perfect Goal全資擁有，而Perfect Goal乃由Excellence全資擁有。

(v) 越秀財務持有44,492,000股，越秀財務為越秀企業全資擁有。

(vi) Goldstock持有35,233,160股。Goldstock為Seaport全資擁有，而Seaport乃由Excellence全資擁有。

2) JPMorgan Chase & Co.持有327,863,000股股份權益之身份，包括273,644,000股為投資經理，54,219,000股為核准借出代理人。

董事權益

於二○○五年十二月三十一日，本公司董事在本公司及其相聯法團（按證券及期貨條例第XV部之定義）之股份、相關股份及債權證之權益及淡倉而須根據證券及期貨條例（「證券及期貨條例」）第352條載入本公司置存之登記冊或知會本公司及聯交所如下：

1. **本公司股份之好倉：**

董事姓名	**權益性質**	**股份實益權益**	**權益百分率概約**
李家麟先生	個人	1,050,000	0.02

2. **於本公司股本衍生工具之相關股份中之好倉：**

董事姓名	**授出日期**	**每股行使價** 港元	**於二○○五年一月一日及十二月三十一日之尚未行使購股權數目**
區秉昌先生	02/06/2003	0.5400	9,000,000
梁　毅先生	02/06/2003	0.5400	7,000,000
李　飛先生	02/06/2003	0.5400	7,000,000
陳光松先生	02/06/2003	0.5400	8,000,000
余立發先生	02/06/2003	0.5400	3,500,000
李家麟先生	02/06/2003	0.5400	2,450,000

附註：

購股權可由二○○三年六月二日起至二○一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%（包括根據(i)項行使的任何購股權）。

除本文所披露者外，於二○○五年十二月三十一日，本公司董事概無擁有或被視作擁有本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債權證之權益或淡倉權益而須根據證券及期貨條例第352條載入本公司置存之登記冊；或根據上市公司董事進行證券交易的標準守則知會本公司及聯交所。

除本文所披露者外，本公司、或其控股公司、或其附屬公司或其同集團附屬公司概無於年內任何時間參與任何安排，致令本公司之董事（包括彼等配偶及未滿十八歲子女）可藉認購本公司或任何其他法人團體之股份或債券而獲取利益。

董事

於年內截至本報告日期為止之在任董事為：

區秉昌先生
梁　毅先生
李　飛先生
陳光松先生
梁凝光先生　　－於二○○五年十二月九日辭任
肖博彥先生　　－於二○○五年八月十日辭任
唐壽春先生　　－於二○○六年二月二十八日獲委任
王洪濤先生　　－於二○○六年二月二十八日獲委任
余立發先生*
李家麟先生*
劉漢銓先生*

*　*獨立非執行董事*

根據本公司之公司組織章程第91條之規定，於即將舉行之股東週年大會上，區秉昌先生、梁毅先生及李飛先生輪席告退，惟彼等均願膺選連任。根據本公司之公司組織章程第97條之規定，於即將舉行之股東週年大會上，唐壽春先生及王洪濤先生依章告退，惟彼願膺選連任。

董事簡介載於第16頁至第17頁。

董事之服務合約

本公司董事概無與本公司訂立不可由僱主在一年內免付補償（法定補償除外）而予以終止之服務合約。

董事於合約之權益

在年終或年內任何時間，本公司各董事均無於本公司、其附屬公司或其同集團附屬公司所訂立任何與本集團之業務有關之重要合約中直接或間接擁有重大權益。

關連交易

根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」），重大有關連人士交易並構成關連交易者，須根據上市規則予以披露，其亦已在財務報表附註39(c)、41(b)(ii)及41(e)(iii)內披露。就附註41(b)披露本公司與廣州造紙集團有限公司訂立之租賃合約及公用設施供應合約而言，本公司之獨立非執行董事余立發先生、李家麟先生及劉漢銓先生已確認該等交易乃根據監管該等交易之有關協議條款訂立。

本公司之核數師已就本集團與廣州造紙集團有限公司訂立之租賃合約及公用設施供應合約履行若干協定程序，並向董事滙報結果，有關交易(i)已獲董事會批准；(ii)已根據監管該等交易之有關協議之條款訂立；及(iii)不超過交易的上限。

五年財務概要

本集團在過去五個財政年度之業績及資產與負債之概要如下。

	截至十二月三十一日止年度				
	二〇〇五年	二〇〇四年 重列	二〇〇三年	二〇〇二年	二〇〇一年
	千港元	千港元	千港元	千港元	千港元
業績					
股東應佔盈利／(虧損)	**2,527,765**	272,736	300,653	(960,230)	39,782
資產及負債					
總資產	**27,095,641**	24,471,063	25,785,918	26,685,015	19,961,555
總負債	**(13,156,154)**	(13,999,168)	(15,441,736)	(16,571,103)	(7,005,499)
少數股東權益	**(3,550,726)**	(3,451,189)	(3,374,822)	(3,403,865)	(6,425,518)
淨資產	**10,388,761**	7,020,706	6,969,360	6,710,047	6,530,538

截至二〇〇四年十二月三十一日止年度之比較數字已予重列，以反映採納於二〇〇五年一月一日或以後之會計期間起生效之香港會計準則第16號及香港會計準則第17號、香港－詮釋第21號及香港財務報告準則第2號之影響。由於董事認為重列截至二〇〇三年十二月三十一日止三個年度之比較數字乃不切實際，故並無就此予以重列。

購買、出售及贖回本公司股份

年內，本公司並無贖回任何股份，而本公司或其任何附屬公司於年內並無購買或出售本公司任何股份。

已撥作資本之利息

年內，撥作為發展中物業及聯營公司之利息資本化，約0.34億港元(二〇〇四年：0.55億港元)。

可供分派儲備

於二〇〇五年十二月三十一日，本公司之可供分派儲備為約31.13億港元(二〇〇四年：2.89億港元)。

董事會謹提呈截至二○○五年十二月三十一日止年度報告連同經審核之財務報表。

主要業務

本集團之主要業務包括三項主要業務：房地產、收費公路及造紙。本集團主要附屬公司、共同控制實體及聯營公司之主要業務載於第104頁至第117頁「集團結構」一節內。

本集團年內之表現按業務及地區分部分析載於賬目附註5。

業績及分派

本集團年內之業績載於第33頁綜合損益表。

董事會已宣佈於二○○五年十一月八日派付中期股息每股普通股0.01港元，合共約0.64億港元。

董事會已宣佈於二○○五年十二月二十日以實物方式派付16,269,505個越秀房託基金基金單位之股息，合共約0.44億港元。

董事會建議派付末期股息每股普通股0.02港元，合共約1.33億港元。

董事會亦建議派付特別股息每股普通股0.05港元，合共約3.34億港元。

儲備

本集團及本公司年內之儲備變動情況載於財務報表附註31。

物業、廠房及設備

本集團及本公司之物業、廠房及設備之變動詳情載於財務報表附註17。

主要房地產項目

本集團在廣州市持有作為日後發展、發展中、出售及投資用途之主要房地產項目詳情載於第119頁至第123頁「廣州市主要房地產項目名單」一節內。

股本

年內有關本公司股本之變動詳情載於財務報表附註29。

優先購買權

本公司之公司組織章程並無對優先購買權作出任何規定，而香港公司條例並無對優先購買權作出任何限制。

本公司外聘核數師已於刊載於第32頁的「核數師報告」就彼等的申報責任作出聲明。

截至二〇〇五年十二月三十一日止年度，本公司對外聘核數師就審核及非審核服務的酬金開支分別為5,975,000港元及4,676,000港元。

內部監控

董事會負責維持足夠水平的內部監控制度，保障股東的利益及本公司的資產。為履行其職責，董事會尋求提升業務營運的風險意識，以及透過制訂政策及程序（包括界定授權的標準），藉此確定與管理業務風險。

董事會全權負責監察本集團旗下業務單位的運作。執行董事被委派加入所有經營重大業務之附屬公司的董事會，以出席其董事會會議及監察該等公司的運作。有關的監察工作包括審批業務策略、預算和計劃，以及制訂主要的業務表現指標。每個核心業務部門的行政管理隊伍對其部門內每項業務在協定策略範圍內的營運與表現承擔問責；同樣地，每項業務的管理層亦須為其業務運作與表現承擔問責。

業務計劃與預算由個別企業的管理層按年編製，並須由行政管理隊伍與執行董事審批，作為本集團企業計劃週期的一部分。執行董事每月舉行會議，以檢討各核心業務的業績及主要經營狀況的管理報告。

本集團已為開支的批准與控制訂立指引與程序。經營開支均須根據整體預算作出監管，並由各個業務按各行政人員及主任的職責輕重相應的開支批核水平進行內部監控。

股東權利及投資者關係

股東的權利及有關要求在股東大會以投票方式表決的程序已載本公司的公司組織章程細則。有關要求以投票方式表決的權利及投票的程序的詳情，亦載列於所有股東通函內，並將在會議期間作出解釋。

投票結果將於股東大會後第一個營業日於報章刊登，並於聯交所的網站公佈。

本公司股東大會為股東及董事會提供一個溝通平台。董事會主席以及審核委員會主席可於股東大會上對提問作出回應。

股東大會中已就各項問題提出個別決議案，包括個別董事的選舉。

本公司一直致力加強與投資者的溝通及關係。專責的高級管理層與各機構投資者及分析員保持緊密聯繫，向彼等發放有關本公司最新發展消息。投資者的查詢均能適時獲得充份資料的回應。

為促進有效通訊，本公司亦已設立www.gzinvestment.com.hk網站，向公眾廣泛發佈有關公司業務發展、營運、財務狀況、企業管治常規與其他資料及其最新情況。

(c) 審閱本公司財務申報制度、內部監控系統、風險管理系統及有關程序是否足夠及有效。

審核委員會於截至二○○五年十二月三十一日止年度內舉行兩次會議，以審閱財務業績及報告、財務申報及合規程序、內部監控和風險管理系統，以及重新委任外聘核數師等事宜。各審核委員會成員的出席記錄載列如下：

董事	於二○○五年審核委員會會議的出席記錄
余立發	2/2
李家麟	2/2
劉漢銓	2/2

本公司並無任何涉及對本金司持續經營能力構成重大疑問之重大不明確因素。

本公司截至二○○五年十二月三十一日止年度的年度業績已經由審核委員會審閱。

薪酬委員會

薪酬委員會成員由三名獨立非執行董事及執行董事唐壽春先生組成，由劉漢銓先生擔任委員會主席。

薪酬委員會的主要目的包括批核薪酬政策及架構以及執行董事及高級管理層的薪酬待遇並對此作出建議。薪酬委員會亦負責制訂具透明度的程序，發展有關薪酬政策及架構，以確保任何董事或其任何聯繫人不得參與訂定其本身的酬金。該酬金將按個人及公司的表現，以及市場的常規及情況而釐定。

薪酬委員會已於二○○六年四月二十五日舉行一次會議(全部成員均有出席)，並檢討及審批本公司的薪酬政策及架構以及執行董事於回顧年度內的薪酬待遇。

進行證券交易的標準守則

本公司已採納上市規則附錄十所載董事進行證券交易的標準守則(「標準守則」)。

本公司已向全體董事作出具體查詢，所有董事確認於截至二○○五年十二月三十一日止年度內均遵守標準守則。

特定僱員若可能擁有關於本集團的尚未公開股價敏感資料，已被要求遵守標準守則的規定。本公司並無發現有任何僱員不遵守規定的情況。

有關於財務報表的責任及核數師酬金

董事會負責平衡、清晰及明白地呈列本公司的年度及中期報告、涉及股價敏感的公佈及根據上市規則及其他監管規條規定的其他須予披露的資料。

董事已確認負上編製本公司截至二○○五年十二月三十一日止年度財務報表的責任。

會議常則及守則

兩次定期的董事會會議的通知均於會議舉行至少十四天前送交全體董事。至於其他董事會和委員會會議則於合理時間前發出通知。

會議文件及有關適當、完備及可靠資訊至少於董事會會議或委員會會議舉行前三天送交全體董事，以確保董事能夠在掌握本公司最新發展及財務狀況下作出決定。董事會及每位董事在需要時有自行接觸高級管理人員的獨立途徑。

公司秘書備存所有董事會及委員會的會議記錄。會議記錄初稿在會議後合理期間內先予所有董事傳閱及表達意見，而最後定稿則公開予所有董事查閱。

根據現行董事會常規，任何牽涉大股東或董事利益衝突的重大交易，應由董事會召開適當的董事會會議來考慮及處理。本公司的組織章程細則亦有條款要求有關董事於董事會會議上表決通過涉及其或其任何聯繫人有重大利益之交易時，必須放棄表決權，且不得計入通過會議的法定人數。

主席及行政總裁

守則條文A.2.1規定主席與行政總裁之角色應有區分，並不應由一人同時兼任。

區秉昌先生為本公司之董事長兼總經理。董事長負責監管董事會之運作，並就達致本公司目標而擔任領導及指導工作，而本公司總經理則負責根據董事會之指示經營業務，及實行董事會訂立之政策及策略。將董事長及總經理之職務結集於一身，旨在確保董事會全權控制本公司之事務，且董事會訂立之政策及策略得以有效率及有效益地施行。

董事委員會

董事會已成立兩個委員會，分別為薪酬委員會及審核委員會，以監察公司不同層面的事務。所有本公司董事委員會的成立均有書面界定的職權範圍。股東如有需要可索取董事委員會的職權範圍。

審核委員會

審核委員會成員由三名獨立非執行董事(包括一名具備適當專業資格或會計或相關財務管理專業知識的獨立非執行董事)組成，而余立發先生擔任委員會主席。審核委員會中並無任何成員曾為本公司現時外聘核數師的前合夥人。

審核委員會的主要職責包括下列各項：

(a) 審閱財務報表及報告及考慮所有由合資格會計師或外聘核數師提出的重大或不尋常事項。

(b) 就外聘核數師的工作、酬金及聘用條款審閱本公司與外聘核數師的關係，並向董事會提供有關外聘核數師的委任、重新委任及罷免的建議。

守則條文第A.4.2條訂明，所有為填補臨時空缺而獲委任的董事應在接受委任後的首次股東大會上接受股東選舉。每名董事，包括獲委任有特定任期的董事，須至少每三年輪席退任一次。

按照本公司的公司組織章程細則，於股東週年大會上，三分之一之在任董事或倘董事人數並非三或其倍數，則為最接近但不少於三分之一之人數或按上市規則或適用之監管機構所不時指定之其他守則、規則及規限可能規定之其他輪任形式委任之董事須輪席告退。擔任常務董事及此等行政職位的董事則毋須輪席告退。此外，任何獲委任以填補臨時空缺或作為董事會新增成員的董事的任期僅至下屆股東週年大會為止，並將須膺選連任。

董事會建議於本公司應屆股東週年大會上重新委任正待重選的董事。

為求遵照守則條文第A.4.1條及第A.4.2條，將會於本公司應屆股東週年大會上提呈特別決議案修訂本公司組織章程細則。

董事的培訓

每位新委任董事均在首次接受委任時獲得全面、正式及特別為其而設的就任須知及董事指引，以確保其對本公司的業務及運作均有適當的理解，以及全面認知其本身在上市規則及相關監管規定下對其職責及責任的要求。

本公司亦會在有需要時為董事提供持續簡報及專業培訓。

董事會會議

會議數目及董事出席率

於二〇〇五年，董事會舉行十二次會議。董事會每名成員的出席記錄載列如下：

董事	於二〇〇五年董事會會議的出席記錄
執行董事	
區秉昌	12/12
梁　毅	10/12
李　飛	11/12
陳光松	11/12
梁凝光[1]	9/9
肖博彥[2]	6/6
獨立非執行董事	
余立發	5/12
李家麟	5/12
劉漢銓	6/12

附註：

1. 於二〇〇五年十二月九日辭任
2. 於二〇〇五年八月十日辭任

組成

董事會成員的組合應具備本公司業務所需適當均衡的技能及經驗，亦能夠作出合適的獨立判斷。

董事會由九名成員組成如下：

區秉昌先生 *(董事長兼總經理)*
梁　毅先生 *(副董事長)*
李　飛先生 *(副董事長)*
陳光松先生
梁凝光先生　(於二〇〇五年十二月九日辭任)
肖博彥先生　(於二〇〇五年八月十日辭任)
唐壽春先生　(於二〇〇六年二月二十八日獲委任)
王洪濤先生　(於二〇〇六年二月二十八日獲委任)
余立發先生*
李家麟先生*
劉漢銓先生*

*　*獨立非執行董事*

董事會成員概無與任何其他成員有關連。

於截至二〇〇五年十二月三十一日止年度，董事會一直遵守上市規則內委任至少三名獨立非執行董事，而至少一名獨立非執行董事擁有專業資格或具備會計或相關財務管理專業知識的規定。

本公司已接獲各獨立非執行董事根據上市規則的規定發出有關其獨立性的年度書面確認函。本公司認為所有獨立非執行董事均為獨立人士。

透過積極參與董事會會議，推動處理涉及潛在利益衝突的事宜，及出任董事會轄下委員會，所有獨立非執行董事對本公司的有效領導作出寶貴貢獻。

董事委任及接任制度

董事會整體負責檢討其成員組合、建立及制訂其遴選及董事委任的程序，並監察其委任及接任制度，以及評核獨立非執行董事的獨立性。

董事會亦定期檢討成員架構、人數及成員組合，務求平衡各方的專業知識、技能及資歷，以符合本公司的業務要求。

倘董事會出現空缺，董事會會參考候選人的專長、資歷、專業知識、個人誠信及願意投放的時間、本公司的需要及其他相關法定要求及規例進行篩選過程。

守則條文第A.4.1條訂明非執行董事應以特定任期委任，並須接受重新選舉。本公司非執行董事並無指定任期。然而，本公司所有非執行董事須根據本公司之公司組織章程細則於本公司股東週年大會上輪席告退。本公司所有非執行董事已於過去三年輪席告退並獲重選連任。

本公司深明優良的企業管治對本公司健全發展的重要性，故致力尋求及釐定切合其業務守則及增長的企業管治常規。

本公司的企業管治常規乃根據聯交所證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「企業管治常規守則」)所載的原則及守則條文(「守則條文」)。

本公司一直遵守守則條文，而就第A.2.1條、第A.4.1條及A.4.2條，本公司有若干偏離，將於以下詳述。

本公司定期檢討企業管治常規，以確保其一直符合企業管治常規守則的要求。

本公司董事會(「董事會」)在維持高水平企業管治以及本公司業務的透明度及問責性方面扮演重要的角色。

本公司的主要企業管治原則及常規概述如下：

董事會

責任

本公司整體業務由董事會負責管理。董事會承擔領導及控制本公司的責任，並共同以本公司的利益承擔領導及監管本公司事務的責任的事宜。

董事會已將分管本公司業務的日常管理委派予執行董事，並專注處理可影響本公司整體策略方針及財務的事宜，其中包括所有政策事宜的批核及監督、整體策略及預算、內部監控及風險管理制度、財務報表、派息政策、重大融資安排及重大投資、理財政策、委任董事及其他重大財政及營運上的事宜。

所有董事均有權於適當時候取閱所有相關資料，以及取得公司秘書的意見及協助，藉此確保董事會的程序及所有適用規則及規例均予以遵從。

在一般情況下，各董事在向董事會提出要求後，均可於適當時候尋求獨立專業意見，有關費用由本公司支付。

王先生擁有中國高級經濟師、中國工程師和中國註冊土地估價師資格，亦是廣州市房地產業協會專家委員會委員，並擔任及廣州市房地產業協會、廣州市建築聯合會、廣州市租賃協會副會長。

獨立非執行董事

余立發先生，58歲，自一九九二年起出任為本公司獨立非執行董事。余先生現為易貿通集團有限公司主席，並負責易貿通集團的企業財務發展及策略業務規劃。余先生持有澳洲Macquarie University應用財務碩士學位及香港大學管理學文憑。余先生在投資、銀行及財務方面擁有逾37年經驗。

李家麟先生，51歲，自二〇〇〇年起出任為本公司獨立非執行董事。李先生現為專業會計師，任職萊斯銀行香港分行副行政總裁。李先生為英國特許公認會計師公會資深會員，並於銀行界及審計界方面有20多年經驗。彼為駿威汽車有限公司及周生生集團國際有限公司之獨立非執行董事。

劉漢銓先生，58歲，自二〇〇四年起出任為本公司獨立非執行董事，亦為越秀交通獨立非執行董事。彼擁有倫敦大學法律學士學位，是香港特別行政區高等法院律師、中國司法部委托公證人、國際公證人。彼為劉漢銓律師行之高級合夥人。在劉先生參與之多項公職中，其中計有中國人民政治協商會議全國委員會常務委員，香港特別行政區首屆政府推選委員會成員及非官守太平紳士，彼獲香港特別行政區政府頒授金紫荊星章勳銜。彼亦是香港按揭證券有限公司董事，以及在香港聯合交易所有限公司上市的公司之獨立非執行董事，包括僑福建設企業機構、北京控股有限公司、旭日企業有限公司、勤十緣媒體服務有限公司及永亨銀行。

執行董事

區秉昌先生，59歲，二〇〇三年獲委任為本公司執行董事、董事長兼總經理，亦為本公司之控股公司越秀企業(集團)有限公司(「越秀企業」)董事長兼總經理及越秀交通有限公司(「越秀交通」)董事長。區先生畢業於中國藥科大學。於二〇〇二年十一月加入越秀企業前，先後在廣州制藥廠、廣州市經濟協作辦公室、廣州市人民政府辦公廳擔任領導職務，在擔任廣州市交通委員會主任職務期間，曾為廣州市的交通規劃、建設、發展和管理工作做出過突出貢獻，在工業技術、交通網絡、企業及經濟管理方面積逾30年的經驗。

梁毅先生，53歲，二〇〇三年獲委任為本公司執行董事，亦為本公司副董事長、越秀企業及越秀交通董事。梁先生於中國人民解放軍工程兵大學行政管理專業本科畢業。於二〇〇一年六月加入越秀企業前，先後在廣州市化工局和廣州市委機關擔任領導職務，曾為建立廣州市的行政監察系統做出較大貢獻，在行政管理方面有20多年的實際工作經驗。

李飛先生，53歲，二〇〇二年獲委任為本公司執行董事，亦為本公司副董事長、越秀企業董事。李先生畢業於中國華南師範大學中文系，負責本公司地產集團的策略性策劃、業務發展及營運。

陳光松先生，63歲，二〇〇一年獲委任為本公司執行董事，亦為越秀企業副董事長及越秀交通董事。陳先生畢業於中國華南理工大學。曾任廣州味精食品廠廠長及廣州市輕工業集團董事長兼總經理。加入本集團以前，陳先生由一九九八年至二〇〇一年四月期間，為廣州市經濟委員會主任，具有超過33年企業管理經驗。

唐壽春先生，43歲，二〇〇六年二月二十八日獲委任為本公司執行董事。唐先生畢業於南京農業大學，具有中國高級會計師、中國高級經濟師和中國註冊資產評估師資格，農業經濟與管理博士學位。二〇〇二年加入越秀企業前，曾執教於成都西南財經大學，並任廣州華南師範大學副教授。曾經擔任廣州市城市建設開發集團有限公司董事兼總會計師，負責組織公司的會計核算、財務管理和資金運作，參與多項大型房地產項目的策劃及運營管理。加入越秀企業後先後任職集團財務總監和副總經理，協助負責集團的金融、財務等工作，積累了豐富的大型企業財務管理及資本運作經驗。

王洪濤先生，56歲，二〇〇六年二月二十八日獲委任為本公司執行董事兼副總經理。王先生畢業於華東水利學院港口工程專業。一九八五年加入廣州市城市建設開發集團有限公司，先後在計劃開發部、宏城發展股份有限公司、越秀投資地產集團有限公司等擔任領導職務，在基礎建設、房地產開發業務累積近三十年經驗，專注於房地產投資、項目策劃、開發建設及物業經營管理。

王先生參加和主持過廣州江南新村、二沙島、天河建設區等大型房地產開發項目以及廣州名雅苑、星滙園、江南新苑、城建大廈、市長大廈等十多個住宅小區及商廈的建設，其中，城建大廈、市長大廈曾榮獲中國國家建設部頒發最高獎項魯班獎，嶺南花園榮獲詹天佑土木工程大獎，其個人曾榮獲中國國家建設部部級獎。

資本開支承諾

二〇〇四年內，本集團的附屬公司越秀交通有限公司訂立合營協議成立廣州西二環高速公路有限公司以獲取35.0%的股權，而於二〇〇五年十二月三十一日，本集團的尚未履行已承諾股本出資約為人民幣2.065億元（相等約1.986億港元）。除上文所述者外，於二〇〇五年十二月三十一日，本集團亦就購買物業、廠房及設備而承擔資本承諾約為2.66億港元（二〇〇四年：0.14億港元）。

資產抵押

於二〇〇五年十二月三十一日，本集團獲授的若干銀行融資及貸款由本集團的資產作抵押。資產抵押詳情載於本年報財務報表附註40內。

或然負債

年內，本集團為其物業的若干買方安排銀行融資，並就履行償還貸款的責任提供擔保。於二〇〇五年十二月三十一日，所涉及的或然負債總額約為2.64億港元（二〇〇四年：2.51億港元）。

僱員及薪酬政策

於二〇〇五年十二月三十一日，本集團聘用約7,900名僱員（二〇〇四年：7,080名僱員），其中約7,750名僱員（二〇〇四年：6,980名僱員）主要參與地產、收費公路及造紙的業務。

本集團給予員工的薪酬主要根據行內慣例，提供包括供款的公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工的表現而授出購股權。擢升及薪酬調整則與表現掛鈎。

根據上市規則第13.21條作出之披露

茲提述二〇〇五年五月三十日簽訂之38.00億港元貸款協議（「貸款協議」）（將於二〇一〇年六月到期）。根據貸款協議之條款，一旦越秀企業（集團）有限公司未能持續直接或間接實益擁有不少於本公司已發行有投票權股本35%的股東權益或對本公司行使有效的管理控制權時，將視作違約。此責任規定已獲履行。

資本結構

本集團於二○○五年及二○○四年十二月三十一日的資本結構概述如下：

	二○○五年		二○○四年	
	千港元	%	千港元	%
銀行借貸(浮息)				
以人民幣結算	**3,077,170**	**20.1**	2,382,496	18.7
以美元結算	**37,205**	**0.2**	117,000	0.9
以港元結算	**1,828,995**	**11.9**	2,670,231	21.0
銀行借貸總額	**4,943,370**	**32.2**	5,169,727	40.6
股東資金加負商譽	**10,388,761**	**67.8**	7,547,445	59.4
總市值	**15,332,131**	**100.0**	12,717,172	100.0
總資本負債比率	**32%**		41%	

由於本集團的資本效益有所改善，銀行借貸總額佔本集團總市值較少部分，由41%減至32%。於二○○五年十二月三十一日，銀行借貸總額減少2.26億港元至約49.43億港元。借貸總額與總市值的比率(總資本負債比率)由41%減至二○○五年的32%。

於二○○五年十二月三十一日，股東資金約為103.89億港元，佔本集團總市值約68%。股東資金增加約33.68億港元主要包括二○○四年末期股息及二○○五年中期股息分配後的年內保留純利。

本集團的借貸詳情載於本年報財務報表附註內。

利率風險

利息開支佔本集團總開支的大部分。因此，本集團密切控制利率風險，並採納合適的利率對沖措施。

外滙風險

由於本集團的主要業務位於中國，而大部分收入以人民幣計算，本集團知悉這存在潛在的外滙風險。因此，本集團的對沖政策盡量採用以人民幣計算的再投資盈利及債務融資，以應付人民幣資本開支的需要。因此，本集團致力減低外滙差異，並不進行滙兑變動的投機活動。然而，期內人民幣貸款的利率較外滙貸款為高，本集團或會考慮以外幣計算的股本及債務融資，作為應付投資項目所需的另一方法，在該情況下，將採用合適的外滙對沖措施。

資本開支

年內，本集團總資本開支及投資合共約為0.541億港元(二○○四年：0.828億港元)，其中0.538億港元為向新投資項目廣州西二環高速公路作出之初步股本出資。除上述者外，就購買非固定資產而產生的資本開支約為8.60億港元(二○○四年：2.02億港元)。

融資活動之現金流出淨額

於二〇〇五年，融資活動所耗現金淨額約為5.40億港元，主要用作償還銀行借貸約59.10億港元，該筆款項主要來自新借銀行貸款約56.84億港元。因此，融資活動之現金流出淨額較二〇〇四年約11.74億港元減少約6.34億港元。

去年，因行使購股權而發行約167,000,000股，每股面值0.01港元的普通股，帶來現金流入約0.89億港元。此外，本集團亦因二〇〇五年十二月分拆越秀房託基金上市而籌集現金約33.00億港元。扣除相關開支後的大部分分拆交易所得款項淨額連同新借銀行貸款用作償還銀行借貸約59.10億港元。

營運資金

於二〇〇五年十二月三十一日，本集團的營運資金(流動資產減流動負債)為約45.43億港元，較二〇〇四年年底增加約21.44億港元。營運資金增加主要是由於銀行結餘及現金增加所致。於二〇〇五年十二月三十一日，本集團的現金及現金等價物約為31.99億港元。

債項

截至二〇〇五年十二月三十一日止兩個年度年終的債項如下：

	二〇〇五年 千港元	二〇〇四年 千港元
有抵押銀行借貸	**3,371,645**	3,825,780
無抵押銀行借貸	**1,571,725**	1,343,947
無抵押其他借貸	**509,396**	890,694
融資租約的責任	**92**	78
銀行透支	**27,285**	24,763
總債務	**5,480,143**	6,085,262
賬齡分析：		
一年內償還	**1,526,901**	2,046,850
第二年	**812,512**	1,324,413
第三至第五年	**2,718,866**	2,090,764
無固定還款期	**421,864**	623,235
	5,480,143	6,085,262

二〇〇五年年底，本集團的債項總額約為54.80億港元，較二〇〇四年減少約10%。債項總額減少主要是由於以分拆上市交易所得款項淨額償還若干銀行借貸所致。結果，本集團債項總額與資產總值的比率由二〇〇四年的25%減至二〇〇五年的20%。鑑於債項及相應未來融資成本大幅減少，管理層有信心本集團的流動資金狀況及資本結構均會取得改善，從而改善其資產負債水平。

財務政策

本集團的整體財務及資金政策針對風險管理及流動資金控制。銀行結餘一般存放於香港及中國的銀行戶口，作為短期定息存款。並無存放任何資金於非銀行機構，亦無投資證券。

本集團安排的大部分融資以港元結算。就本集團透過其中國的附屬公司於中國進行的業務活動而言，部分借貸以人民幣結算，以應付財政回顧年內中國業務的資金需求。整體上，本集團的核心業務被視為不涉及任何重大外滙風險。於財政回顧年內，本集團並無訂立任何匯率對沖協議。



南沙濱海花園

流動資金及資金來源

本集團認同保持穩健的流動資金狀況的重要性，以維持本集團的業務。本集團的主要流動資金來源為業務經常性現金流量及已承諾銀行融資。

現金流量

下表概述本集團截至二〇〇五年十二月三十一日止兩個年度各年的現金流量：

	二〇〇五年 千港元	二〇〇四年 千港元
經營活動所得現金流入淨額	**1,079,930**	1,157,745
投資活動之現金流入淨額	**1,853,281**	(213,396)
融資活動之現金流出淨額	**(540,405)**	(1,174,010)
現金及現金等價物增加／(減少)淨額	**2,392,806**	(229,661)
年終的現金及現金等價物	**3,198,953**	806,147

經營活動所得現金流入淨額

於二〇〇五年，經營活動所得現金流入淨額約為10.80億港元，較二〇〇四年的11.58億港元減少0.78億港元。經營活動所得現金流入淨額減少主要是由於出售物業所得收益減少所致。

投資活動之現金流入淨額

於二〇〇五年，投資活動之現金流入淨額為18.53億港元，而資本開支所耗現金則由出售於附屬公司的權益所得現金所彌補。

稅項

本集團的稅項支出在剔除越秀房託基金分拆上市的稅項影響後，由二〇〇四年約1.10億港元增加至約2.70億港元，主要是由於投資物業重估升值計提遞延稅項所致。

末期股息

董事會建議派發末期股息每股0.02港元（二〇〇四年：0.009港元）及特別股息0.05港元（二〇〇四年：無）予於二〇〇六年六月十五日名列本公司股東名冊的股東。待股東於二〇〇六年六月十五日舉行的股東週年大會上批准後，末期股息及特別股息將於二〇〇六年六月二十六日或前後派付。連同中期股息每股0.01港元（二〇〇四年：0.0083港元）計算，截至二〇〇五年十二月三十一日止年度的股息總額將為每股0.08港元（二〇〇四年：0.0173港元）。

採納新訂及經修訂的財務報告準則

由於自二〇〇五年一月一日起須採納新訂及經修訂的香港財務報告準則，本集團已於本年報所載的財務報表中重列上年度及期初調整。重列該等數字主要與租金收入確認、租賃土地及土地使用權、遞延稅項、以股份支付的款項及負商譽會計政策的更改有關。於二〇〇四年十二月三十一日的股東權益下調約2.13億港元至70.21億港元，對本集團的現金流量狀況並無任何影響。



從化逸泉山莊

銷售及行政開支

二○○五年本集團銷售及行政開支約為10億港元，較二○○四年增加70.7%，此增幅較大程度上是由於本年度的投資項目、在建項目及固定資產的減值所致，與新項目的前期費用直接於損益表確認有關，同時亦受購股權費用增加的影響。

投資物業的估值

於二○○五年，受惠於物業市道好轉，本集團投資物業重估升值約為7.99億港元。

財務成本

由於受持續加息的影響，二○○五年本集團的財務成本較二○○四年增加168.2%至約3.02億港元。然而，越秀房託基金在聯交所分拆上市後，回籠的資金主要用於償還銀行借款，於二○○五年十二月償還銀行借款15億港元，從而令本集團銀行借款大幅減少，節約的利息支出將在以後年度體現，將有效抵減加息形成的財務壓力。



星滙雅苑

應佔聯營公司及共同控制實體業績

期內，本集團應佔聯營公司的盈利上升33.0%至約2.02億港元，主要是收費公路業務受惠於收費公路收入的增長和二○○五年六月起調低營業税率。由於北二環高速公路受周邊路網完善的正面影響，本集團應佔共同控制實體實現盈利約0.38億港元。

財務回顧

業績分析

截至二〇〇五年十二月三十一日止年度，本集團股東應佔盈利約為25.28億港元，較二〇〇四年增長826.8%，股東應佔盈利大幅增長主要是因為本集團將白馬大廈等四項優質投資物業組成越秀房託基金並成功自本集團分拆在聯交所主板上市，籌集大量資金及釋放巨額利潤。本集團每股基本盈利為0.39港元，比二〇〇四年增長815%。

營業額

本集團截至二〇〇五年十二月三十一日止年度的營業額約為39.55億港元，較二〇〇四年減少13.0%，主要是地產業務受確認銷售發展中物業所得收益之會計政策變化所致。

地產業務根據二〇〇五年實施的新香港財務報告準則，收入確認由完工進度法改為按項目完全竣工後方可確認，在新方法下二〇〇五年之賬面確認銷售面積約為12.92萬平方米，確認物業銷售收入約為12.47億港元，而二〇〇四年根據完工進度法確認的銷售面積約31.15萬平方米，確認物業銷售收入約為19.87億港元。如果剔除會計政策變化的影響，二〇〇五年物業銷售收入比二〇〇四年略有上升。由於加強對投資物業的資產提升，不斷提升投資物業的價值，從而令物業租金收入較二〇〇四年增加20%至約5.20億港元，亦初步體現了從單一地產開發銷售模式轉向為綜合型商業地產的成果。

收費公路業務，儘管若干一、二級公路的表現受到整體提高收費公路的服務質量，加強稽查力度，提高實徵率，發掘創收潛力，減輕廣東省及周邊省份公路網不斷完善產生的負面影響，二〇〇五年收費公路業務的營業額仍較二〇〇四年增長6.2%至約4.25億港元。

至於造紙業務，由於新聞紙行業競爭更加激烈，令本年度造紙業務營業額較二〇〇四年輕微下跌3.7%至約11.94億港元。

毛利

雖然本集團的地產業務及造紙業務分別受到實施新香港財務報告準則及行業激烈競爭的影響，但是通過加強企業管理，積極有效地降低成本，實現毛利約10.53億港元，比二〇〇四年增加9.9%。

三、 適度加快商業寫字樓的建設，目前在建物業中約有110萬平方米左右，主要包括維多利的兩幢塔樓、越秀城市廣場、越秀新都會、亞太世紀廣場及南沙商貿中心等。加上本年度成功投標的廣州市珠江新城雙塔之西塔項目，總的建築面積約40萬平方米，連同現在本集團擁有的出租物業尚有40多萬平方米，今後幾年間本集團擁有或將建成的出租物業商業、寫字樓等物業約在200萬平方米左右，在越秀房託基金分拆上市時，本集團授予基金一項優先購買權。本集團將會充分考慮將符合優先購買權約定的投資物業與越秀房託基金互動，在同等條件下，優先依法注入越秀房託基金，共同增長，達到雙贏的局面。


江南新苑

四. 在公路業務上，本集團將會專注高速公路的投資，廣東省未來幾年高速公路路網將會加快建設發展，只要達到適當的回報率，本集團將努力參與投資該等高速公路。

五. 努力將本集團旗下的一些有潛質的業務重組，例如超市等業務，令其逐步成熟壯大，在適當時候體現其潛在價值。

未來策略及展望

二〇〇五年全年本集團主要業務所在地中國廣州國內生產總值達到人民幣5,115.75億元，比去年同期增長13%，經濟發展仍保持良好的勢頭，固定資產投資持續強勁，內部需求殷切，整體房價比去年同期上升約10.7%，全年成交均價為每平方米人民幣5,114元。是自二〇〇〇年以來首次突破人民幣5,000元的關口。

但同時，我們充份認識到中央政府實施了一系列經濟調控政策，以防止房地產業的過熱，據此，本集團將在執行一貫的策略基礎上，根據市場變化，未來的發展策略是：精簡架構，增加透明度，在發展住宅為主的基礎上充份利用商業地產及發揮越秀房託基金與本集團業務發展的互動、互補，爭取雙贏的同時充份注意經營風險及妥善規避風險，展望未來：

一. 本集團正積極研究在時機成熟時將旗下的新聞紙業在香港分拆出去，以令本集團更加專注房地產及基建業務，增加業務透明度，同時也為新聞紙業務設立一個獨立的平台，有利它的發展。

二. 利用本集團龐大土地儲備優勢，預期二〇〇六年在建物業、計劃發展中物業規模擴大到260萬平方米。抓住廣州房地產交投再度活躍，房價穩步上升，在市場對住宅需求殷切的狀況下，於二〇〇六年適當增加銷售面積，預計可供銷售面積約在55萬平方米左右，主要集中在住宅及適量的別墅方面。主要樓盤有：江南新苑、翠城花園、星匯雅苑、濱江怡苑、逸泉山莊及濱海花園等。二〇〇六年至二〇〇七年將有約120萬平方米項目竣工，增加住宅項目供應量包括江南四期1、4區、江南三期七區。



南沙濱海花園

業務回顧

主要受惠於二〇〇五年十二月二十一日本集團以房地產投資信託基金方式將白馬大廈等4個約16萬平方米的出租物業成功分拆上市，除仍持有該基金約31%基金單位外，套回33億港元現金，令本年度股東應佔盈利比去年同口徑對比增加827%至25.28億港元，股東每股應佔盈利比去年增加815%至0.39港元，股東每股淨資產比去年上升40%至1.59港元，較大幅度地改善了整個集團的財務狀況。董事會建議全年派息每股0.08港元，比去年增加362%。其中中期派息0.01港元，末期派息0.02港元，特別派息0.05港元。

地產業務

根據二〇〇五年實施的香港會計準則，本集團的物業銷售收入確認由完工進度法改為按項目竣工後方可入賬，受此影響，本期賬面反映的物業銷售樓面面積由去年的31.15萬平方米跌至12.92萬平方米，銷售收入賬面反映由去年的19.87億港元跌至12.47億港元，分別下跌了58.52%及37%。

若加上本年度已經預售但未確認收入的銷售樓面面積約15.21萬平方米，預售收入約8.82億港元，及加上越秀房託基金分拆而出售予該房託基金的約16萬平方米，收入約43.62億港元，本年度實際銷售樓面面積約44.13萬平方米，銷售收入約64.91億港元，分別比去年增加41.67%及226.67%。

從去年開始，本集團對地產業務實施「住宅開發與商業地產經營並重」的策略，適當把商業地產做大，除通過分拆房託基金充份體現本集團出租物業的真正價值外，更令本集團出租物業租金收入達到5.20億港元，比去年同期增加20%。

其它業務

期內，本集團收費公路業務實現營業額4.25億港元，較去年同期增加6.2%，越秀交通在聯營公司應佔盈利1.84億港元，較去年同期增長20.9%，共同控制實體北二環表現突出，令本集團應佔該共同體盈利4,000萬港元，較去年同期上升295.7%。本集團參與投資並佔35%的西二環高速公路將會提前至二〇〇六年年底通車，屆時將會增加本集團的營業收入。

期內，雖然受國內新增新聞紙生產能力影響，全年銷售新聞紙約27.5萬噸，比去年同期下降11.58%，但因市場銷售價格上升，本集團加強企業內部管理，對生產工藝進行改造，大力壓縮各項生產成本，令期內越投在造紙業務的股東應佔盈利達3,300萬港元，比去年增3.09%。

期內，收費公路股東應佔盈利約3.06億港元，比二○○四年增長10.4%；越秀投資在新聞造紙業務的股東應佔盈利約3,300萬港元，比二○○四年增長3.09%。

展望未來，本集團業務主要所在地廣州市將加快發展汽車製造業、重化工業及物流、會展、金融、中介業務、文化等現代服務業，提升廣州市作為華南地區經濟中心的地位和作用。經濟的發展必將為房地產尤其是商業地產帶來一個發展的空間。據此，本集團今後的發展策略是：

在時機成熟時，本集團積極進行研究，將會在香港分拆旗下的新聞造紙業務，以令本集團業務趨向專業化，提高經營透明度，也為新聞造紙業提供一個發展平台及空間。

以房地產為主業，充分發揮本集團土地儲備充裕的優勢，二○○六年計劃發展中物業規模增加到260萬平方米，因應廣州市場對舊城區住宅的殷切需求，加大推出優質住宅供應量。預計二○○六年可供銷售面積約在55萬平方米。

加強商業地產經營，我們充份認識到中央政府實施了一系列經濟宏觀調控政策，防止房地產業的過熱，據此，本集團將在執行一貫的策略基礎上，根據市場變化，充份注意到房地產經營的風險，通過適當加大商業地產經營，達到可租可售，妥善地規避風險。本集團分拆越秀房託後，目前仍然擁有約45萬平方米的以商業及寫字樓為主的出租物業，到二○○六年正在發展中的商業物業增加到約110萬平方米，均地處廣州市商務中心區或繁華地區。另外，本年度我集團成功投得的廣州珠江新城雙塔之西塔，總面積約40萬平方米，預計該項目將成為全廣州市最高之建築物，這個項目正進行前期準備工作。預期本集團未來幾年間將會陸續增加投資物業約200萬平方米，在越秀房託基金分拆上市時，本集團授予基金一項優先購買權。本集團將會充分考慮將符合優先購買權約定的投資物業與越秀房託基金互動，在同等條件下，優先依法注入越秀房託基金，共同增長，達到雙贏的局面。

適度發展下游產業，保持長期穩定的發展和良好的收益。

廣東省未來幾年將會加快高速公路網的建設，只要達到適當的回報率，本集團將會積極參與投資。

本集團將通過上述一系列的業務發展，努力提高自身的競爭能力，提高營運效率，致力降低成本，抓住市場機遇，為股東帶來更豐厚的投資回報。

本人籍此機會向各位董事、高級管理層及全體員工致謝，感謝各位在過去一年對本集團業務發展所作出的辛勤貢獻。同時本人亦感謝所有股東、銀行界、商業界的各位朋友對本集團的幫助和支持。

董事長
區秉昌

香港，二○○六年四月二十五日



本集團的業務主要集中在廣州及其周邊地區，二〇〇五年本集團的業績得益於廣州市經濟持續快速增長，令致各項業務均取得理想業績，股東應佔盈利上升至約25.28億港元，較二〇〇四年增長827%。每股基本盈利約0.39港元，較二〇〇四年增長約815%。建議每股全年派息共0.08港元。

本集團於二〇〇五年十二月二十一日經香港證券及期貨事務監察委員會、聯交所批准，成功將白馬商場等四個甲級寫字樓和優質商場共約16萬平方米的出租物業以房地產投資信託基金形式在香港分拆上市，為本集團帶來約33億港元現金流入及20億港元的盈利貢獻。越秀房地產投資信託基金(股份代號：405)的成功分拆上市，為本集團的現金流、資產負債結構、淨資產值及盈利等帶來極大的正面影響，體現了本集團投資物業的真實價值。

由於受完工進度法改為按項目竣工後方可入賬的會計政策改變影響，導致期內本集團物業銷售賬面可確認的銷售面積跌至12.92萬平方米，營業額為12.47億港元，與去年同期相比分別下降了58.52%及37%。但受惠於期內本集團穗港兩地物業租金收入的增加(收入為5.2億港元，較二〇〇四年同期上升20%)，本集團物業評估升值約7.99億港元。

	截至十二月三十一日止年度	
	二○○五年	二○○四年 重列
	千港元	千港元
營業額	**3,954,998**	4,544,209
經營盈利	**3,163,517**	614,011
應佔以下公司盈利減(虧損)		
一共同控制實體	**38,210**	(29,228)
一聯營公司	**202,062**	151,942
股東應佔盈利	**2,527,765**	272,736
每股基本盈利	**39.54港仙**	4.32港仙
每股全面攤薄盈利	**38.94港仙**	4.25港仙
利息保障倍數	**9.38倍**	6.20倍

	於十二月三十一日	
	二○○五年	二○○四年 重列
	千港元	千港元
總資產	**27,095,641**	24,471,063
總負債	**13,156,154**	13,999,168
少數股東權益	**3,550,726**	3,451,189
股東權益	**10,388,761**	7,020,706
每股淨資產	**1.59港元**	1.11港元
總資本負債比率	**32%**	41%

越秀投資有限公司(「本公司」)於一九九二年十二月在香港聯合交易所有限公司(「聯交所」)上市。本公司的控權股東越秀企業(集團)有限公司是廣州市人民政府的駐港企業。本公司及其附屬公司(「本集團」)建立了多項業務，包括主要位於中國內地(「中國」)廣東省的房地產、造紙及收費公路。這些業務在華南地區均有龐大的市場佔有率。中國房地產業務方面，本集團目前在廣州市的房地產項目及土地儲備，總樓面面積為5,800,000平方米。新聞紙廠的年生產能力為300,000噸。收費公路業務是透過於一九九七年在聯交所獨立上市的本公司附屬公司(越秀交通有限公司)經營。越秀交通有限公司目前在廣東及中國個別的其他省份經營應佔約315.2公里的收費公路及橋樑項目。


越秀投資有限公司
越秀交通有限公司
房地產
造紙
收費公路及橋樑(315.2公里)
香港地產(13萬平方米)
中國地產(580萬平方米)
新聞紙(30萬噸)

目錄

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

(股票編號: 123)



2005 年報